SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS    –  Capital Management Department

DFSI  – Investor Relations Division invest@eletrobras.com.br

www.eletrobras.com

Marketletter – March 2010

ELETROBRAS’ PERFORMANCE DURING THE FIRST QUARTER 2010

E

letrobras registered in the first quarter of 2010 a net income of R$ 738.3 million, equivalent to R$ 0.65 per share, 413% higher than in the same period of the previous year , when a net income of R$ 101.3 million, was recorded equivalent to R$ 0.09 per share. The result of 2010 corresponds to a Return on Shareholders’ Equity of  0.96% in comparison to 0.12% the previous year.

The result of this first quarter of 2010 was impacted by the losses relating to the recognition of the effect of U.S. inflation, measured by the indices Industrial Goods and Consumer Price, which affect the commercialization of energy from Itaipu, in the form of Regulatory Assent, which negatively impacted the quarter’s result  in R$ 581 million.

The balance of the Regulatory Asset deriving from trade energy of Itaipu Binacional during the period between January and March 2010, represented by the item line Right of Reimbursement, presented in the Non-Current Asset is R$ 443 million.

1.     Eletrobrás System

1.1   Electric Energy Transactions

A – Energy sale – R$ thousand

	Parent Company		Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Supply	-	-	1,360,414	1,349,874
Gross Supply	-	-	2,551,578	2,340,185
Transmission	-	-	1,276,204	1,187,980
Electric Energy traded at CCEE – short-term energy	453,031	431,312	535,777	519,421
Relending of Itaipu Energy	1,483,316	1,884,347	1,483,316	1,884,347
Regulatory Asset – Itaipu Energy Trading	(1,401,172)	(1,049,041)	(1,401,173)	(909,406)
Other	2,883	2,975	2,882	2,975
	538,056	1,269,593	5,808,998	6,375,376

B - Energy purchased for resale and use of transmission lines – R$ thousand

	Parent Company		Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Supply	-	-	132,237	178,916
Gross Supply	-	-	108,112	157,940
Transmission	-	-	388,576	297,244
Electric Energy traded at CCEE – short-term energy	300,171	301,504	334,163	503,334
Relending of Itaipu Energy	833,064	2,002,506	124,614	1,074,098
Other	1,576	(594,552)	138,078	(511,066)
	1,134,811	1,709,458	1,225,779	1,700,466

1.2  Consolidated Financial Statement

The Consolidated Financial Statement of the Eletrobrás System showed  the following evolution

CONSOLIDATED	1st Quarter – R$ million
	2010	2009	Variation
Operating Income	5,621.5	6,087.8	(7.7%)
Operating Expenses	4,784.8	5,457.4	(12.3%)
Profit before the Financial Result	836.7	630.4	32.7%
Financial Result	335.6	(359.0)	193.5%
Net Income	738.3	101.3	628.6%
Net Income per share	R$ 0.65	R$0.09	628.6%
Market Value	30,955.7	29,160.4	6.2%
Operating Margin (%)	14.9%	10.4%	4.5 pp
Net Margin (%)	13.1%	1.7%	11.4 pp

Operating Margin = Operating Income / Operating Revenue

Net Margin = Net Income / Operating Revenue

pp = percentage point

Market Value adjusted – ex-dividend

1.3  Ebitda Evolution

The sum of the Ebtidas of the generation and transmission companies of energy, within the first quarter of 2010, totalized R$ 1,750 million, 22.1% higher than the amount registered in the same period of 2009 when it was registered an amount of R$ 1,434 million.

Furnas presented an increase of 10.85%, changing from R$ 446 million to R$ 494 million. Chesf changed from R$ 544 millions to R$ 660 million with an increase of 21.44%.

Marketletter – March 2010

Eletronorte, which supplies the Brazilian Isolated System, presented a growth of 63.64%, changing from R$ 217 million in 2009 to R$ 355 million in 2010. Eletrosul presented, in the first quarter of 2010, an EBTIDA of R$ 119 million, 12.06% higher than the amount of R$ 106 million registered in the same period of 2009. Eletronuclear and CGTEE maintained the same level of the first quarter of 2009, R$ 142 millions and R$ 21 millions, respectively.

In relating to the distribution companies of Eletrobras system, within the first quarter of 2010, the sum of the EBITDAS totalized R$ 39 millions, changing from R$ (78) millions in 2009 to R$ 39 millions in 2010, representing an increase of 149.71%.

The value of EBTIDA obtained for each company of the Eletrobrás System is demonstrated after the Financial Statement of the companies.

2. Eletrobrás Shareholding Participations

The results obtained by the companies invested by Eletrobrás had a positive impact on the Company result in 2010 of R$ 869 million, deriving from the evaluation of the shareholding investments, as shown below:

	R$ thousand
	Parent Company		Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Investments in controlled companies
Equity Method	726,363	142,076	-	-
Capital Income - ITAIPU	2,733	3,505	2,733	3,505
	729,096	145,581	2,733	3,505
Investiments in Affiliates
Equity Method	111,112	100,540	111,112	125,028
Interest on Own Capital	21,852	-	21,852	-
	132,964	100,540	132,964	125,028
Other investments
Interest on own capital	4	-	4	-
Dividends	1,658	85	1,658	85
Investment remuneration in partnerships	5,510	4,568	8,371	5,661
	7,172	4,653	10,033	5,746
	869,231	250,774	145,730	134,279

3 –  Financial Result

The devaluation of the Real compared to the US$ dollar and the fact that Eletrobrás holds relevant part of its receivables (net of obligations) – R$ 9,702 million (US$ 5,447 million) – indexed to the foreign currency, mainly to the US$ dollar, produced a positive effect on the Company’s result in the first quarter of 2010 when it was registered a net revenue of R$ 228 million deriving from the currency variation. In the same period of the previous year a loss of R$ 199 million was recorded.

Relating to the monetary variation deriving from the internal prices index, it was verified a gain of R$ 189 million in the first quarter of 2010, against a loss of R$ 12 million registered in the first quarter of 2009, as shown below:

	R$ thousand
	Parent company		Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Financial Revenues (Expenses)
Revenues from interest, commission and fees	577,461	998,637	222,466	276,257
Debt Charges	(166,756)	(157,220)	(370,510)	(448,350)
Charges on Shareholders Remuneration	(298,015)	(446,017)	(335,460)	(469,132)
Revenue from Financial Applications	282,697	336,724	336,823	427,582
Arrears surcharge on electric energy	819	678	62,710	52,529
Other Revenues (expenses)	18,258	(31,241)	107,629	(94,093)
Sub Total	414,464	701,561	23,658	(255,207)
Net monetary and currency variation
Net monetary variation	188,894	(11,838)	101,861	21,621
Net currency variation	227,551	(199,226)	210,112	(125,463)
Sub Total	416,445	(211,064)	311,973	(103,842)
Total	830,909	490,497	335,632	(359,048)

Marketletter – March 2010

The main indexes of the financing contracts and of the onlendings showed the following variations in the periods:

Dollar and IGPM Variation:

3.1  –  Financing Receivable

By the end of the first quarter of 2010, the Company held 767 contracts of loans and financing granted, totaling R$ 28,987,286 thousand (December 31, 2009 – R$ 28,717,335 thousand), as per table below:

Currency	US$ thousand (equivalent)%		R$ thousand
US$ Dollar	8,027,131	49.32	14,296,321
IGP-M	2,132,702	13.10	3,798,341
Real	5,805,186	35.67	10,339,037
Yen	230,881	1.42	411,198
EURO	79,948	0.49	142,387
Total	16,275,847	100.00	28,987,286

	PARENT COMPANY
	03/31/2010				12/31/2009
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Controlled co’s and controlled as a whole
ELETROBRAS FURNAS	7.58%	21,759	593,679	772,523	7.58%	7,246	512,610	821,835
ELETROBRAS CHESF	8.75%	-	89,050	146,336	8.75%	-	102,921	150,876
ELETROBRAS ELETROSUL	7.46%	2,364	30,636	662,974	7.46%	6,389	97,681	566,020
ELETROBRAS ELETRONORTE	13.07%	18,728	226,327	3,231,016	13.07%	10,235	224,254	3,223,741
ELETROBRAS ELETRONUCLEAR	11.73%	6,821	126,920	3,120,786	11.73%	1,682	69,987	3,042,036
ELETROBRAS CGTEE	2.54%	5,346	115,156	764,652	2.54%	538	62,361	719,292
ELETROBRAS DISTRIBUIÇÃO ALAGOAS	6.61%	279	4,661	118,401	6.61%	-	-	117,409
ELETROBRAS DISTRIBUIÇÃO RONDÔNIA	8.45%	-	3,980	98,327	8.45%	752	-	98,859
ELETROBRAS DISTRIBUIÇÃO PIAUÍ	9.39%	-	9,203	312,856	9.39%	561	-	315,330
ELETROBRAS DISTRIBUIÇÃO ACRE	7.39%	-	21,466	18,144	7.39%	-	2,352	22,366
ELETROBRAS AMAZONAS ENERGIA	7.95%	-	19,607	365,200	7.95%	2,296	-	363,337
ITAIPU	7.08%	-	1,014,508	11,863,439	7.08%	-	1,143,039	11,826,932
		55,297	2,255,195	21,474,652		29,700	2,215,204	21,268,033
OTHER

CEMIG	6.22%	236	61,224	343,727	6.22%	222	57,735	343,741
COPEL	8.39%	0	7,480	107,613	8.39%	14	6,126	88,512
CEEE	8.01%	-	1,787	29,774	8.01%	135	1,604	20,033
DUKE	10.00%	1,921	132,619	338,079	10.00%	2,049	126,593	362,530
AES TIETÊ	10.00%	3,796	262,029	667,966	10.00%	4,048	250,123	716,276
AES ELETROPAULO	10.48%	289,881	108,090	492	10.48%	286,780	108,062	513
TRACTBEL	12.00%	-	31,083	2,733	12.00%	435	32,711	10,796
CELPE	6.00%	608	15,670	58,369	6.00%	961	16,976	62,286
CEMAR	5.94%	-	32,585	370,673	5.94%	-	30,225	363,860
CESP	9.36%	741	31,500	197,988	9.36%	1,067	30,778	201,823
OUTRAS	-	108,777	378,651	1,806,603	-	112,443	417,678	1,739,495
( - ) PCLD	-	(82,854)	(107,697)	-	-	(82,257)	(109,975)	-
		323,106	955,021	3,924,014		325,896	968,636	3,909,865
T O T A L		378,403	3,210,216	25,398,666		355,596	3,183,840	25,177,898

Marketletter – March 2010

	CONSOLIDATED
	03/31/2010			12/31/2009
	CURRENT		PRINCIPAL	CURRENT			PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Controlled co’s and as a whole
ELETROBRAS FURNAS	-	-	-	-	-	-	-	-
ELETROBRAS CHESF	-	-	-	-	-	-	-	-
ELETROBRAS ELETROSUL	-	-	-	-	-	-	-	-
ELETROBRAS ELETRONORTE	-	-	-	-	-	-	-	-
ELETROBRAS ELETRONUCLEAR	-	-	-	-	-	-	-	-
ELETROBRAS CGTEE	-	-	-	-	-	-	-	-
ELETROBRAS DISTRIBUIÇÃO ALAGOAS	-	-	-	-	-	-	-	-
ELETROBRAS DISTRIBUIÇÃO RONDÔNIA	-	-	-	-	-	-	-	-
ELETROBRAS DISTRIBUIÇÃO PIAUÍ	-	-	-	-	-	-	-	-
ELETROBRAS DISTRIBUIÇÃO ACRE	-	-	-	-	-	-	-	-
ELETROBRAS AMAZONAS ENERGIA	-	-	-	-	-	-	-	-
ITAIPU	-	-	507,254	5,931,719		-	571,519	5,913,466
		-	507,254	5,931,719		-	571,519	5,913,466
Other
CEMIG	6.22%	236	61,224	343,727	6.22%	222	57,735	343,741
COPEL	8.39%	0	7,480	107,613	8.39%	14	6,126	88,512
CEEE	8.01%	-	1,787	29,774	8.01%	135	1,604	20,033
DUKE	10.00%	1,921	132,619	338,079	10.00%	2,049	126,593	362,530
AES TIETÊ	10.00%	3,796	262,029	667,966	10.00%	4,048	250,123	716,276
AES ELETROPAULO	10.48%	289,881	108,090	492	10.48%	286,780	108,062	513
TRACTBEL	12.00%	-	31,083	2,733	12.00%	435	32,711	10,796
CELPE	6.00%	608	15,670	58,369	6.00%	961	16,976	62,286
CEMAR	5.94%	-	32,585	370,673	5.94%	-	30,225	363,860
CESP	9.36%	741	31,500	197,988	9.36%	1,067	30,778	201,823
Other	-	108,787	409,109	1,840,558	-	112,820	474,116	1,752,576
( - ) PCLD	-	(82,854)	(107,697)	-	-	(82,257)	(109,975)	-
		323,116	985,479	3,957,972		326,273	1,025,074	3,922,946
T O T A L		323,116	1,492,733	9,889,691		326,273	1,596,593	9,836,412

Marketletter – March 2010

The long term installment of loans and financing granted using sector as well as own resources, including onlendings, have the following maturities:

	2011	2012	2013	2014	2015	Após 2015	Total

PARENT COMPANY	1,597,430	1,329,143	1,252,255	1,158,172	1,050,840	19,010,826	25,398,666
CONSOLIDATED	622,005	517,540	487,601	450,967	409,174	7,402,404	9,889,691

3.2  –  Financing Payable

Eletrobras ended the first quarter of 2010  with 13 contracts amongst loans, financings and bonds, totaling R$ 5,147,410 thousand (December 31, 2009 – R$ 5,101,994 thousand), as shown below:

Currency	US$ thousand (equivalent)%		R$ thousand
US$ Dollar	2,620,795	90.68%	4,667,636
EURO	81,789	2.83%	145,665
Yen	187,596	6.49%	334,109
Total	2,890,160	100.00	5,147,410

	PARENT COMPANY
	03/31/2010				12/31/2009
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current
Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	5.32%	1,552	16,481	248,530	5.32%	3,659	32,397	242,977
Corporación Andino de Fomento - CAF	2.87%	11,202	-	1,233,000	3.97%	22,040	-	1,205,446
Kreditanstalt fur Wiederaufbau - KFW	3.86%	1,208	22,864	50,129	3.87%	183	23,811	52,205
AMFORP & BEPCO	6.25%	2,071	22,863	46,530	6.25%	775	23,810	48,458
Dresdner Bank	2.15%	-	20,512	313,783	2.15%	1,654	41,288	309,651
Eximbank	1.85%	24,184	-	765,486	1.85%	15,044	-	737,695
OTHER		-	1,646	11,148		219	1,759	11,958
		40,217	84,367	2,668,606		43,575	123,065	2,608,389
Bonds
Bonds due date 11/30/2015	7.75%	15,905	-	534,300	7.75%	3,984	-	522,360
Bonds due date 07/30/2019	6.87%	23,015	-	1,781,000	6.87%	59,421	-	1,741,200
		38,920	-	2,315,300		63,405	-	2,263,560
Other
National Treasury - ITAIPU		-	-	-		-	-	-
		-	-	-		-	-	-
		79,138	84,367	4,983,906		106,980	123,065	4,871,949
Local Currency
FIDC			-	-		-	-	-
Other		-	-	-		-	-	-
		-	-	-		-	-	-
Total		79,138	84,367	4,983,906		106,980	123,065	4,871,949

	CONSOLIDATED
	03/31/2010				12/31/2009
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	5.32%	1,552	16,481	248,530	5.32%	3,659	32,397	242,977
Corporación Andino de Fomento - CAF	3.97%	11,202	-	1,233,000	3.97%	22,040	-	1,205,446
Kreditanstalt fur Wiederaufbau - KFW	3.87%	1,208	22,864	50,129	3.87%	183	23,811	52,205
AMFORP & BEPCO	6.25%	2,071	22,863	46,530	6.25%	775	23,810	48,458
Dresdner Bank	2.15%		20,512	313,783	2.15%	1,654	41,288	309,651
Eximbank	1.85%	24,184	-	765,486	1.85%	15,044	-	737,695
Outras		-	3,324	15,781		448	3,942	23,854
		40,217	86,045	2,673,239		43,803	125,248	2,620,285
Bonds
Bonds due date 11/30/2015	7,75%	15,905	-	534,300	7.75%	3,984	-	522,360
Bonds due date 07/30/2019	6,87%	23,015	-	1,781,000	6.87%	59,421	-	1,741,200
		38,920	-	2,315,300		63,405	-	2,263,560
Other
National Treasury - ITAIPU		7,436	354,815	8,817,451		3,342	344,448	8,701,253
		7,436	354,815	8,817,451		3,342	344,448	8,701,253
		86,573	440,860	13,805,991		110,548	469,696	13,585,098
Local Currency
FIDC			-		-		71.671
Other		48,011	382,394	3,236,666		52.517	294.192	3.206.020
		48,011	382,394	3,236,666		52.517	365.863	3.206.020
TOTAL		134,584	823,254	17,042,657		163.067	835.559	16.791.118

Marketletter – March 2010

a) The debts are guaranteed by the Government and/or by Eletrobrás.

b) The total debt on foreign currency, including financial charges, corresponds in the parent company to R$ 5,147,411 thousand, equivalent to  US$ 2,890,180 thousand and  the consolidated debt amounts to R$ 14,333,44 thousand, equivalent to US$ 8,047,964 thousand. The percentage breakdown by currency is presented as follows:

b) em a

		US$		EURO	YEN
Parent Company		91%		3%	6%
Consolidated		97%		2%	1%

c) The loans and financings are subject to charges, at an average rate, in the first quarter of 2010, of 5.19% p.a. and of 6.40% p.a in the first quarter of 2009.
d) The long-term loans and financings stated in thousand of US$ dollars have the following maturities:
	2011	2012	2013	2014	2015	After 2015	TOTAL
Parent Company	119,344	192,455	239,588	239,590	551,253	1,456,146	2,798,376
Consolidated	554,845	896,585	772,519	718,813	1,045,313	5,588,448	9,576,523

4 –  Provisions

4.1 Operating Provisons

	R$ Thousand
	PARENT COMPANY		CONSOLIDATED
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Contingencies	84,434	-	166,199	29,526
PCLD – Consumers and Resellers	-	-	78,623	212,692
PCLD - RTE	-	-	(234)	303
PCLD – Financings and loans	(1,681)	17,273	(1,681)	17,273
PCLD – ICMS credits	-	-	1,991	45,285
PCLD - Securities	80	724	80	724
Present Value Adjustment – Disposal of assets	-	-	8,348	10,705
Losses in realization of AFAC	41,171	37,568	-	-
Unfunded liabilities in subsidiaries	(9,620)	1,333	-	-
Other	(20,058)	498	(11,469)	56,430
	94,326	57,396	241,857	372,938

Marketletter – March 2010

4.2 Provision for credits of questionable liquidation - PCLD

The Company constitutes and maintains provision in accordance with ANEEL considering the analysis of the values which are stated in overdue receivables line item and in past losses report, the amount is considered enough by the Company’s management to cover eventual loss esduring the performance of these assets. The balance on March 31, 2010 is R$ 2,052,662 thousand (December 31, 2009 – R$ 1,896,774 thousand), as follows:

	CONSOLIDATED R$ thousand
	03/31/2010	03/31/2009
RTE (Free Energy - Loss of Revenues and Part "A")	36,781	37,016
Consumers and Resellers
Companhia Energética do Amapá	727,425	727,425
Others	168,727	320,564
	896,152	1,047,989
Consumers of the Distribution Companies	826,169	518,209
CCEE - Short-Term Energy	293,560	293,560
	2,052,662	1,896,774

4.3 Provision for Contingencies

At the time of the closing of the Financial Statements, the Company shows the following provisions for contingent liability, by nature:

	Parent company		Consolidated
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
CURRENT
Labor	-	-	113,557	115,271
Taxes	-	-	38,080	27,178
Civil	-	-	52,268	36,227
(-) Legal Fees	-	-	(64,122)	(57,150)
	-	-	139,783	121,526
NON-CURRENT
Labor	6,130	6,130	877,905	852,867
Taxes	-	-	114,458	122,881
Civil	1,395,879	1,311,445	2,804,858	2,622,737
(-) Legal Fees	(495,367)	(489,890)	(1,436,494)	(1,296,468)
	906,642	827,685	2,360,727	2,302,017

5 – Financial Results, for information purposes only, with and without Itaipu Binacional.

Below, we present, for analysis, the summary of Balance Sheet and Consolidated Financial Results, excluding the effects of the pro rata consolidation of Itaipu Binacional. The information aims at making clear the Accounting Statements of Itaipu Binacional in the Consolidated Statements of the Eletrobrás System, taking into account its specificities, not being considered, in any way, as being the Consolidated Accounting Statements of the Eletrobrás System.

CONSOLIDATED BALANCE SHEET
(for information purposes, only)
	03/31/2010
	WITHOUT ITAIPU	WITH ITAIPU
Asset
Current
Consumers and Resellers	4,536,388	4,589,253
Financings and Loans	2,323,103	1,815,849
Others	20,095,172	20,533,322
	26,954,663	26,938,423
Non-Current
Long-Term Asser
Financings and Loans	15,821,411	9,889,691
Others	9,255,707	9,421,486
	25,077,118	19,311,177
Investments	7,302,218	7,213,168
Property, plant and equipment deferred and intangible	62,039,505	77,999,457
	69,341,723	85,212,625
Total of Asset	121,373,504	131,462,225

Liability and Shareholders' equity	03/31/2010
Current	WITHOUT ITAIPU	WITH ITAIPU
Financings and Loans	593,289	957.839
Suppliers	3,231,426	2.720.134
Others	7,374,219	7.903.137
	11,198,934	11.581.110
Non-Current
Financings and Loans	8,184,488	17.042.657
Others	24,810,456	25.658.833
	32,994,944	42.701.490
No control Shareholders’ Participation	212,084	212.084
Shareholders' equity	76,967,541	76.967.541
	77,179,625	77.179.625
Total of Liability and Shareholders' equity	121.373.503	131,462,225

Marketletter – March 2010

STATEMENT OF INCOME
(for information purposes, only)
	03/ 31/2010
	WITHOUT ITAIPU	WITH ITAIPU
OPERATING REVENUE
Operations of electric energy	5,750,359	5,808,998
Deductions	(563,253)	(563,253)
Other	229,984	229,984
	5,417,090	5,475,729
OPERATING COSTA AND EXPENSES
Electricity purchased for resale	(1,545,654)	(837,204)
Depreciation and amortization	(607,552)	(607,552)
Deferred loss from Itaipu	-	(301,408)
Other	(2,825,115)	(3,038,635)
	(4,978,321)	(4,784,799)
OPERATING RESULT BEFORE FINANCAIL RESULT	438,769	690,929
FINANCIAL RESULT	588,540	335,632
RESULT OF PARTICIPATIONS	145,730	145,730
OTHER REVENUES AND EXPENSES	(9,801)	(9,053)
RESULT BEFORE SOCIAL CONTRIBUTION AND INCOME TAX	1,163,238	1,163,238
SOCIAL CONTRIBUTION AND INCOME TAX	(409,070)	(409,070)
RESULT BEFORE PARTICIPATIONS	754,168	754,168
Minority Participation	(15,917)	(15,917)
NET INCOME FOR THE PERIOD	738,251	738,251
NET INCOME PER SHARE	R$ 0.65	R$ 0.65

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

	Parent Company		Consolidated
Assets	2010	2009	2010	2009
Current Assets
Cash and cash equivalents	10,039,829	9,956,577	12,461,857	13,037,127
Restricted cash	1,103,916	979,850	1,103,916	979,850
Consumers and resellers	1,807,424	2,027,572	4,589,253	4,732,218
Loans and financing	3,588,619	2,698,402	1,815,849	1,428,939
Fuel consumption account - CCC	1,019,319	529,115	1,019,319	491,789
Investment remuneration	1,468,439	1,186,231	305,108	225,650
Renegotiated credits	52,758	88,639	435,138	499,171
Fiscal assets deferred	578,750	640,867	1,165,453	1,405,054
Compensation rights	202,384	456,265	1,130,302	456,265
Sundry debts	525,394	318,445	754,898	551,389
Materials and supplies	1,892	1,945	851,743	766,620
Prepaid charges	-	-	119,373	66,722
Other	136,948	94,833	1,186,215	985,378
	20,525,672	18,978,741	26,938,423	25,626,171
Non-Current Assets
Loans and financing receivable	25,398,667	39,153,841	9,889,691	13,100,107
Renegotiated credits	92,948	179,696	1,505,015	1,814,414
Marketable securities	704,499	616,465	714,070	621,025
Nuclear fuel inventories	-	-	730,135	712,101
Fiscal assets deferred	2,567,199	1,354,447	4,629,558	2,837,570
Collaterals and linked deposits	-	-		245,838
Fuel consumption account - CCC	706,047	912,576	706,047	912,576
Compensation rights	443,396	3,223,538	486,400	3,223,538
Other	149,188	82,823	646,261	1,174,086
	30,061,944	45,523,386	19,307,177	24,641,255
Advances for shareholding participation	10,280,314	703,140	4,000	4,000
	40,342,258	46,226,526	19,311,177	24,645,255
Investments	44,880,057	43,921,573	7,213,168	6,115,403
Property, plant and equipment	30,083	24,769	77,464,192	80,511,252
Intangible	51,391	53,243	535,265	383,909
	85,303,789	90,226,111	104,523,802	111,655,819
Total Assets	105,829,461	109,204,852	131,462,225	137,281,990

Marketletter – March 2010

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	2010	2009	2010	2009
Current Liabilities
Loans and financing	163,504	218,839	957,839	1,228,320
Compulsory loan	10,379	83,601	10,379	83,601
Suppliers	1,268,199	1,530,996	2,720,134	2,324,233
Anticipated energy sales	307,903	275,799	347,809	313,577
Taxes payable	881	210,264	873,001	1,003,252
Fuel consumption account - CCC	1,091,987	742,410	1,091,987	760,695
Shareholders’ remuneration	975,704	1,960,646	1,013,234	2,007,451
Federal treasury credits	80,838	74,409	80,838	74,409
Estimated obligations	4,348	68,544	834,641	611,503
Reimbursement obligations	1,491,999	1,194,669	1,491,999	1,194,669
Employee postemployment benefits	18,945	-	379,447	530,704
Provision for contingencies	-	-	139,783	1,252,295
Fees as per regulations	-	-	596,013	748,177
Other	39,978	58,110	1,044,007	750,675
	5,454,665	6,418,287	11,581,110	12,883,561
Non-Current Liabilities
Loans and financing	4,983,906	3,943,856	17,042,657	18,795,076
Federal treasury credits	555,054	2,214,977	555,054	2,214,977
Global Reversal Reserve - RGR	7,778,617	7,187,476	7,778,617	7,228,322
Compulsory loan	128,989	133,141	128,989	133,141
Taxes payable	-	839,776	1,127,169	2,576,594
Shareholders remuneration	7,853,333	-	7,853,333	-
Decommissioning obligations	-	-	224,801	269,162
Anticipated energy sale	-	-	968,838	1,009,446
Fuel consumption account - CCC	706,047	912,576	706,047	1,737,430
Provision for contingencies	906,642	1,032,233	2,360,727	1,765,128
Employee postemployment benefits	101,472	-	1,920,633	1,345,887
Uncovered liability in controlled co’s	44,040	355,254	-	-
Other	349,155	56,142	2,034,626	982,803
	23,407,255	16,675,431	42,701,490	38,057,967
Minority interest	-	-	212,084	229,328
Stockholders’ Equity
Capital Stock	26,156,567	26,156,567	26,156,567	26,156,567
Additional paid-in capital	26,048,342	26,048,342	26,048,342	26,048,342
Re-evaluation reserves	174,336	193,606	174,336	193,606
Appropriated retained earnings	19,009,667	29,172,390	19,009,667	29,172,390
Patrimonial evaluation adjustment	30,207	25,125	30,207	25,125
Accrued income	740,236	103,090	740,236	103,090
	72,159,355	81,699,120	72,159,355	81,699,120
Advances for future capital increase	4,808,186	4,412,014	4,808,186	4,412,014
	76,967,541	86,111,134	76,967,541	86,111,134
Total Liabilities and Stockholders’ Equity	105,829,461	109,204,852	131,462,225	137,281,990

Marketletter – March 2010

Statement of Income for the period ended on March 31

(R$ thousand)

	Parent Company		Consolidated
Operating Revenues	2010	2009	2010	2009
Operations of electric energy	538,056	1,269,593	5,808,998	6,375,376
(-) Regulatory charges on revenues	-	-	(321,685)	(300,406)
(-) Taxes on revenues	-	-	(241,568)	(254,121)
Equity in earnings of affiliated companies	869,232	250,774	145,730	134,279
Other operating revenues	-	-	229,984	132,661
	1,407,288	1,520,367	5,621,459	6,087,789
Operating costs and expenses
Payroll and related charges/thrird-party services/material and supplies	84,779	73,764	1,480,876	1,277,836
Electricity purchased for resale	1,134,811	1,709,458	837,204	1,403,222
Fuel for electric power production	-	-	71,366	204,008
Taxes - PASEP and COFINS	25,014	35,237	392,876	390,772
Use of basic transmission network	-	-	388,576	297,244
Remuneration and reimbursement	-	-	280,080	332,896
Depreciation and amortization	1,812	1,518	607,552	595,042
Operating provisions	94,326	57,396	241,857	372,938
Deferred loss from Itaipu	-	-	301,408	391,445
Donations and contributions	54,183	49,299	69,704	62,178
Other	38,879	29,607	113,300	129,805
	1,433,804	1,956,279	4,784,799	5,457,386
Operating result before financing result	(26,516)	(435,912)	836,659	630,404
Financing result	830,909	490,497	335,632	(359,048)
Other revenues (expenses)	-	-	(9,053)	(36,494)
Operating Result	804,393	54,585	1,163,238	234,861
Result before social contribution and minority participation	804,393	54,585	1,163,238	234,861
Income tax	(48,633)	34,587	(300,250)	(62,491)
Social Contribution	(17,509)	12,156	(108,820)	(43,933)
Income before Participations	738,251	101,328	754,168	128,437
Minority participation	-	-	(15,917)	(27,109)
Net income (loss) for the period	738,251	101,328	738,251	101,328
Net income (loss) per share	R$0.65	R$0.09	R$0.65	R$0.09

Marketletter – March 2010

Cash Flow for the period ended on March 31

(R$ thousand)

	Parent company		Consolidated
	2010	2009	2010	2009
Net income before income tax and social contribution	804.393	101.328	1.163.238	101.328
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	1,812	1,518	573,485	595,042
Net monetary/exchange variations	480,359	252,273	192,099	361,501
Financial charges	(483,792)	(888,894)	(100,060)	(38,115)
Equity method result	(869,232)	(241,078)	(145,730)	(83,554)
Provision for uncovered liabilities	(9,620)	1,333	(9,620)	1,333
Provision for deferred taxes	0	(110,386)	0	(110,386)
Provision for credits of questionable liquidation	38,370	56,555	92,075	157,079
Provision for contingencies	-	-	78,262	-
Provision for complementary securities	-	-	20,423	-
Charges on RGR	79,760	75,581	139,236	75,581
Adjustment present value	-	-	(63,556)	-
Regulatory assets/liabilities	598,488	452,947	606,236	452,947
Minority participation result	-	-	(15,917)	27,109
Financial charges on stockholders equity	95,360	396,144	361,674	398,167
Result from Itaipu to compensate	-	-	301,408	391,445
Loss/Income sales of assets	-	-	2,404	9,644
Other	4,132	(7,165)	(181,936)	98,287
	(64,362)	(11,171)	1,850,481	2,336,081
(Increases) decreases in operating assets
Restricted cash	237,803	(245,464)	237,803	(245,464)
Consumers and resellers	(196,235)	(318,003)	(328,635)	(390,759)
Fuel consumption account - CCC	(643,761)	44,878	(643,761)	62,959
Deferred fiscal assets	(17,820)	777,486	(45,214)	676,796
Reimbursement rights	75,855	60,501	(184,090)	60,501
Debtors	(143,079)	(147,280)	(172,149)	(173,510)
Stored materials	68	(66)	7,542	(6,656)
Expenses paid in advance	-	-	(31,197)	11,935
Others	4,996	14,939	(649,292)	116,478
	(682,174)	186,991	(1,808,994)	112,280
Increases (decreases) in operating liabilities
Compulsory loan	(2,562)	(1,604)	(2,562)	(1,604)
Suppliers	(241,707)	(145,075)	(751,601)	(270,334)
Anticipated energy sale	283,795	260,418	284,409	260,418
Taxes and social contributions	-	(1,153,590)	(271,099)	(1,072,474)
Fuel consumption account - CCC	168,452	93,069	168,452	90,213
Estimated obligations	(5,100)	709	2,106	60,930
Reimbursement obligations	227,954	271,325	227,953	271,325
Regulatory charges	-	-	(455)	(97,350)
Others	(23,614)	(20,800)	362,163	(219,804)
	407,218	(695,548)	19,366	(978,680)
Resources from (applied in) operating activities	465,076	(418,400)	1,224,092	1,571,008
Payment of Financial Charges	(106,553)	(32,178)	(337,563)	(32,178)
Payment of Global Reversion Reserve (RGR) charges	(208,815)	(174,023)	(250,699)	(174,023)
Financial Charges receivable	-	-	5,725	-
Payment of Income Tax and Social Contributions	(79,874)	-	(347,078)	-
Judicial Deposits	-	-	(74,670)	-
	69,834	(624,601)	219,807	1,364,807
Financing Activities
Loans and financing obtained – long-term	11,148	71,307	208,244	213,407
Loans and financing paid	(55,633)	(17,351)	(158,748)	(764,261)
Shareholders remuneration - paid	(2,447,509)	(3,449)	(2,447,509)	(3,400)
Payment of refinancing of taxes and contributions (principal)	-	-	(32,519)	-
Compulsory loan and Global Reversion Reserve	250,726	93,173	250,726	93,173
Others	44,803	-	305,671	36,657
Resources from (applied in) financing activities	(2,196,466)	143,680	(1,874,136)	(424,424)
Investment Activities
Loans and financing - granted	(1,572,458)	(286,174)	(1,191,742)	(67,398)
Loans and financing - received	1,188,117	1,334,024	848,038	701,142
Received renegotiated energy credits	-	-	79,364	-
Acquisition of property, plant and equipment	(524)	(324)	(792,058)	(919,221)
Acquisition of intangible assets	-	-	(14,535)	-
Acquisition/capital increase in corporate participations	(6,504)	(3,910)	(281,829)	(435,439)
Received remuneration on investments in corporate partnerships	60,804	4,384	65,815	4,384
Others	1,306	19,458	5,039	(18,724)
Resources from (applied in) investment activities	(329,258)	1,067,458	(1,281,907)	(735,257)
Increase (reduction) in cash and cash equivalent	(2,455,890)	586,536	(2,936,237)	205,127
Cash and cash equivalent – beginning of period	12,495,719	9,370,041	15,398,093	12,832,000
Cash and cash equivalent – end of period	10,039,829	9,956,577	12,461,857	13,037,127
	(2,455,890)	586,536	(2,936,237)	205,127

Marketletter – March 2010

Structure of  Eletrobras

Capital structure

 As at March 31, 2010  the capital of Eletrobras had the following composition:

Shareholders	Common		PREF. "A"		PREF. "B"		TOTAL
TOTAL	905,023,527%		146.920%		227,186,643%		1,132,357,090%
Federal Gov.	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
Bndespar	190,757,950	21.08%			18,691,102	8.23%	209,449,052	18.50%
FND	45,621,589	5.04%					45,621,589	4.03%
FGHAB	1,000,000	0.11%					1,000,000	0.09%
FGI					8,750,000	3.85%	8,750,000	0.77%
FGO					1,108,500	0.49%	1,108,500	0.10%
Treasury shares (*)					36,023	0.02%	36,023	0.00%
Others	196,987,747	21.77%	146,920	100.00%	198,600,306	87.42%	395,734,973	34.95%
Under CBLC Custody	195,916,658	21.65%	84,828	57.74%	159,994,054	70.43%	355,995,540	31.44%
Residents	59,707,205	6.60%	84,828	57.74%	46,257,682	20.36%	106,049,715	9.37%
Non-residents	69,750,739	7.71%			80,990,627	35.66%	150,741,366	13.31%
ADR Prog.	66,458,714	7.34%			32,745,745	14.41%	99,204,459	8.76%
Others	1,071,089	0.12%	62,092	42.26%	38,606,252	16.99%	39,739,433	3.51%
Residents	1,043,360	0.12%	62,064	42.24%	38,602,250	16.99%	39,707,674	3.51%
Non-residents	27,729	0.00%	28	0.02%	4,002	0.00%	31,759	0.00%
(*) Shares kept in treasury resulting from the conversion of the compulsory loan.

Marketletter – March 2010

Eletrobras Shareholders

	03/31/2010	03/31/2009	Variation
Common	10,636	4,462	138.37%
Pref.	16,013	15,839	1.10%
Total	26,649	20,301	31.27%

The amount of shareholders increased 31.27% between March 2009 and March 2010. There was an increase of 138.37% of the common shareholders and an increase of 1.10% of preferred shareholders.

Eletrobras non-resident Shareholders

	03/31/2010	03/31/2009	Variation
Common	502	440	14.09%
Pref.	420	396	6.06%
Total	922	836	10.29%

Between March 2010 and March 2009, there was an increase of 10.29% of non-resident shareholders. An increase of 14.09% of common shareholders and an increase of  6.06% of preferred shareholders, can be noticed.

Eletrobras resident Shareholders

	03/31/2010	03/31/2009	Variation
Common	10,134	4,022	151.96%
Pref. B	15,593	15,443	0.97%
Total	25,727	19,465	32.17%

Concerning the resident shareholders, between March 2009 and March 2010 there was a decrease in share participation of 32.17%.  There was a decrease of common shares participation of 151.96% and preference shares participation of 0.97%.

Share performance analysis

Shares

Eletrobras Preferred Shares - ELET6

During the first quarter of 2010, the maximum price achieved by Eletrobras’ preferred shares (ELET6) was R$ 35.01, on January 22. The lowest price registered was R$ 28.3, on February 24. The preferred shares had a valuation of 0.97% from R$ 31.55 on December 30, 2009 to R$ 31.86 on March 31, 2010.  The quotations shown are values ex-dividend.

Trading Performance

São Paulo Stock Exchange
Price (Average monthly price)		Number of Trades (Average daily number)	Number of Shares (Average daily number)
Jan	32.63	2,513.11	1,297,642.11
Feb	30.08	2,371.61	955,000.00
Mar	31.62	1,945.39	733,078.26

Marketletter – March 2010

Eletrobras’ Common Shares - ELET 3

During the first quarter of 2010, the maximum price recorded by Eletrobras’ common shares (ELET3) was R$ 30.08, on January 22. The lowest price registered was R$ 23.25, on February 24. At the end of the quarter common shares reached the price of R$ 26.2. Regarding the price reached in December 2009, R$ 26.02, the shares showed a positive variation of 0.67%. The quotations related are values ex-dividend.

Trading Performance

São Paulo Stock Exchange
Price (Average monthly price)		Number of Trades (Average daily number)	Number of Shares (Average Daily number)
Jan	27.28	3,206.95	1,955,747.37
Feb	24.87	3,014.67	1,598,444.44
Mar	25.67	2,263.57	1,335,143.48

Analysis of Eletrobras’ shares and Ibovespa

The table below represents, in index-numbers, the performance of Eletrobras’ shares and IBOVESPA. We can see that in the first quarter of 2010 Ibovespa had a variation of 2.60%, whereas the common (ELET 3) and preferred shares (ELET6) showed a positive variation of 0.67% and 0.97%, respectively. The quotations related are values ex-dividend.

	ELET 3	ELET 6	IBOVESPA
Dec-09	100,00	100,00	100,00
Jan-10	110,18	109,40	95,35
Feb	89,91	90,93	96,96
Mar	100,67	100,97	102,60

ADR Programs

ADR

The Eletrobras shares are traded in the New York Stock Exchange (NYSE) through the ADR program Level II. During the first quarter of 2010, the common shares (EBR) had a negative valuation of 23.23%, whereas the preferred sharess (EBR-B) had a negative valuation of 3.05%. While the Real had a valuation in relation to the North-American Dollar of 2.29%, The quotations related are values ex-dividend.

Marketletter – March 2010

Monthly Variation Table
2010	EBR	EBR-B	Dolar
Jan	0.92%	-2.52%	7.67%
Fev	-34.08%	-11.26%	-3.40%
Mar	17.38%	16.35%	-1.66%
Accumulated	-23.23%	-3.05%	2.29%

EBR-B - Eletrobras Preferred Shares

ADRs of preferred shares of Eletrobras experienced a maximum price on Janury  8, closing at US$ 19.52. The minimum price of US$ 15.51 was recorded on February 24. In the first quarter, this share closed priced at US$ 18.10, with a negative valuation of 3.50% in comparison to the closing of December, 2008, at US$ 18.67.  The quotations shown are values ex-dividend.

2010	Closing US$	Nº of ADRs held by investors
Jan	$18.20	32,745,745
Fev	$16.15	32,745,745
Mar	$18.10	32,745,745

EBR - Eletrobras Common Shares

In the first quarter of 2010, ADRs of common shares registered the highest price of US$ 21.07, on January 8.  The lowest price registered was of US$ 12.81, on February 24 In the first quarter of 2010, this asset closed priced at US$ 15.00 and had a depreciation of 23.23% in comparison to December 2009, when it closed priced at US$ 19.54. The quotations shown are values ex-dividend.

2007	Closing US$	Nº of ADRs held by investors
Jan	$19.72	66,458,714
Fev	$13.00	66,458,714
Mar	$15.00	66,458,714

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

The euro had a valuation in comparison with the Real of 3.98% in the first quarter of 2010. The common shares (Xelto) had a negative valuation of 25.88% in the period, and the preferred shares (Xeltb) had a valuation of 4.86%. The quotations shown are values ex-dividend.

Monthly Variation Table
2010	Euro	Xeltb	Xelto
Jan	3.81%	4.00%	3.19%
Feb	-5.23%	-14.10%	-35.83%
Mar	-2.41%	18.51%	14.30%
Accumulated	-3.98%	4.86%	-25.88%

XELTB

The preferred shares in the Program ended the first quarter of 2010 at € 13.38, which shows a valuation of 4.86% in comparison to December 2009, when it closed priced at €12.76. During this period, the highest price was reached on January 25: € 14.17. The lowest price was € 11.48, reached on February 24. The quotations related are values ex-dividend.

2010	Closing	Neg
Jan	€ 13.27	35,334
Feb	€ 12.23	455,687
Mar	€ 13.38	45,971

XELTO

This asset, which represents common shares in the Latibex Program had a 25.88% devaluation in the first quarter of 2010.  At the end of 2009 the price reached € 14.72, while in March 31 2010 it reached € 10.95.  During this period, the highest price was € 16.46 reached on January 22. The lowest price occurred on February 25, when it reached € 9.42.  The quotations shown are values ex-dividend.

2010	Closing	Neg
Jan	€ 14.93	27,757
Feb	€ 9.58	57,414
Mar	€ 10.95	46,203

Marketletter – March 2010

Corporate Governance

Bovespa’s Corporate Sustainability Index (ISE)

As a result of the efforts of the Sustainability Committee, Eletrobras remained listed in the Bovespa’ Corporate Sustainability Index (ISE) in 2009. This index is composed of companies who have the best Triple Bottom Line concept. Presently, 34 companies, issuing 43 stocks, belonging to 15 sectors are listed in the ISE.

Level 1 of Corporate Governance of Bovespa

Eletrobras is working to increase its disclosure. On September, 29 2006 it joined the Level 1 of corporate governance. This adhesion is volunteer and the Company, its controllers and managers are committed to abide by the rules of the Listing Regulations of Bovespa. The main goals are to improve its capability to provide information to the market (broader disclosure) and wider stock ownership.

Number of Employees - 03/31/10

Composition of employees by tenure (years)

Up tp 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
483	15	153	187	-	238	1,076

Complementary work force – 03/31/10

Other
212

Marketletter – March 2010

The table below represents the result of the generation and transmission subsidiary companies the first in three months of 2010:

                                                                                                                                                                   R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Eletrobras Furnas	1,639.46	1,495.88	357.32	285.66	190.71	164.71	493.96	445.61	30.13%	29.79%
Eletrobras Chesf	1,135.95	1,109.25	504.75	388.06	433.83	263.59	660.18	543.62	58.12%	49.01%
Eletrobras Eletronorte	885.69	896.27	197.18	69.97	72.26	(157.59)	355.48	217.24	40.14%	24.24%
Eletrobras Eletronuclear	390.36	352.33	88.29	95.91	(48.85)	11.11	142.49	142.37	36.50%	40.41%
Eletrobras Eletrosul	189.85	171.64	86.27	77.21	67.55	51.31	119.04	106.23	62.70%	61.89%
Eletrobras CGTEE	47.94	45.85	(30.29)	(32.20)	30.06	(32.06)	(20.86)	(21.40)	(43.52%)	(46.67%)

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Eletrobras Furnas	0.87821	0.96089	0.49579	0.62865	0.31288	0.31478	0.45535	0.45938	0.11632	0.11011	0.01387	0.01190	0.00760	0.00686
Eletrobras Chesf	1.20074	1.08313	0.77614	0.39787	0.15734	0.30866	0.18672	0.44646	0.38191	0.23763	0.02694	0.02022	15.82786	13.03330
Eletrobras Eletronorte	1.12458	1.73008	0.31842	0.21389	0.42233	0.65159	0.73108	1.87020	0.08158	(0.17583)	0.00702	(0.02613)	5.10213	3.11798
Eletrobras Eletronuclear	1.22454	1.87664	0.37088	0.42355	0.49944	0.48155	0.99778	0.92882	(0.12515)	0.03154	(0.01143)	0.00257	0.01156	0.01155
Eletrobras Eletrosul	0.74500	0.63111	0.52863	0.61441	0.42096	0.40197	0.72699	0.67216	0.35578	0.29894	0.02422	0.02114	2.78738	2.48743
Eletrobras CGTEE	0.39115	0.75282	0.10943	0.13867	0.75308	0.71531	3.04994	2.51257	(0.62706)	(0.69920)	(0.08897)	(0.10082)	(0.01851)	(0.01899)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(In US$)

Assets	2010	2009
Current Assets
Cash and banks	472,440,666.10	275,786,184.10
Accounts receivable –Contracts of electricity services rendered	743,797,732.27	786,299,360.33
Obligations and loans receivable	733,205.84	735,853.61
Debtors	1,406,610.27	2,009,635.93
Stored materials	6,546,035.44	6,039,012.29
Advancement to personnel	6,183,240.88	7,436,734.18
Advancement to suppliers	4,946,742.99	5,316,719.49
Disposal of assets in course	138,681.76	278,694.14
Collaterals and linked deposits	192,039.24	1,343,173.52
	1,236,384,954.79	1,085,245,367.59

Non-Current Assets
Accounts receivable –Contracts of electricity services rendered	40,557,051.00	54,565,001.16
Obligations and loans receivable	139,999,091.85	160,876,338.22
Collaterals and linked deposits	5,607,359.28	4,531,164.98
	186,163,502.13	219,972,504.36
Results Account
Results to compensate from previous periods	828,818,258.90	1,425,153,144.23
Result for the period	(329,130,910.74)	(334,906,698.91)
	499,687,348.16	1,090,246,445.32
Property, plant and equipment	17,407,427,984.91	17,453,909,661.40
Intangible	15,347,442.81	11,014,047.85
Total Assets	19,345,011,232.80	19,860,388,026.52

Marketletter – March 2010

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Loans and Financing	971,342,466.50	845,815,079.20
Payable charges in course	8,350,329.49	10,596,197.01
Remuneration and reimbursement	392,620,693.53	462,089,842.42
Suppliers	27,089,921.92	17,124,584.04
Pay roll and social obligation	39,187,917.38	30,643,823.42
Estimated obligations	183,573,597.66	121,066,897.58
Other obligations	4,001,771.78	3,142,040.38
	1,626,166,698.26	1,490,478,464.05

Non-Current Liabilities
Loans and financing	16,607,833,778.19	17,663,111,948.04
Remuneration and reimbursement	3,000,000.00	3,000,000.00
Estimated obligations	1,008,010,756.35	603,797,614.43
	17,618,844,534.54	18,269,909,562.47

Stockholders’ Equity and Capital
Social Capital
Eletrobrás	50,000,000.00	50,000,000.00
Ande	50,000,000.00	50,000,000.00
	100,000,000.00	100,000,000.00
Total Liabilities and Stockholders’ Equity	19,345,011,232.80	19,860,388,026.52

Marketletter – March 2010

Statement of Income for the period ended on March 31

US$

Operating Revenues	2010	2009
Power supply
Administration National de Electricity - ANDE	762,978,825.00	775,971,000.00
Centrais Elétricas Brasileiras S.A. – Eletrobrás	59,774,175.00	46,782,000.00
	822,753,000.00	822,753,000.00
Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobrás	20,977,063.64	24,262,677.49
	20,977,063.64	24,262,677.49
Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S.A. – Eletrobrás	191,005.81	22,162,144.19
Administración Nacional de Electricidad - ANDE	4,537,560.05	5,552,121.11
	4,728,565.86	27,714,265.30
Total operating revenues	848,458,629.50	874,729,942.79
Operating Expenses
Remunerations and reimbursements
Capital income	10,958,411.10	11,196,952.20
Reimbursement of charges – administration and supervision	6,616,518.09	7,156,649.37
Reimbursement of charges –energia não vinculada	337,755.01	1,724,998.61
Royalties	86,014,737.71	93,036,440.26
Royalties – energia não vinculada	4,390,810.85	22,424,984.02
Remuneration for power granted	20,977,063.64	27,826,960.16
	129,295,296.40	163,366,984.62
Other expenses
Personnel	90,104,479.81	59,663,060.57
Materials	2,176,168.29	1,504,261.45
Third party services	10,481,807,83	8,162,340.89
Other operating expenses	(1,682,034.41)	6,787,819.90
Environmental expenses	1,343,896.80	571,753.20
Social responsibility program	4,590,558.82	3,131,988.15
	107,014,877.14	79,821,224.16
Total of operating expenses	236,310,173.54	243,188,208.78
Result of Service	612,148,455.96	631,541,734.01
Financial Revenues
Income from financial applications	8,940,450.76	5,849,523.93
Arrears on energy bills	1,141.97	5,294.61
Other financial revenues	2,844,930.43	3,041,509.29
	11,786,523.16	8,896,327.83
Financial Expenses
Debt charges	297,322,127.49	310,380,066.26
Monetary variations	(1,706,299.59)	(1,349,499.56)
Other financial expenses	44.64	-
	295,615,872.54	309,030,566.70
Financial Result	(283,829,349.38)	(300,134,238.87)
Operating result	328,319,106.58	331,407,495.14
Non-Operating Revenues (Expenses)
Other Revenues	1,142,789.80	5,073,606.94
Other Expenses	(330,985.64)	(1,574,403.17)
Other revenues / expenses - total	811,804.16	3,499,203.77
Net income for the period	329,130,910.74	334,906,698.91

Marketletter – March 2010

Cash Flow for the period ended on March 31

(US$)

Operating Activities	2010	2009
Net income for the period	329,130,910.74	334,906,698.91
Adjustments	(15,203,641.37)	3,208,575.88
Disposal of Assets - sales	245,468.30	1,438,407.79
Demobilization of installations and real estate	-	-
Monetary Variation on Financing and loans	(15,219,401.08)	960,713.55
Monetary Variation on Estimated Obligations	(229,708.59)	809,454.54
Liabilities provision	289,540,902.34	307,058,574.08
Financial Charges not to be Capitalized	297,322,127.49	310,380,066.26
Estimated Obligations	(7,781,225.15)	(3,321,492.18)
Adjusted Income	603,468,171.71	645,173,848.87
Variations in the Assets and Liabilities
Accounts Receivable – Rendering of Services	18,536,069.13	(23,251,356.30)
Stored Material variation	232,768.05	224,733.68
Other Credits variation	(3,712,562.74)	(6,292,109.90)
Remuneration and reimbursement variation	(12,969,362.44)	20,619,743.62
Suppliers and other variations	(34,692,600.70)	(28,793,199.81)
Payment-roll variation	(975,235.82)	(1,633,785.28)
Payment of the Estimated Obligation	(3,000,344.39)	(5,104,222.38)
Net Operating Cash Flow	566,886,902.80	600,943,652.50
Investment Activities
Property, plant and equipment	(7,158,347.38)	(2,171,034.47)
Balance of the Investment Activities	(7,158,347.38)	(2,171,034.47)
Financing Activities
Loans and financing obtained	-	2,172,670.22
Amortization of the Loans and Financing	(308,801,867.90)	(192,581,037.36)
Payment of interest on Loans and Financing	(292,810,730.24)	(304,660,028.05)
Balance of the Financing Activities	(601,612,598.14)	(495,068,395.19)
Total of Cash Effects	(41,884,042.72)	103,704,222.84
Cash and cash equivalent – beginning of period	514,324,708.82	172,081,961.26
Cash and cash equivalent – end of period	472,440,666.10	275,786,184.10
Total of Cash Effects	41,884,042.72	(103,704,222.84)

Marketletter – March 2010

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh
			1st qrt/10
Itaipu Binacional	14,000	8,577	18,484,281

Energy sold

Buyer	1st qrt/10
	US$ million	MWh
Ande	59.8	1,946,471
Eletrobras	763.0	16,406,936
Total	18,354,229.8	18,353,407

Losses in generation

1st qrt/10
0.71%

Average tariff – US$ / KW

1st qrt/10
22.60

Main Investments - US$ milhões

Project	1st qrt/10
Permanent Assets	1.6
Other	5.2
T o t a l	6.8

Loans and Financing – US$ million

Creditor	Balance on 03/31/10	Due	Currency
Eletrobras	7,230.7	2014 / 2023	US$
Federal Gov’t	9,915.3	2023	US$
Bco. Brasil-Rescheduled Debt	393.2	2013 / 2023	US$
Fibra	48.3	2023	R$
Total	19,610.5

Contract obligations on 03/31/10 – US$ thousand

Short-term

Due: 2010	756,598
Due: 2011	223,095
Total	979,693

Loans and Financing – Long- term	2011	2012	2013	2014	2015	2016 to 2023
	737,084	1,027,394	1,093,596	1,162,401	1,235,044	11,352,315

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
818	555	240	366	973	318	3,270

Department	Own staff	Others	Total
Field	994	0	994
Administrative	2,260	16	2,276
Total	3,254	16	3,270

Complementary work force – 03/31/10

Contracted	Other
86	16

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	13,860	10,780
Financial applications	245,990	313,235
Consumers, concessionaires and affiliates	759,930	704,247
Loans and financing granted	23,979	102,508
Financed energy credits	145,067	162,944
Stored materials	122,997	120,785
Dividends to receive	10,880	10,642
Tax credits	64,110	3,386
Taxes and contributions to recover	172,473	59,079
Expenses paid in advance	12,804	13,343
Collaterals and linked deposits	38,045	29,318
Debtors	114,462	116,599
Actuarial assets	-	217,788
Others	16,639	49,960
	1,741,236	1,914,614

Non-Current Assets
Loans and financing granted	11,219	32,400
Financed energy credits	622,021	726,333
Tax credits	410,652	290,968
Taxes and social contributions	-	49,904
Collaterals and linked deposits	228,654	198,407
Debtors	30,258	-
Expenses paid in advance	1,305	1,011
Actuarial assets	-	703,309
Others	58,351	81,663
	1,362,460	2,083,995

Investments	1,175,151	1,177,834
Property, plant and equipment	15,473,457	14,801,911
Intangible	255,609	228,536
	18,266,677	18,292,276
Total Assets	20,007,913	20,206,890

Marketletter – March 2010

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	438,878	465,461
Charges on loans and financing	57,894	58,414
Loans and financing	634,869	241,299
Other funding obtained from third parties	29,240	161,013
Complementary pension fund	199,098	217,788
Taxes and social contributions	309,378	256,306
Estimated obligations	119,173	65,454
Research and development	6,495	14,472
Shareholders remuneration	-	259,566
Income participation	-	70,702
Creditors	12,164	48,018
Others	175,529	134,046
	1,982,718	1,992,539

Non-Current Liabilities
Loans and financing	2,248,070	2,200,231
Other funding obtained from third parties	-	26,836
Complementary pension fund	634,719	703,309
Research and development	126,996	14,628
Taxes and social contributions	694,068	1,010,892
Provisions for risks with fiscal, labor and civil actions	533,225	412,206
Creditors	40,260	-
Others	2	1
	4,277,340	4,368,103

Stockholders’ Equity
Capital	6,000,000	6,000,000
Capital Reserves	5,690,383	5,690,383
Shareholder evaluation	4,757	-
Income Reserves	1,830,852	1,960,006
Result for the period	190,709	164,705
Resources for capital increase	31,154	31,154
	13,747,855	13,846,248
Total Liabilities and Stockholders’ Equity	20,007,913	20,206,890

Marketletter – March 2010

Statement of Income for the period ended on March 31 by Activities

(R$ thousand)

	2010
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	-	-	43,089	43,089
Gross supply of electric energy	821,733	-	340,180	1,161,913
Short-term energy	-	-	16,301	16,301
Use of electric grid	-	540,469	-	540,469
Other revenues	4,265	4,801	61	9,127
	825,998	545,270	399,631	1,770,899
Deductions to Operating Revenue
Taxes and contributions on revenue	(52,930)	(14,764)	3,779	(63,915)
Global Reversion Reserve	(22,312)	(13,783)	(11,700)	(47,795)
Research and development	(7,459)	(5,083)	(3,869)	(16,411)
Other consumer charges	-	(3,316)	-	(3,316)
	(82,701)	(36,946)	(11,790)	(131,437)
Net operating revenues	743,297	508,324	387,841	1,639,462
Operating Expenses
Personnel	(87,184)	(146,466)	(5,060)	(238,710)
Material	(2,585)	(10,004)	(85)	(12,674)
Third party services	(40,802)	(70,798)	(2,869)	(114,469)
Fuel and water for production of electric energy	-	-	-	-
Financial compensation for the use of hydro resources	(47,958)	-	(55)	(48,013)
Electric Energy purchased for resale	-	-	(499,149)	(499,149)
Charge on the use of Electric grid	(111,166)	-	-	(111,166)
Provision for credits of questionable liquidation	(1,471)	-	-	(1,471)
Provisions for risks with fiscal, labor and civil actions	(17,711)	(36,025)	(1,097)	(54,833)
Supervision tax for electric energy services	(2,411)	(2,431)	(13)	(4,855)
Depreciation and amortization	(56,993)	(88,975)	(115)	(146,083)
Other expenses	(21,910)	(26,637)	(2,172)	(50,719)
	(390,191)	(381,336)	(510,615)	(1,282,142)
Service Result	353,106	126,988	(122,774)	357,320
Other Revenue / Expenses	(608)	(95)	33	(670)
Result on the Equity Method	(9,440)	-	-	(9,440)
Financing Revenue (expense)
Income from financial applications	3,105	4,550	1,618	9,273
Charges on loans and financing	(15,367)	(28,694)	(1,269)	(45,330)
Debt charges - FRG	(8,475)	(15,824)	(700)	(24,999)
Special installment – PAES (Lei 10,684/2006)	-	-	(8,073)	(8,073)
Monetary variation and arrears – energy sold	2	105	176	283
Right to generator reimbursement – monetary updating	-	-	-	-
Monetary variation and arrears – energy purchased	-	-	-	-
Currency and monetary variation – financing and loans	(1,969)	(3,677)	(162)	(5,808)
Monetary variation on refinancing of credits and loans granted	4,291	8,012	354	12,657
Other monetary variation - asset	527	598	147	1,272
Other monetary variation - liabilities	(470)	(877)	(519)	(1,866)
Actuarial adjustment	-	-	-	-
Interest on credits and loans renegotiable	6,570	12,267	543	19,380
Other financing revenue	674	1,496	33	2,203
Other financing expenses	(2,486)	(4,636)	(204)	(7,326)
	(13,598)	(26,680)	(8,056)	(48,334)
Result before social contribution and income tax	329,460	100,213	(130,797)	298,876
Social Contribution	(28,965)	(12,801)	13,097	(28,669)
Income tax	(80,413)	(35,512)	36,427	(79,498)
Net Result for the period	220,082	51,900	(81,273)	190,709

Marketletter – March 2010

	2009
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	-	-	57,735	57,735
Gross supply of electric energy	735,538	-	318,890	1,054,428
Short-term energy	-	-	-	-
Use of electric grid	-	512,425	-	512,425
Other revenues	2,315	2,491	6	4,812
	737,853	514,916	376,631	1,629,400
Deductions to Operating Revenue
Taxes and contributions on revenue	(64,886)	(13,978)	6,462	(72,402)
Global Reversion Reserve	(20,848)	(13,439)	(11,059)	(45,346)
Research and development	(6,448)	(4,826)	(3,683)	(14,957)
Other consumer charges	(819)	-	-	(819)
	(93,001)	(32,243)	(8,280)	(133,524)
Net operating revenues	644,852	482,673	368,351	1,495,876
Operating Expenses
Personnel	(62,496)	(107,639)	(3,552)	(173,687)
Material	(4,714)	(5,960)	(62)	(10,736)
Third party services	(53,472)	(65,693)	(2,310)	(121,475)
Fuel and water for production of electric energy	(423)	-	-	(423)
Financial compensation for the use of hydro resources	(43,039)	-	-	(43,039)
Electric Energy purchased for resale	-	-	(563,246)	(563,246)
Charge on the use of Electric grid	(105,572)	-	-	(105,572)
Provision for credits of questionable liquidation	-	-	(168)	(168)
Provisions for risks with fiscal, labor and civil actions	-	-	-	-
Supervision tax for electric energy services	(1,593)	(2,132)	(12)	(3,737)
Depreciation and amortization	(57,873)	(89,212)	(92)	(147,177)
Other expenses	(22,062)	(17,010)	(1,887)	(40,959)
	(351,244)	(287,646)	(571,329)	(1,210,219)
Service Result	293,608	195,027	(202,978)	285,657
Other Revenue / Expenses	(822)	168	8	(646)
Result on the Equity Method	12,777	-	-	12,777
Financing Revenue (expense)
Income from financial applications	5,126	8,256	279	13,661
Charges on loans and financing	(16,155)	(29,292)	(1,345)	(46,792)
Debt charges - FRG	(5,083)	(8,100)	(278)	(13,461)
Special installment – PAES (Lei 10,684/2006)	-	-	(6,823)	(6,823)
Monetary variation and arrears – energy sold	-	349	719	1,068
Right to generator reimbursement – monetary updating	-	-	856	856
Monetary variation and arrears – energy purchased	-	-	2	2
Currency and monetary variation – financing and loans	-	36,544	(5,747)	30,797
Monetary variation on refinancing of credits and loans granted	(311)	(528)	(3,507)	(4,346)
Other monetary variation - asset	(92)	251	5	164
Other monetary variation - liabilities	(793)	(1,259)	(42)	(2,094)
Actuarial adjustment	(3,335)	(6,438)	(176)	(9,949)
Interest on credits and loans renegotiable	1,234	4,567	19,280	25,081
Other financing revenue	1,849	892	9	2,750
Other financing expenses	(37,457)	(4,950)	(388)	(42,795)
	(55,017)	292	2,844	(51,881)
Result before social contribution and income tax	250,546	195,487	(200,126)	245,907
Social Contribution	(21,625)	(18,058)	18,094	(21,589)
Income tax	(59,716)	(50,159)	50,262	(59,613)
Net Result for the period	169,205	127,270	(131,770)	164,705

Marketletter – March 2010

Cash Flow for the period ended on March 31

(R$ thousand)

	2010	2009
Operating Activities
Net income for the period	298,876	245,907
Expenses (revenues) not affecting net working capital

Depreciation and amortization

	146,083	147,177
Monetary and currency variation	7,544	(25,225)
Income from financial applications	(9,273)	(13,661)
Financing charges	40,473	67,158

Equity Method

	9,440	(12,777)
Provision for credit of questionable liquidation	1,471	168
Provision for fiscal, labor and civil law suits	54,833	-

Provision for complementary pension fund

	19,211	19,633
RGR - charges	47,795	45,346
	616,453	473,726
Variation in operating assets / liabilities	(109,930)	6,399
Payment of financial charges	(56,848)	(83,300)
Payment of RGR charges	(30,843)	(40,210)
Financial charges receivable	5,035	12,291
Payment of income tax and social contribution	(44,756)	(46,806)
Payment of judicial deposits	(53,302)	-
	(180,714)	(158,025)
Net cash of operational activities	325,809	322,100
Financing Activities
Loans and financing payable - principal	(6,815)	(31,074)
Payment of refinance taxes and social contribution - principal	(27,135)	(24,721)
Payment of third parties resources	(43,560)	(129,805)

Payment of complementary pension fund - FRG

	(46,778)	(17,453)
Others	2,671	-
	(121,617)	(203,053)
Investment Activities
Loans and financing - granted	-	(823)
Loans and financing granted - receivable	33,632	33,452
Refinanced electricity credits receivable	39,571	271,857
Acquisition of property plant and equipment	(231,349)	(352,015)
Acquisition of intangible assets	(5,739)	(17,119)
Acquisition of equity participation investment	(39,720)	(61,827)
	(203,605)	(126,475)
Total of cash effects	587	(7,428)
Cash and cash equivalent – beginning of period	13,273	18,208
Cash and cash equivalent – end of period	13,860	10,780
	587	(7,428)

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
493.96	445.61	30.13%	29.79%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy – MW average	Energy generated -MWh 1st qrt/10	Beginning of operation	End of concession
Hydroelectric
Integral Participation
Furnas	1.216	598	1.556.682	1963	07/07/2015
Luis Carlos Barreto (Estreito)	1.050	495	1.148.580	1969	07/07/2015
Mascarenhas de Moraes	476	295	750.997	1973*	31/10/2023
Porto Colômbia	320	185	595.154	1973	16/03/2017
Marimbondo	1.440	726	2.493.239	1975	07/03/2017
Itumbiara	2.082	1.015	2.276.555	1980	26/02/2020
Funil	216	121	422.668	1969*	07/07/2015
Corumbá I	375	209	544.911	1997	29/11/2014
Shared participation
Partnership
Serra da Mesa (48,46%)	1.275	671	498.191	1998	07/05/2011
Manso (70%)	212	92	150.354	2000	09/02/2035
SPC
Peixe Angical (40%)	452	271	~~-~~	2006	06/11/2036
Baguari (15%)**	140	80,2	~~-~~	2009	14/08/2041
Retiro Baixo (49%) ***	82	38,5	~~-~~	2010	14/08/2041
Thermal
Integral Participation
Santa Cruz	932	496	0	1967	07/07/2015
Roberto Silveira (Campos)	30	21	0	1977*	Extension granted****
São Gonçalo (out of operation)	-	-	-		Extension denied****

Note: Energy generated (MWh) – includes 100% of energy from the plants with integral participation and only the Eletrobras Furnas percentage in the case of shared participation: Energia Gerada (MWh) – inclui 100% da energia das usinas de Propriedade Integral e apenas o percentual de ELETROBRAS FURNAS no caso das usinas de Propriedade Compartilhada: HEU Serra da Mesa (48,46%) and Manso (70%),  In the case of HEU Peixe Angical and Retiro Baixo, even though Eletrobras Furnas owns 40, 15 and 49% of the installation, the energy generated belongs soley to the SPC Enerpeixe S.A., Baguari Geração de Energia S.A. and Retiro Baixo Energética S.A

*   Date of incorporation to Eletrobras Furnas

** Eletrobras Furnas owns 30.6% of SPE Baguari Energia S.A. (Cemig partner – 69.4%), who holds 49% participation of SPE Baguari Geração de Energia S.A. Turbines 1 and 2  started operating on 09.09 and 11.11.2010, respectively, with an installed capacity of 35 MW each.

*** First turbine started operation on March 03, 2010, with ab installed capacity of 41 MW.

Electric energy purchased for resale

Eletrobras System

1st qrt/10
MWh	3.999.403
R$ million	413,79

Other

1st qrt/10
MWh	754.027
R$ milhões	86,55

Energy sold

Sales Model	1st qrt/10
	R$ million	MWh
Through auction	1.103,76	13.005.957
Through free market agreements or bilateral contracts	78,07	870.775
Total	1.181,83	13.876.732

Fuel for production of electric energy

1st qrt/10
Type	Unit	Quantity	R$ million
Special Diesel Oil	Liter
B1 Oil	Ton
Common Diesel Oil	liter
Gas *	m3

*   Amount paid to CEG for maintenance of gas supply contract

Marketletter – March 2010

Losses in generation - %

1st qrt/10
3

Losses in transmission - %

1st qrt/10
3

Note: The losses of the interlinked system are calculated by the National System Operator.  The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 03/31/10

Concession Area	Obs.	Extension (km)	Tension	Operation	End of concession
Foz do Iguaçu - Ivaiporã 1		322.0	765	08.07.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2		323.0	765	12.23.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3		331.0	765	03.21.99	07.07.2015
Itaberá - Ivaiporã 1		265.0	765	08.01.89	07.07.2015
Itaberá - Ivaiporã 2		264.0	765	10.14.82	07.07.2015
Itaberá - Ivaiporã 3		272.0	765	05.19.00	07.07.2015
Itaberá - Tijuco Preto 1		305.0	765	07.31.89	07.07.2015
Itaberá - Tijuco Preto 2		304.0	765	10.14.82	07.07.2015
Itaberá - Tijuco Preto 3		312.0	765	05.01.01	07.07.2015
Subtotal - 765 kV		2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1		792.0	600	03.01.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2		820.0	600	08.15.87	07.07.2015
Subtotal - 600 kV		1,612.0
Adrianópolis - Cachoeira Paulista 1		171.0	500	02.13.74	07.07.2015
Adrianópolis - Resende		115.0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende		56.0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3		177.5	500	05.20.04	07.07.2015
Adrianópolis - Grajaú		55.0	500	12.15.77	07.07.2015
Adrianópolis - São José		33.0	500	08.18.91	07.07.2015
Angra - Cachoeira Paulista		103.0	500	06.04.77	07.07.2015
Angra - Grajaú		155.0	500	12.21.98	07.07.2015
Angra - São José		133.0	500	12.21.98	07.07.2015
Araraquara - Campinas		171.0	500	07.16.76	07.07.2015
Araraquara - Poços de Caldas		176.0	500	04.16.76	07.07.2015
Cachoeira Paulista - Campinas		223.0	500	09.21.77	07.07.2015
Cachoeira Paulista - Itajubá		53.0	500	07.21.02	07.07.2015
Cachoeira Paulista - Taubaté		83.0	500	06.24.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.0	500	11.17.88	07.07.2015
Campinas - Ibiúna		112.0	500	03.10.03	07.07.2015
Gurupi - Miracema		255.0	500	03.02.99	07.07.2015
Itumbiara - São Simão		166.0	500	01.13.79	07.07.2015
Marimbondo - Água Vermelha		172.0	500	08.05.79	07.07.2015
Marimbondo - Araraquara 1		195.0	500	04.16.76	07.07.2015
Marimbondo - Araraquara 2		194.0	500	08.14.76	07.07.2015
Poços de Caldas - Itajubá		139.0	500	07.21.02	07.07.2015
Serra da Mesa - Gurupi		256.0	500	03.02.99	07.07.2015
Serra da Mesa - Samambaia 1		249.0	500	03.09.98	07.07.2015
Serra da Mesa - Samambaia 2		248.5	500	01.23.99	07.07.2015
Ibiúna - Bateias Circuito 1		332.0	500	03.22.03	08.05.2031
Ibiúna - Bateias Circuito 2		332.0	500	03.22.03	08.05.2031
Subtotal - 500 kV		4,549.0
Adrianópolis - Itutinga 1		199.0	345	03.10.68	07.07.2015
Adrianópolis - Itutinga 2		199.0	345	08.24.70	07.07.2015
Adrianópolis - Jacarepaguá 1		38.0	345	03.10.68	07.07.2015
Adrianópolis - Jacarepaguá 2		38.0	345	08.24.70	07.07.2015
Adrianópolis - Macaé 1		177.0	345	11.18.01	07.07.2015
Adrianópolis - Macaé 2		177.0	345	09.16.02	07.07.2015
Bandeirantes - Samambaia 1		157.0	345	02.01.99	07.07.2015
Bandeirantes - Samambaia 2		155.0	345	02.08.99	07.07.2015
Campinas - Guarulhos		88.0	345	02.20.03	07.07.2015
Campinas - Poços de Caldas		126.0	345	10.03.72	07.07.2015
Campos - Macaé 1		89.0	345	11.18.01	07.07.2015
Campos - Macaé 2		89.0	345	09.16.02	07.07.2015
Campos - Viana		199.0	345	12.19.05	07.07.2015
Viana - Vitória		26.0	345	12.19.05	07.07.2015
Campos - Vitória		224.0	345	10.28.77	07.07.2015
Corumbá - Brasília Sul		254.0	345	03.02.97	07.07.2015
Corumbá - Itumbiara		79.0	345	03.02.97	07.07.2015
Furnas - Itutinga 1		198.0	345	03.10.68	07.07.2015
Furnas - Itutinga 2		199.0	345	12.15.69	07.07.2015
Furnas - Mascarenhas de Moraes		104.0	345	05.15.68	07.07.2015
Furnas - Estreito		112.0	345	02.28.70	07.07.2015
L.C.Barreto - Estreito 2		24.0	345	02.28.70	07.07.2015
Furnas - Pimenta		66.0	345	03.15.67	07.07.2015
Furnas - Poços de Caldas 1		131.0	345	09.03.63	07.07.2015
Furnas - Poços de Caldas 2		131.0	345	04.13.65	07.07.2015
Guarulhos - Ibiúna 1		75.0	345	06.28.90	07.07.2015
Guarulhos - Ibiúna 2		75.0	345	07.04.90	07.07.2015
Guarulhos - Nordeste		30.0	345	03.15.64	07.07.2015
Guarulhos - Poços de Caldas 1		182.0	345	09.03.63	07.07.2015
Guarulhos - Poços de Caldas 2		184.0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1		97.0	345	11.18.83	07.07.2015
Ibiúna - Tijuco Preto 2		97.0	345	07.13.84	07.07.2015
Itumbiara - Bandeirantes 1		180.0	345	07.16.73	07.07.2015
Itumbiara - Bandeirantes 2		180.0	345	07.28.77	07.07.2015
Itumbiara - Porto Colômbia		201.0	345	06.16.73	07.07.2015
Mascarenhas - Estreito		13.0	345	03.15.69	07.07.2015
L.C.Barreto - Estreito 1		24.0	345	03.15.69	07.07.2015
L.C.Barreto - Poços de Caldas 1		198.0	345	11.02.69	07.07.2015
L.C.Barreto - Poços de Caldas 2		197.0	345	09.13.70	07.07.2015
L.C.Barreto - Volta Grande		112.0	345	06.16.73	07.07.2015
Marimbondo - Porto Colômbia		77.0	345	10.25.75	07.07.2015
Mogi - Nordeste		20.0	345	03.15.64	07.07.2015
Mogi - Poços de Caldas		204.0	345	02.15.71	07.07.2015
Ouro Preto - Vitória		383.0	345	03.25.05	07.07.2015
Pimenta - Barreiro		198.0	345	03.15.67	07.07.2015
Porto Colômbia - Volta Grande		45.0	345	06.16.73	07.07.2015
Samambaia - Brasília Sul 1		12.5	345	02.01.99	07.07.2015
Samambaia - Brasília Sul 2		15.0	345	02.08.99	07.07.2015
Subtotal - 345 kV		6,078.5
Barro Alto - Niquelândia		87.0	230	10.13.99	07.07.2015
Brasília Geral - Brasília Sul 2		13.0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus		107.0	230	09.09.07	07.07.2015
Pirineus - Xavantes		40.0	230	11.26.06	07.07.2015
Brasília Geral - Brasília Sul 1		13.0	230	10.28.72	07.07.2015
Brasília Sul - Barro Alto		132.0	230	03.07.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.0	230	10.19.73	07.07.2015
Itumbiara - Rio Verde 1 (1º trecho)		208.0	230	01.12.86	07.07.2015
Itumbiara - Rio Verde 2		202.0	230	04.29.92	07.07.2015
Rio Verde - Barra do Peixe 2		240.0	230	02.28.94	07.07.2015
Rio Verde - Rondonópolis		257.0	230	11.04.82	07.07.2015
Rio Verde - Barra do Peixe 1		240.0	230	11.01.87	07.07.2015
Rio Verde - Cachoeira Dourada 1		175.0	230	12.20.86	07.07.2015
Serra da Mesa - Niquelândia		105.0	230	10.13.99	07.07.2015
Xavantes - Bandeirantes 2		20.0	230	09.04.73	07.07.2015
Manso - Nobres		66.0	230	05.01.98	07.07.2015
Subtotal - 230 kV		1,949.0
Adrianópolis - Cepel 1		1.5	138	04.27.81	07.07.2015
Adrianópolis - Cepel 2		1.5	138	04.05.81	07.07.2015
Adrianópolis - Magé 1		48.0	138	04.24.73	07.07.2015
Adrianópolis - Magé 2		48.0	138	01.06.73	07.07.2015
Alcântara - Adrianópolis 1		19.5	138	07.18.76	07.07.2015
Alcântara - Adrianópolis 2		20.0	138	12.17.98	07.07.2015
Alcântara - Adrianópolis 3		20.0	138	12.29.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.5	138	05.03.75	07.07.2015
Angra - Angra (Ampla)		34.0	138	04.14.71	07.07.2015
Angra - Jacuacanga		34.0	138	10.30.77	07.07.2015
Angra - Santa Cruz		96.0	138	10.04.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2		105.0	138	06.11.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1		106.0	138	02.15.73	07.07.2015
Campos - Cachoeiro do Itapemirim 2		106.0	138	02.13.73	07.07.2015
Campos - Rocha Leão		110.0	138	02.10.73	07.07.2015
Campos - Iriri		97.0	138	08.08.73	07.07.2015
Iriri - Rocha Leão		13.0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1		105.0	138	11.06.86	07.07.2015
Jacarepaguá - Ari Franco		10.0	138	12.15.67	07.07.2015
Jacarepaguá - Cosmos		24.0	138	12.15.67	07.07.2015
Jacarepaguá - Mato Alto		16.0	138	09.24.73	07.07.2015
Jacarepaguá - Palmares		28.0	138	11.24.72	07.07.2015
Jacarepaguá - ZIN		33.0	138	11.24.72	07.07.2015
Jacuacanga - Brisamar		44.0	138	10.30.77	07.07.2015
Muriqui - Angra (Ampla)		36.0	138	04.14.71	07.07.2015
Muriqui - Brisamar		20.0	138	04.14.71	07.07.2015
Palmares - Mato Alto		13.0	138	09.24.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2		174.0	138	08.17.77	07.07.2015
Rocha Leão - Magé 1		108.0	138	01.24.73	07.07.2015
Rocha Leão - Magé 2		108.0	138	01.06.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.0	138	12.15.67	07.07.2015
Santa Cruz - TKCSA		2.5	138	12.15.67	07.07.2015
TKCSA - ZIN - Cosmos		14.5	138	12.15.67	07.07.2015
Santa Cruz - Brisamar 1		20.0	138	10.30.77	07.07.2015
Santa Cruz - Brisamar 2		13.0	138	04.14.71	07.07.2015
Santa Cruz - Jacarepaguá		38.0	138	10.17.72	07.07.2015
Santa Cruz - Palmares 1		14.0	138	11.24.72	07.07.2015
Santa Cruz - Palmares 2		14.0	138	09.24.73	07.07.2015
Santa Cruz - ZIN		5.0	138	11.24.72	07.07.2015
São José - Imbariê 1		18.0	138	12.19.98	07.07.2015
São José - Imbariê 2		18.0	138	12.20.98	07.07.2015
São José - Magé 1		46.0	138	06.17.01	07.07.2015
São José - Magé 2		46.0	138	06.17.01	07.07.2015
UTE Campos - Campos 1		1.0	138	07.16.77	07.07.2015
UTE Campos - Campos 2		1.0	138	07.24.87	07.07.2015
Manso - Nobres		70.0	138	04.01.98	07.07.2015
Subtotal - 138 kV		2,204.0
Eletrodo de Terra - Foz do Iguaçu 1		16.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2		15.0	25	08.15.87	07.07.2015
Eletrodo de Terra - Ibiúna 1		67.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Ibiúna 2		67.0	25	08.15.87	07.07.2015
Subtotal - 25 kV		165.0
Total		19,255.5

Marketletter – March 2010

Average tariff – R$/MWh

1st qrt/10
85,17

Main investments - R$ million

Project	1st qrt/10
Transmission	Budgeted	Accomplished
Transmission System Bom Despacho – Ouro Preto	4.2	0.0
Transmission System Itaipu – SP – Reforços Torres	0.0	0.0
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	4.3	1.1
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	7.0	0.6
Reinforcement of Transmission System RJ and ES	15.8	4.2
Reinforcement of Transmission System SP and MG	24.7	3.0
Reinforcement of Transmission System GO - MT - DF	11.5	1.5
Transmission System maintenance	16.1	4.6
Subtotal	83.7	15.1
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)	0.0	0.0
Installation of HPU Batalha (Paulista)	48.9	51.0
Installation of HPU Simplício and SHU Anta	109.9	40.0
Modernization of HPU Furnas (MG)	6.6	1.8
Modernization of HPU Mascarenhas de Moraes (MG) – Fase 2	0.0	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	11.4	11.2
Modernization HPU Funil	0.0	0.0
Modernization HPU Porto Colômbia	0.0	0.0
Generation System maintenance	4.1	0.5
Subtotal	181.0	104.5
Other
Maintenance of real estate	3.5	0.4
Maintenance of real estate, vehicles, machinery and equipment	6.4	1.8
Maintenance of info technology assets and pricessing	13.9	5.7
Environmental preservation and conservation of generation and transmission undertakings	3.2	0.4
Subtotal	27.0	8.4
Total	291.7	128.0

Marketletter – March 2010

New investments – Generation

Enterprise	State/ Location	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW average)	Operation	Beginning of construction	End of concession
UHE Batalha* implantation	MG/GO	619.1 Basis: Dec/05	52.5	48.8	Estimated for Machine 1 - 05/2011 Machine 2 - 06/2011	06.2008	08.14.2041
UHE Simplício implantation / PCH Anta **	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated for Simplício: Machine 1 - 12/2010 Machine 2 - 02/2011 Machine 3 - 04/2011 Anta: Machine 1 - 05/2011 Machine 2 - 06/2011	03.2007	08.14.2041

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig). Total Investment related to enterprise’s business plan

**The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla). Value of total investment concerning the Original BusinessPlan of the Project

New investments – Transmission

Enterprise	State/ Location	Total of the investment (R$ million)	Extension (km)	Operation	End of concession
TL 345 kV Macaé – Campos III *	RJ	52.68* Basis: Nov/04	90.5	Estimated for 02/2010	03.03.2035
TL 345 kV Tijuco Preto – Itapeti – Nordeste **	SP	75.5 Basis: Jul/05	50	Estimated for 10 months after obtention of license	04.26.2036
TL 500 kV Bom Despacho 3 – Ouro Preto 2 ***	MG	96.3 Basis: Nov/08	180	Estimated for 06/2011	01.27.2039
TL 230 kV Mascarenhas – Linhares e SE Linhares ****	ES	67,2 Basis: Nov/09	99	24 months after signing of the concession contract	30 years as of the signing of the concession contract
 *   The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A. Total Investment related to enterpriseis actual business plan

**    The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A. Total Investment related to enterpriseis actual business plan

***  It includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Ouro Preto 2 (Cemig)-3A  Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document.  Therefore, the licensing dates were altered.  The installation license is estimated for April 30, 2010 and commercial operation is estimated for March 30, 2011.

****  Enterprise relating to Lote E of Aneel Auction 005 dated Nov. 27, 2010.  Concession contract not yet signed.

Loans and Financing – R$ million

Local Currency

Creditor	03/31/10	Due
Eletrobras - ECF 1713	92.25	03.30. 2018
Eletrobras - ECF 2506	119.89	12.30. 2018
Eletrobras - ECF 2309	8.13	12.30. 2010
Eletrobras - ECF 2624	279.23	05.15.2012
Eletrobras - ECF 2676	105.11	05.15.2012
Eletrobras - ECF 2717	2.39	12.30.2015
Eletrobras - ECF 2695	3.43	10.30.2014
Eletrobras - ECF 2752	90.98	05.30.2015
Eletrobras - ECF 2776	116.56	06.23.2010
Fundação Real Grandeza	6.09	12.29. 2012
Fundação Real Grandeza - Plano	279.23	12.01. 2015
Banco do Brasil S.A. - CCB 01/02/03/04	105.11	10.14. 2011
Banco do Brasil S.A. - CCB 05/06/08	2.42	11.04. 2011
Banco UBS Pactual S.A. - CCB 07/09	3.25	11.04. 2011
Banco UBS Pactual S.A. - CCB 10/11/13	152.87	12.05. 2011
Banco do Brasil S.A. - CCB 12	310.95	12.05. 2011
FURNAS II - FIDC	450.80	05.31. 2010
Banco do Brasil S.A. - Contrato 093	268.13	10.25. 2012
Caixa Econômica Federal	27.54	07.25. 2012
Banco do Brasil S.A. - Contrato 099	32.60	10.15. 2012
Banco da Amazônia S.A.	16.46	02.15. 2013
BNDES	27.29	07.15. 2026

Marketletter – March 2010

Foreign Currency

Creditor	03/31/10	Due	Currency
Eletrobras - ECR 258/98	53.77	04.04.2018	US$
Eletrobras - ECR 261/98	245.25	04.04.2018	Yen

Contract obligations on 03/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	2,988	2,407	1,590	1,106	906	722	612

Energy Purchased Contracts			2010	2011	2012	2013	2014	2015	After 2015
	1st qrt/10	GWh	3.941	3.941	3.985	3.941	3.941	8	8
		R$ million	519	519	525	519	519	1	1

Note: Includes energy purchase from Eletrobras Eletronuclear and HEU of Serra da Mesa.

           The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Eletrobras Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW average	Energy generated MWh	Beginning of Operation	Beginning of construction	End of concession
SPE Enerpeixe S.A.	UHE Peixe Angical e LT Associada ****	40	2,015.0	Energias do Brasil - 60	452	271.0	-	06.27.2006	03.2002	11.06.2036
SPE Baguari Geração de Energia S.A.	UHE Baguari	*	535.3	Neoenergia - 51	140	80.2	-	09.09.2009	04.2007	08.14.2041
SPE Retiro Baixo Energética S.A.	UHE Retiro Baixo	49	389.0	Orteng – 25.5 Logos – 15.5 Arcadis - 10	82	38.5	-	03.03.2010	03.2007	08.14.2041
SPE Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	40	2,642.7 Basis: Dec/08	CPFL - 51 CEEE – 9	855	432.0	-	08.31.2010	03.2007	11.06.2036
SPE Serra do Facão Energia S.A.	UHE Serra do Facão	49.5	882.2 Basis: Oct/05	Alcoa - 35 DME - 10 Camargo Correa – 5.5	213	182.4	-	10.30.2010	02.2007	11.06.2036
SPE Santo Antônio Energia S.A.	UHE Santo Antônio	39	13,795.5 Basis: Dec/08	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura -17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150.4	2,218	-	05.01.2012	09.2008	06.12.2043
SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)	19.6	37.0 Basis: Oct/08 **	Construtora OAS - 51 Eletrobras - 29.4	2,000	-	-
Consórcio Brasil dos Ventos ***	UEE Aratuá 1 UEE Miassaba 3 UEE Rei dos Ventos 1 and 3	24.5	776.6	Eletrobras Eletronorte – 24.5 Parceiros Privados - 51	162

Note:  Energy generated (MWh) – only includes the Eletrobras Furnas percentage of UHE Baguari (15%).  In case of UHE Peixe Angical, even though the company, only 40% of the installation, the energy belongs totally to SPC Enerpeixe SA.

For the projects in operation: investment value based on the balance sheet position of the SPE on March 31, 2010 (Property, plant and equipment net plus accrued depreciation).

For projects under construction: investment value estimated in the SPE.

* ELETROBRAS FURNAS owns 30.6% of Baguari Energia S.A SPE (partner: Cemig – 69.4%), which has a 49% participation in the SPE Baguari Geração de Eneergia S.A. enterprise.

** Value relating to the development of feasibity studies of the undertaking

***Wind mills won at the 2nd auction of reserve energy – LER 003/2010. SPE being constituted.

Marketletter – March 2010

Transmission

SPC / Consortium	Transmission Enterprises (*)	Eletrobras Furnas Participation	Investiment R$MM	Status	Other Shareholders (%)
Companhia Transleste de Transmissão S.A.	LT Montes Claros - Irapé 345 kV - 139 km	24	126.7	operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	LT Itutinga - Juiz de Fora 345 kV - 144 km	25	85.7	operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	LT Irapé - Araçuaí 230 kV - 61 km	24.5	71.4	operating	Transminas - 41 Cemig - 24,5 Orteng - 10
Companhia de Transmissão Centroeste de Minas S.A.	LT Furnas - Pimenta 2 345 kV - 62,7 km	49	52.7	*	Cemig - 51
Interligação Elétrica Madeira S.A. (IE Madeira)	LT Porto Velho - Araraquara 2 600 kV – 2,375 km	24.5	1,734.3 Basis: Nov/08	Expected: Operation License Feb/2012	CTEEP - 51 ELETROBRAS CHESF – 24.5
Interligação Elétrica Madeira S.A. (IE Madeira)	Estação Retificadora CA/CC, 500/±600 kV, e Estação Inversora CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	Expected: Operation License Apr/2013	CTEEP - 51 ELETROBRAS CHESF – 24.5
Transenergia Renovável S.A.	Conexão de Usinas de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN (3 LT e 3 SE 230 kV / 10 LT e 5 SE 138 kV)	49	279.1 Basis: Nov/08	Expected: Operation License Oct/2010	Delta – 25.5 Fuad Rassi -25.5
Transenergia São Paulo S.A.	SE Itatiba, 500 kV	49	73.2 Basis: Apr/09	Expected: Operation License Sep/2011	J. Malucelli – 25.5 Delta – 25.5
Transenergia Goiás S.A.	LT 230 kV Serra da Mesa - Niquelândia e Niquelândia - Barro Alto	49	70.3 Basis: Apr/09	Expected: Operation License Jul/2011	J. Malucelli – 25.5 Delta – 25.5
Consórcio Goiás Transmissão**	LT 500 kV Rio Verde Norte - Trindade (193 km); 230 kV Xavantes - Trindade - Carajás (66 km); SE Trindade (500/230 kV - 400 MVA)	49	356.7 Basis: Nov/09	24 months after the signing of the concession contract	J. Malucelli - 31 Engevix - 20
Consórcio MGE Transmissão ***	LT 500 kV Mesquita - Viana 2 (248 km); 345 kV Viana - Viana 2 (10 km); SE Viana 2 (500/345 kV - 900 MVA)	49	251.3 Basis: Nov/09	24 months after the signing of the concession contract	J. Malucelli - 20 Engevix - 31

Note:  For the projects in operation: investment value based on the balance sheet position of the SPE on March 31, 2010 (Property, plant and equipment net plus accrued depreciation).

         For projects under construction: investment value estimated at the SPE.

ICG – transmission installation of generation for shared connection purposes.

IEG – installation of exclusive interest and individual characteristics of generation

         When under construction, the length in km is mentioned in the Aneel concession contract.  When in operation, the length is adjusted to the actual extension in km

*        Enerizing tests were successfuly performed on March 25, 2010.  Its definite energizing depends on authorization from ONS.

**       This project refers to portion A of 005 Aneel Auction, de 27.11.2010. The concession contract was not signed yet.

***      This project refers to portion G of 005 Aneel Auction, de 27.11.2010. The concession contract was not signed yet.

Marketletter – March 2010

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
881	1,099	247	39	728	1,776	4,770

Department	Number of employees
Administrative	1,326
Operational	3,444

Complementary work force – 03/31/10

Contracted	Other
1,659	8

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	11,184	13,503
Open-market applications	866,734	932,592
Consumers and concessionaires	803,324	793,701
(-)Provision for credits of questionable liquidation	(83,965)	(53,326)
Taxes and contributions to recover	37,459	99,325
Advances to employees	22,086	18,145
Stored materials	74,463	71,255
Tax credits – social contribution deferred	38,373	23,906
Tax credits – income tax deferred	107,959	15,127
Services in course	151,823	110,334
Others	66,167	64,935
	2,095,607	2,089,497
Non-Current Assets
Consumers and concessionaires	24,846	64,206
(-)Provision for credits of questionable liquidation	(1,287)	(5,231)
Tax credits – social contribution deferred	35,829	25,978
Tax credits – income tax deferred	119,819	93,823
Property and right to be sold	11,491	11,559
Collaterals and linked deposits	22,236	20,442
Others	25,098	15,479
	238,032	226,256
Investments	442,015	319,297
Property, plant and equipment	16,303,205	16,191,912
Intangible	30,572	30,198
	17,013,824	16,767,663
Total Assets	19,109,431	18,857,160

Marketletter – March 2010

Liabilities	2010	2009
Current Liabilities
Suppliers	185,670	168,889
Payment-roll	7,966	608
Taxes and social contribution	170,191	138,248
Loans and financing	102,647	472,644
Debt charges	2,355	4,544
Income participation	72,145	61,143
Shareholders remuneration	603,698	560,701
Estimated obligations	96,871	79,352
Private security fund	85,233	301,860
Early retirement plan	268,064	-
Consumer charges to collect	41,830	35,731
Research & Development	54,616	52,498
Financial compensation for the use of hydro resources	34,305	28,729
Others	19,668	24,189
	1,745,259	1,929,136

Non-Current Liabilities
Taxes and social contribution	21,262	46,690
Loans and financing	536,003	3,199,162
Private security fund	51,818	62,227
Life insurance	81,922	-
Consumer charges to collect	14,580	40,846
Research & Development	127,248	109,492
Provisions for contingencies	420,916	425,193
Others	7,723	7,672
	1,261,472	3,891,282

Stockholders’ Equity
Social Capital	4,539,557	4,196,306
Capital reserves	4,916,199	4,916,199
Income reserves	3,195,703	3,366,249
Patrimonial evaluation	(638)	-
Accrued income	433,829	263,592
	13,084,650	12,742,346
Resources for capital increase	3,018,050	294,396
	16,102,700	13,036,742
Total Liabilities	19,109,431	18,857,160

Marketletter – March 2010

Statement of Income for the period ended on March 31 by activity

(R$ thousand)

		2010
	Generation	Transmission	Total
Operating Revenue
Supply of electric energy	176,695	0	176,695
Gross supply of electric energy	801,273	0	801,273
Availability of transmission system	0	337,628	337,628
Short-term electric energy (CCEE)	5,433	0	5,433
Other operating revenues	566	1,336	1,902
	983,967	338,964	1,322,931
Deductions to Operating Revenue
Global Reversion Reserve	(3,184)	(9,380)	(12,564)
ICMS tax on electric energy sale	(19,510)	0	(19,510)
Service tax - ISS	(27)	(65)	(92)
Research and Development	(8,458)	(2,901)	(11,359)
Fuel consumption account - CCC	0	(18,269)	(18,269)
Energetic development account - CDE	0	(4,751)	(4,751)
PROINFA	0	(14,420)	(14,420)
PIS/PASEP	(16,311)	(2,598)	(18,909)
COFINS	(75,156)	(11,951)	(87,107)
	(122,646)	(64,335)	(186,981)
Net Operating Revenue	861,321	274,629	1,135,950
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(6,873)	0	(6,873)
Charges on the use of electric grid	(196,162)	0	(196,162)
Cost with operation
Personnel	(16,609)	(39,311)	(55,920)
Material	(411)	(1,069)	(1,480)
Fuel for production of electric energy	(1,229)	0	(1,229)
Third party services	(2,775)	(7,696)	(10,471)
Financial compensation for the use of hydro resources	(52,165)	0	(52,165)
Depreciation and amortization	(86,998)	(51,645)	(138,643)
Inspection fee	(736)	(2,141)	(2,877)
Others	12,492	(435)	12,057
	(351,466)	(102,297)	(453,763)
Cost of service rendered to third parties	(545)	0	(545)
Gross operating income	509,310	172,332	681,642
Operating expenses	(62,816)	(114,073)	(176,889)
Result of Service	446,494	58,259	504,753
Financial Revenue (Expense)
Income from financial applications	12,719	4,020	16,739
Monetary variation and arrears –energy sold	13,053	1,072	14,125
Other monetary variation – asset	142	341	483
Other financial revenues	8,706	4,493	13,199
Debt charges	(6,937)	(9,552)	(16,489)
Monetary variation on loans and financing	(738)	(124)	(862)
Other monetary variations – liability	(1,491)	(3,699)	(5,190)
Other financial expenses	(13,293)	(2,103)	(15,396)
	12,161	(5,552)	6,609
Other revenues (expenses)
Revenues	1	3	4
Expenses	0	(1)	(1)
	1	2	3
Operational Result	458,656	52,709	511,365
Social contribution	(40,863)	(4,746)	(45,609)
Income tax	(113,046)	(12,659)	(125,705)
Fiscal incentives	84,112	9,666	93,778
Net income for the period	388,859	44,970	433,829
Net income per share (R$)	9.32	1.08	10.40

Marketletter – March 2010

		2009
	Generation	Transmission	Total
Operating Revenue
Supply of electric energy	184,143	0	184,143
Gross supply of electric energy	662,754	0	662,754
Availability of transmission system	0	315,290	315,290
Short-term electric energy (CCEE)	139,635	0	139,635
Other operating revenues	620	1,485	2,105
	987,152	316,775	1,303,927
Deductions to Operating Revenue
Global Reversion Reserve	(23,216)	(7,576)	(30,792)
ICMS tax on electric energy sale	(21,837)	0	(21,837)
Service tax - ISS	(30)	(73)	(103)
Research and Development	(8,412)	(2,680)	(11,092)
Fuel consumption account - CCC	0	(16,507)	(16,507)
Energetic development account - CDE	0	(3,939)	(3,939)
PROINFA	0	(13,114)	(13,114)
PIS/PASEP	(14,971)	(2,380)	(17,351)
COFINS	(68,968)	(10,973)	(79,941)
	(137,434)	(57,242)	(194,676)
Net Operating Revenue	849,718	259,533	1,109,251
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	0	0	0
Charges on the use of electric grid	(177,973)	0	(177,973)
Cost with operation
Personnel	(14,215)	(35,716)	(49,931)
Material	(828)	(942)	(1,770)
Fuel for production of electric energy	(6,974)	0	(6,974)
Third party services	(3,221)	(6,693)	(9,914)
Financial compensation for the use of hydro resources	(41,521)	0	(41,521)
Depreciation and amortization	(87,496)	(51,553)	(139,049)
Inspection fee	(5,419)	(2,189)	(7,608)
Others	10,374	(843)	9,531
	(327,273)	(97,936)	(425,209)
Cost of service rendered to third parties	0	(8)	(8)
Gross operating income	522,445	161,589	684,034
Operating expenses	(197,188)	(98,786)	(295,974)
Result of Service	325,257	62,803	388,060
Financial Revenue (Expense)
Income from financial applications	21,465	6,512	27,977
Monetary variation and arrears –energy sold	10,624	940	11,564
Other monetary variation – asset	32	78	110
Other financial revenues	5,280	2,872	8,152
Debt charges	(98,474)	(15,346)	(113,820)
Monetary variation on loans and financing	3,921	320	4,241
Other monetary variations – liability	721	1,786	2,507
Other financial expenses	(16,785)	(2,390)	(19,175)
	(73,216)	(5,228)	(78,444)
Other revenues (expenses)
Revenues	1	2	3
Expenses	(14)	(4)	(18)
	(13)	(2)	(15)
Operational Result	252,028	57,573	309,601
Social contribution	(22,180)	(5,257)	(27,437)
Income tax	(61,320)	(13,976)	(75,296)
Fiscal incentives	46,176	10,548	56,724
Net income for the period	214,704	48,888	263,592
Net income per share (R$)	5.15	1.17	6.32

Marketletter – March 2010

Cash Flow for the period ended on March 31

(R$ thousand)

Operating Activities	2010	2009 (Reclassified)
Net income for the period	511,365	309,601
Depreciation and amortization	155,427	155,559
Net monetary and currency variations	2,712	(6,252)
Income tax and social contribution	(388)	(3,411)
Shareholding participation	(6,510)	(6,002)
Free energy	(367)	(938)
Provision for contingencies	9,682	12,715
Provision for credits of questionable liquidation	3,923	52,827
Correction of judicial deposits	(2,526)	0
Transmission regulatory liability	0	(230)
Financing charges	16,489	113,820
Early retirement plan	(6,054)	0
Other	0	20
	683,753	627,709
Financial charges paid to shareholders and related parties	(5,013)	(95,235)
Financial charges paid to financial institutions and other parties	(11,653)	(14,988)
Taxes and social contributions payment	(157,645)	(48,847)
Collaterals and linked deposits	(3,468)	(5,434)
Variation in current asset and liabilities
Consumers, concessionaires and permit holders	(68,231)	(2,636)
Stored materials	862	3,137
Taxes and contributions to recover	(25,090)	7,784
Advances to employees	(5,348)	7,933
Collaterals and linked deposits	(2,554)	0
Tax credits	(1,174)	(7,691)
Services in course	(6,775)	(5,397)
Sale of assets – biomass project	4,676	0
Suppliers	(73,888)	(29,357)
Estimated obligations	978	403
Consumer charges to collect	(16,501)	2,989
Research & Development	7,109	(13,962)
Financial compensation for utilization of hydro resources	(3,266)	(4,383)
Provision for contingencies	6,115	2,478
Other operating assets and liabilities	(15,365)	(35,881)
	(376,231)	(239,087)
Total of operating activities	307,522	388,622
Investment Activities
Application in property, plant and equipment and intangible assets	(133,312)	(130,689)
Permanent shareholding participations	(4,900)	(62,525)
Goods and rights for future use	0	(446)
Property, plant and equipment and intangible discharges	1,815	4,200
Other	(114)	0
	(136,511)	(189,460)
Financing Activities
Related parties and shareholders - receivables	0	0
Loans and financing obtained in the long-term	6,284	86
Payable charges on loans and financing	(25,341)	(99,990)
Private security fund	(70,194)	(44,090)
Other	0	15,826
	(89,251)	(128,168)
Total of cash effects	81,760	70,994
Cash and cash equivalent – beginning of period	796,158	875,101
Cash and cash equivalent – end of period	877,918	946,095
Cash variation	81,760	70,994

 Marketletter – March  2010

                                                       R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
660.18	543.62	58.12%	49.01%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy MW	Energy generated MWh 1st qrt/10	Beginning of operation	End of concession
Funil	30.00	15.50	11,819.18	Mar/62	7/7/2015
Pedra	20.01	7.20	4,349.39	Apr/78	7/7/2015
Araras	4.00	2.00	0.00	Feb/67	7/7/2015
Curemas	3.52	2.00	2,724.32	Jun/57	11/25/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	4,157,671.51	Jan/55	10/2/2015
Sobradinho	1,050.30	531.00	1,063,265.95	Apr/79	2/9/2022
Luiz Gonzaga	1,479.60	959.00	1,859,703.99	Feb/88	10/3/2015
Boa Esperança (Castelo Branco)	237.30	143.00	377,910.41	Jan/70	10/10/2015
Xingó	3,162.00	2,139.00	4,602,898.18	Apr/94	10/2/2015
Piloto	2.00	-	-	Feb/49	7/7/2015
Camaçari	346.80	229.80	4,049.91	Feb/79	8/10/2007

Energy sold for resale

1st qrt/10
MWh	-
R$ million	6.87

Energy sold

Sale	1st qrt/10
	R$ million	MWh
Regulated Contracts - CCEAR	646.07	9,028,988.00
Short-term bilateral contracts	30.90	581,957.00
Long-term bilateral contracts	152.80	2,746,165.00
Contracted load	148.20	1,811,167.00
Total	977.97	14,168,277.00

Energy settled through CCEE

1st qrt/10
MWh	840,672.09
R$ million	5.43

Fuel for production of electric energy

		1st qrt/10
Type	Metric unit	Quantity	R$ million
Natural gas	m³	1,505,284	1.10
Diesel oil	L	73,677	0.13

Losses in generation - %

1st qrt/10
2.81%

Extension of transmission lines (km) – 03/31/10

Concession Area	Extension (km)	Tension	Operation	End of Concession
ANGELIM II-RECIFE II	169.00	500	aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	may/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	may/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	sep/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	may/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	may/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	may/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/83	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	may/00	7/7/2015
XINGO-MESSIAS	218.90	500	feb/93	7/7/2015
Sub-total - 500 kV	5,121.50
ANGELIM-MESSIAS	78.80	230	apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	may/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	sep/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	sep/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	may/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	may/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	sep/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	sep/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	may/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	aug/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	oct/05	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	sep/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	may/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	120.00	230	jul/06	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dec/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	apr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	sep/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	apr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	feb/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	sep/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	sep/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	may/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	apr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	oct/61	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
Sub-total - 230 kV	12,657.52
C.GRANDE II-S.CRUZ II	117.30	138	apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	oct/65	7/7/2015
USINA II-ZEBU	6.00	138	dec/64	7/7/2015
Sub-total - 138 kV	383.90
ABAIXADORA-MULUNGU	6.50	69	may/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	sep/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	may/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	apr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	apr/83	7/7/2015
ZEBU-XINGO	56.50	69	aug/81	7/7/2015
Sub-total 69 kV	425.50
Total	18,588.42

Marketletter – March 2010

Average tariff – R$/MWh

1st qrt/10
71.00

Main investments - R$ million

Project	1st qrt/10
Transmission	86.02
Extension of the Northeast Transmission System	30.04
Reinforcement and improvement of the transmission system	28.22
Maintenance of transmission system	21.48
SUAPE II / SUAPE III - enterprise	6.28
Generation	33.11
Maintenance of generation system	10.22
Resettlement of Itaparica	22.89
Infra-structure	14.18
Real Estate	2.34
Maintenance of equipment/vehicles/furniture	5.10
Maintenance of info assets.	6.74
Total	133.31

New investments  – Transmission

Project	State Venue	Total Investment R$ million	Extension of the lines - Km	Beginning of Operation	End of concession
TL 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	06/05/2011	10/16/2038
TL 230 kV Funil/Itapebi C3	BA	49.3	198	02/15/2011	04/20/2037
TL 230 kV Ibicoara/Brumado C1	BA	82.0	95	06/30/2010	06/14/2037
TL 230 kV Jardim/Penedo C1	SE / AL	30.5	110	03/15/2011	03/17/2038
TL 230 kV Milagres/Coremas C2	CE / PB	20.9	120	08/16/2010	03/04/2035
TL 230 kV Paraíso/Açu II C2	RN	Included in the 230Kv Picos / Tauá C1 Transmission Line	135	06/30/2010	06/14/2037
TL 230 kV Picos/Tauá II C1	PI / CE	97.8	183.2	12/15/2010	06/14/2037
SE Suape II 500/230 kV e SE Suape III 230/69 kV, com seccionamento da LT 500 kV Messias/Recife II C1 e 230 kV Pirapama/Termopernambuco C1/C2	PE	175.2	45 km CS 500 Kv 10.8 km CD 230 kV	01/28/2011	28/01/2039
TL 230 kV Eunápolis/Teixeira de Freitas II C2	BA	36.6		06/06/2011	08/03/2039
TL 230 kV Pau Ferro – Santa Rita II	PE, PB, AL, RN	148.28	116.3	01/03/2012	08/03/2039
TL 230 kV Paulo Afonso III – Zebu
SE 230/69 kV – 300 MVA – Santa Rita II
SE 230/69 kV – 200 MVA – Zebu
SE 230/69 kV – 300 MVA – Natal III

Loans and Financing – R$ million

Creditor	Balance on 03/31/10	Date due	Currency
ELETROBRAS
ECF-1761/98	30.12	02/28/2011	R$
ECF-1762/98	42.72	12/30/2010	R$
ECF-2561-B/2009	147.41	09/30/2018	R$
ECF-2684/2008	0.53	05/30/2015	R$
ECF-2685/2008	0.04	05/30/2016	R$
ECF-2619/2007	1.15	02/28/2017	R$
ECF-2648/2007	13.45	12/30/2018	R$
Financial institutions
Banco do Brasil - 343.400.336	14.22	02/16/2012	R$
Banco do Brasil - 343.400.338	147.27	02/16/2012	R$
Banco do Brasil - 343.400.342	14.86	02/26/2012	R$
Banco do Brasil - 343.400.348	15.85	03/26/2012	R$
Banco do Brasil - 343.400.353	16.19	04/26/2012	R$
Banco do Brasil - 343.400.359	16.09	05/26/2012	R$
Banco do Brasil - 343.400.363	16.02	06/26/2012	R$
Banco do Brasil - 343.400.367	11.79	07/26/2012	R$
Banco do Nordeste	153.30	08/30/2020	R$
Gran total	641.01

Marketletter – March 2010

Contract obligations on 03/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Generation	3.53	1.53	251.71	1.77	1.77	1.70	4.64
Transmission	87.86	36.51	32.77	32.77	32.77	32.77	118.91
Total	91.39	38.04	284.48	34.54	34.54	34.47	123.55

Partnership

Generation

SPC/ Consortium	Object	Installed Capacity	Guaranteed Energy	Participation	Enterprise Value	Partnership		Beginning operation	Beginning construction	End concession

				%	R$ million	Partners	%
Energética Águas da Pedra S.A.	UHE Dardanelos	261 MW	154.9	24,5	760.8	Neoenergia	51	2011	2007	2042
						Eletrobras Eletronorte	24.5
ESBR Participações S.A.	UHE Jirau	3,300 MW	1,975.40	20	10,000.00	Suez Energy Ltda	50.1	2013	2009	2043
						Camargo Correa	9.9
						Eletrobras Eletrosul	20
						Eletrobras Chesf	49.0
						Mar e terra Lrda	0.5

Transmission

SPC/ Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	LT (Teresina/Sobral/	546 km	49	516,2	Alusa	51	X
	Fortaleza), 500 kV
Integração Transmissora de Energia S.A. - INTESA	LT (Colinas/Miracema/ urupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12	500	Fundo de Investimentos em Participações Brasil Energia – FIP	51	X
					Eletrobras Eletronorte	37
Manaus Transmissora de Energia S.A.	LT - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19,5	1.289,49	Eletrobras Eletronorte	30		X
	LT- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50,5
	SE-Itacoatiara 500/138 kV e SE -Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	LT - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, em CC, +/- 600kV	2.375 km	24,5	2.975,90	Eletrobras Furnas	24,5		X
	Estação Retificadora Nº 02 CA/CC, 500KV/ +/- 600KV - 3.150MW				CTEEP	51
	Estação Inversora Nº 02 CC/CA, +/- 600KV/500KV - 2.950MW
TDG Transmissora Delmiro Gouveia SA	LT - São Luiz II / São Luiz III (MA), 230 kv	96 Km	49	240,0	ATP Engenharia Ltda	51		X
	SE - Pecém II (CE), 500 kv
	SE - Aquiraz II (CE), 230 kv

Marketletter – March 2010

Construction

SPC/ Consortium	Object	Participation %	Partnership	In operation
			Partners	%	Yes	No
Manaus Construtora Ltda	Construction and maintenance of Transmission Lines and substations of Manaus Transmissora SA	19.5	Eletrobras Eletronorte	30.0	X
			Abengoa Concessões Brasil Holding S.A.	50.5

Number of employees – 03/31/10

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
681	745	111	3	1,635	2,414	5,589

Department	Number of employees
Field	3,453
Administrative	2,136

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	192	277
Open-market applications	399,191	1,083,333
Consumers, concessionaires and affiliates	1,443,341	1,106,244
Loans and Financing	6,309	131,952
Subsidiaries and related companies	502,625	-
Expenses to reimburse	232,314	75,990
Debtors	75,715	94,997
Other credits	36,770	29,945
Provision for credits of questionable liquidation	(879,509)	(677,619)
Stored materials	81,079	83,356
Expenses paid in advance	12,546	15,188
	1,910,573	1,943,663
Non-Current Assets
Concessionaires and affiliates	4,451	56,631
Loans and Financing	20,230	26,963
Holding	34,114	44,366
ICMS tax to recover	725,332	666,851
Legal deposits	393,685	345,073
Debtors	21,497	21,860
Other credits	983	891
Provision for credits of questionable liquidation	(752,195)	(727,032)
Expenses paid in advance	38,464	32,798
Property for sale	434	419
	486,995	468,820
Investments	763,133	388,615
Property, plant and equipment	14,657,363	14,492,674
Intangible	10,892	16,607
	15,918,383	15,366,716
Total Assets	17,828,956	17,310,379

Marketletter – March 2010

Liabilities and Stockholders Equity	2010	2009
Current Liabilities
Suppliers	272,864	195,682
Payment-roll	12,689	10,435
Loans and financing	422,040	398,529
Debt charges	21,908	29,635
Regulatory taxes	91,000	110,624
Private security fund	2,981	2,544
Taxes and social contributions	95,190	73,431
Shareholders remuneration	294,988	-
Income participation	72,185	-
Research and development	79,668	51,779
Pre-sale of energy	39,906	37,778
Estimated obligations	77,786	58,448
Covenants	122,269	30,850
Provisions	21,720	50,385
Other payable accounts	71,720	73,335
	1,698,914	1,123,455

Non-Current Liabilities
Loans and financing	3,829,887	7,855,969
Taxes and social contributions	-	28,866
Research and development	18,030	32,943
Pre-sale of energy	968,836	1,009,446
Environmental compensation - UHE Tucuruí	292,247	323,757
Provisions	720,215	903,408
Other payable accounts	1,505	1,460
	5,830,720	10,155,849
	7,529,634	11,279,304
Stockholders’ Equity and Resources for capital increase
Social Capital	4,177,205	4,177,205
Capital Reserves	2,011,460	2,011,460
Profit reserve	15,197	-
Income (losses) for the period	72,259	(157,590)
	6,276,121	6,031,075
Resources for capital increase	4,023,201	-
	10,299,322	6,031,075
Total Liabilities and Stockholders’ Equity and Resources for capital increase	17,828,956	17,310,379

Marketletter – March 2010

 Statement of Income for the period ended on March 31, by activity

(R$ thousand)

	2010
	Generation	Transmission	Commercialization	Other	Total
Operating Revenue
Supply of electric energy	324,566	0	0	0	324,566
Gross supply of electric energy	412,930	0	31,824	0	444,754
Electric energy traded at CCEE	58,850	0	0	0	58,850
Availability of transmission grid	0	201,231	0	0	201,231
Other operating revenues	44,717	9,886	34	0	54,637
	841,063	211,117	31,858	0	1,084,038
Deductions to Operating Revenue
Sales taxes - ICMS	(6,301)	0	(7,464)	0	(13,765)
Social contribution – PASEP	(11,463)	(1,936)	(515)	0	(13,914)
Social contribution – COFINS	(52,802)	(8,927)	(2,373)	0	(64,102)
Service tax - ISS	(9)	(356)	0	0	(365)
Global Reversion Reserve	(19,906)	(5,250)	(636)	0	(25,792)
Energetic development account - CDE	(9,278)	0	0	0	(9,278)
Fuel consumption account - CCC	(34,932)	0	0	0	(34,932)
Research and Development	(6,728)	(1,917)	(207)	0	(8,852)
Proinfa	(27,348)	0	0	0	(27,348)
	(168,767)	(18,386)	(11,195)	0	(198,348)
Net Operating Revenue	672,296	192,731	20,663	0	885,690
Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(123)	0	(12,595)	0	(12,718)
Charges on the use of electric grid	(136,823)	0	0	0	(136,823)
	(136,946)	0	(12,595)	0	(149,541)
Operating expenses
Personnel	(38,112)	(65,492)	0	0	(103,604)
Material	(4,029)	(3,118)	0	0	(7,147)
Third party services	(14,201)	(9,785)	0	0	(23,986)
Fuel for production of electric energy	(78,087)	0	(25,983)	0	(104,070)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	78,087	0	25,983	0	104,070
Financial compensation for the use of hydro resources	(62,204)	0	0	0	(62,204)
Depreciation and amortization	(103,298)	(52,078)	0	0	(155,376)
Provisions and reversions	(45,172)	1,740	(1,902)	0	(45,334)
Others	(1,297)	(4,201)	(8)	0	(5,506)
	(268,313)	(132,934)	(1,910)	0	(403,157)
Cost of third party services	(172)	(1,452)	0	0	(1,624)
	(405,431)	(134,386)	(14,505)	0	(554,322)
Gross operational income	266,865	58,345	6,158	0	331,368
Operating expenses
Sales expenses	796	(1,495)	(3,400)	0	(4,099)
Administrative and general expenses	(45,417)	(65,013)	(3,306)	0	(113,736)
Other operating expenses	(7,659)	(8,333)	(360)	0	(16,352)
	(52,280)	(74,841)	(7,066)	0	(134,187)
Service result	214,585	(16,496)	(908)	0	197,181
Revenue from multi-media communication	0	0	0	3,093	3,093
Result on the Equity Method	0	0	0	2,924	2,924
Financial Revenue (Expense)
Income from financial applications	8,577	474	24	0	9,075
Monetary increase	23,588	0	0	0	23,588
Monetary variation – asset	1,114	76	2,302	0	3,492
Monetary variation – liability	(33,840)	(12,627)	(2,487)	0	(48,954)
Debt charges	(75,669)	(12,702)	(624)	0	(88,995)
Others	1,626	3,405	3,928	0	8,959
	(74,604)	(21,374)	3,143	0	(92,835)
Other revenues (expenses)	(4,486)	(4,766)	(227)	0	(9,479)
Income (Loss) before income tax and social contribution	135,495	(42,636)	2,008	6,017	100,884
Income tax to compensated	(27,726)	0	(411)	(488)	(28,625)
Income (loss) before participation	107,769	(42,636)	1,597	5,529	72,259
Income participation	0	0	0	0	0
Net income (Loss) for the period	107,769	(42,636)	1,597	5,529	72,259
Income (Loss) per share - R$	1	(1)	0	0	1

Marketletter – March 2010

	2009
	Generation	Transmission	Commercialization	Other	Total
Operating Revenue
Supply of electric energy	256,205	0	0	0	256,205
Gross supply of electric energy	390,831	0	83,640	0	474,471
Electric energy traded at CCEE	87,551	0	0	0	87,551
Availability of transmission grid	0	192,111	0	0	192,111
Other operating revenues	72,044	7,202	39	0	79,285
	806,631	199,313	83,679	0	1,089,623
Deductions to Operating Revenue
Sales taxes - ICMS	(6,201)	0	(8,132)	0	(14,333)
Social contribution – PASEP	(10,786)	(1,486)	(831)	0	(13,103)
Social contribution – COFINS	(49,689)	(6,854)	(3,828)	0	(60,371)
Service tax - ISS	(13)	(279)	(1)	0	(293)
Global Reversion Reserve	(18,532)	(4,768)	(1,875)	0	(25,175)
Energetic development account - CDE	(8,452)	0	0	0	(8,452)
Fuel consumption account - CCC	(35,421)	0	0	0	(35,421)
Research and Development	(6,446)	(1,828)	(684)	0	(8,958)
Proinfa	(27,247)	0	0	0	(27,247)
	(162,787)	(15,215)	(15,351)	0	(193,353)
Net Operating Revenue	643,844	184,098	68,328	0	896,270
Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(175)	0	(87,465)	0	(87,640)
Charges on the use of electric grid	(123,744)	0	0	0	(123,744)
	(123,919)	0	(87,465)	0	(211,384)
Operating expenses
Personnel	(39,226)	(47,013)	0	0	(86,239)
Material	(12,262)	(4,218)	0	0	(16,480)
Third party services	(17,675)	(7,453)	0	0	(25,128)
Fuel for production of electric energy	(57,419)	0	(165,807)	0	(223,226)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	48,347	0	144,872	0	193,219
Financial compensation for the use of hydro resources	(55,819)	0	0	0	(55,819)
Depreciation and amortization	(104,092)	(46,319)	0	0	(150,411)
Provisions and reversions	(50,024)	(43,938)	(11)	0	(93,973)
Others	(8,578)	(4,559)	0	0	(13,137)
	(296,748)	(153,500)	(20,946)	0	(471,194)
Cost of third party services	(369)	(900)	0	0	(1,269)
	(421,036)	(154,400)	(108,411)	0	(683,847)
Gross operational income	222,808	29,698	(40,083)	0	212,423
Operating expenses
Sales expenses	(1,682)	(2,216)	(36,900)	0	(40,798)
Administrative and general expenses	(46,791)	(44,771)	(1,861)	0	(93,423)
Other operating expenses	(4,452)	(3,623)	(153)	0	(8,228)
	(52,925)	(50,610)	(38,914)	0	(142,449)
Service result	169,883	(20,912)	(78,997)	0	69,974
Revenue from multi-media communication	0	0	0	2,259	2,259
Result on the Equity Method	0	0	0	(3,146)	(3,146)
Financial Revenue (Expense)
Income from financial applications	35,260	485	20	0	35,765
Monetary increase	15,158	0	0	0	15,158
Monetary variation – asset	1,735	2,133	423	0	4,291
Monetary variation – liability	46,782	23,339	761	0	70,882
Debt charges	(332,291)	(8,334)	(1,814)	0	(342,439)
Others	(4,660)	(1,337)	1,533	0	(4,464)
	(238,016)	16,286	923	0	(220,807)
Other revenues (expenses)	(2,271)	(3,538)	(61)	0	(5,870)
Income (Loss) before income tax and social contribution	(70,404)	(8,164)	(78,135)	(887)	(157,590)
Income tax to compensated	0	0	0	0	0
Income (loss) before participation	(70,404)	(8,164)	(78,135)	(887)	(157,590)
Income participation	0	0	0	0	0
Net income (Loss) for the period	(70,404)	(8,164)	(78,135)	(887)	(157,590)
Income (Loss) per share - R$	(1)	(0)	(1)	(0)	(2)

Marketletter – March 2010

Cash Flow for the period ended on March 31

(R$ thousand)

2010
Operating Activities
Income (Loss) before income tax	72,259
Expenses(revenues) not affecting cash
Depreciation and amortization	159,189
Monetary and currency variation	30,110
Financial charges	88,995
Financial charges granted	-
Equity method	(2,924)
Provision for credits of questionable liquidation	43,007
Liability provision	12,050
Property, plant and equipment sales	833
(Reversion)Provision recoverable assets reduction	-
403,519
Variation of operational asset
Consumers, concessionaires and affiliates	(121,199)
Subsidiaries, related companies and parent company	(91,165)
Credit taxes	(6,004)
Debtors	2,322
Stored materials	(365)
Expenses paid in advance	(4,004)
Other	(30,029)
(250,444)
Variation of operational liability
Suppliers	(207,868)
Payment-roll	(5,922)
Regulatory taxes	19,578
Private security fund	(1,283)
Taxes and social contributions	6,786
Research and development	5,699
Pre-sale of energy	(9,529)
Estimated obligations	20,734
Other	(19,110)
(190,915)
(37,840)
Financial charges payable	(73,689)
Financial charges receivable	688
Legal deposits	(15,292)
(88,293)
(126,133)
Financing Activities
Loans and financing obtained	13,097
Loans and financing payable - principal	(95,971)
(82,874)
Investment Activities
Receivables from loans and financing granted	1,480
Acquisition of permanent assets	(50,795)
Equity participation	(146,527)
Equity investment receivables	1,899
Net investment activities	(193,943)
Increase in cash and cash equivalent	(402,950)
Cash and cash equivalent – beginning of period	802,333
Cash and cash equivalent – end of period	399,383
Increase in cash and cash equivalent	402,950

Marketletter – March 2010

                                                              R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
355.48	217.24	40.14%	24.24%

Market Data

Energy generated

Plant	Installed	Guaranteed Energy - MW	Energy generated MWh	Beginning of	End of	Beginning of concession /
	Capacity - MW		1st qrt/10	operation	concession	authorization (Eletrobras Eletronorte)
UHE Coaracy Nunes	76.95		140,093	10/01/1975	07/08/2015	Regulation 038, of 02.13.92 (Decree 35,701 of 06.23.1954)
Complexo de Tucuruí	8.370.00	4,140	13,750,384	11/10/1984	07/11/2024	Concession Decree 74,279 07/11/1974 – First Unit – 12/30/1984 - Regulation DNAEE 58 of 05/18/1983
UHE Samuel	216.75	85.21	292,506	07/26/1989	09/14/2010	Concession Decree 83,975 09.14.1979 Extension of concession Regulation nº 89-MME dated March 11, 2010
UHE Curuá-Una	30.30	24	62,599	07/21/1977	07/27/2028	Concession transfer of UHE Curuá-Una from CELPA to ELETROBRAS ELETRONORTE as per Resolução Autorizativa Nº 345, of 18 October, 2005.
UTE Electron	120.00		0	06/2005	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE to build regularization purposes biuld
UTE Rio Madeira	119.35		0	04/1968	undefined	Regulation MME 1,130 of 09/08/1988 authorizes ELETROBRAS ELETRONORTE to build Rio Madeira plant.
UTE Santana	178.10		146,841	01/1993	undefined	Regulation 414 of 12/2/1994 authorized ELETROBRAS ELETRONORTE to build Santana plant.
UTE Rio Branco I	18.60		0	02/1998	undefined	Regulation 156 of 07/06/1990, authorized ELETROBRAS ELETRONORTE to build for regularization purposes
UTE Rio Branco II	31.80		0	04/1981	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE biuld for regularization purposes
UTE Rio Acre	45.49		149	04/1994	undefined

Regulation DNAEE 235 of 10/21/1988 and Regulation MME 343 of 19/05/1989, authorizes Eletrobras Eletronorte to biuld UTE Rio Acre (3 x 10.000 kW); Regulation DNAEE 606 of 31/08/1994  overides Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW.

UTE Senador Arnon Afonso Farias de Mello	9,207.34		14,392,571		undefined
Obs.: The Senador Arnon Afonso Farias de Mello was granted as a loan to Eletrobras Distribuição Roraima as of February 10, 2010.

Marketletter – March 2010

Electric energy purchased for resale

1st qrt/10
MWh	132,548
R$ million	13.0

Energy sold

Sale	1st qrt/10
	R$ million	MWh
Through auction	332.84	3,895,951.17
Through free market agreements or bilateral contracts	431.40	5,425,637.59
Total	764.24	9,321,588.76

CCEE liquidation – Sold

Type of contract	UNIT	1st qrt/10
CCEE	R$ million	64.49
	MWh	5,514,606.82
	MWaverage	2,551.88
Purchase	R$ million	8.92
	MWh	737,772.76
	MWaverage	341.40
Net	R$ million	55.57
	MWh	4,776,834.06
	MWaverage	2,210.48

Fuel for production of electric energy

1st qrt/10
Type	Metric unit	Quantity	R$ million
Diesel oil	Litre
PTE oil	litre

Losses in generation - %

1st qrt/10
0.09

Losses in transmission - % - (Isolated system)

1st qrt/10
1.83

Extension of transmission lines (km) – 03/31/10

Concession Area		Extension (km)	Tension	Beginning of operation		End of concession
Isolated system
BOA VISTA	SANTA ELENA	190.2	230	JULY	2001	07/2015
Sub-total 230 kV		190.20
COARACY NUNES	SANTANA	108	138	OCTOBER	1975	07/2015
COARACY NUNES	SANTANA	109	138	FEBRUARY	2005	07/2015
SANTANA	PORTUÁRIA	4	138	APRIL	1996	07/2015
COARACY NUNES	TARTARUGALZINHO	87	138	JUNE	2000	07/2015
Sub-total 138 kV		308.00
SANTANA	MACAPÁ II	20	69	NOVEMBER	1996	07/2015
SANTANA	EQUATORIAL	13	69	AUGUST	2000	07/2015
TARTARUGALZINHO	CALÇOENE	130	69	DECEMBER	2001	07/2015
TARTARUGALZINHO	AMAPÁ	17	69	FEBRUARY	2002	07/2015
EQUATORIAL	MACAPÁ	0	69	NOVEMBER	2005	07/2015
SANTANA	SANTA RITA	12.6	69	DECEMBER	2007	07/2015
EQUATORIAL	SANTA RITA	5.09	69	SEPTEMBRE	2008	07/2015
Sub-total 69 kV		197.69
Isolated system total		695.89
Interconnected system
COLINAS	MIRACEMA	173.97	500	MARCH	1999	07/2015
IMPERATRIZ	COLINAS	342.6	500	MARCH	1999	07/2015
IMPERATRIZ	MARABÁ	181.09	500	APRIL	1981	07/2015
IMPERATRIZ	MARABÁ	181.82	500	MARCH	1988	07/2015
IMPERATRIZ	PRES. DUTRA	386.6	500	OCTOBER	1982	07/2015
IMPERATRIZ	PRES. DUTRA	385.3	500	FEBRUARY	1988	07/2015
TUCURUÍ	MARABÁ	222.14	500	OCTOBER	1981	07/2015
TUCURUÍ	MARABÁ	221.7	500	FEBRUARY	1988	07/2015
PRES. DUTRA	BOA ESPERANÇA	205.39	500	OCTOBER	1982	07/2015
SÃO LUIZ II	PRES. DUTRA	299.83	500	JULY	1984	07/2015
SÃO LUIZ II	PRES. DUTRA	297.85	500	MARCH	1986	07/2015
TUCURUÍ	VILA DO CONDE	327.1	500	DECEMBER	1981	07/2015
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	10.71	500	NOVEMBER 1984 to MAY 2005
Sub-total 500 kV		3,236.10
ALTAMIRA	RURÓPOLIS	330.02	230	OCTOBER	1988	07/2015
BARRA PEIXE	RONDONÓPOLIS	216.79	230	OCTOBER	1997	07/2015
RONDONÓPOLIS	COXIPÓ	187.80	230	SEPTEMBRE	1988	07/2015
RONDONÓPOLIS	COXIPÓ	187.80	230	JULY	1984	07/2015
COXIPÓ	NOBRES	105.00	230	APRIL	2001	07/2015
NOBRES	SINOP **	346.00	230	AUGUST	2008	07/2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	07/2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	07/2015
IMPERATRIZ	PORTO FRANCO	110.10	230	OCTOBER	1994	07/2015
JAURU	COXIPÓ	366.00	230	JUNE	2003	07/2015
JAURU	COXIPÓ	366.00	230	JUNE	2003	07/2015
MIRANDA II	PERITORÓ	94.20	230	DECEMBER	2002	07/2015
PRES. DUTRA	PERITORÓ	115.00	230	MARCH	2003	07/2015
PERITORÓ	COELHO NETO	223.00	230	JULY	2006	07/2015
COELHO NETO	TERESINA	127.10	230	SEPTEMBRE	2006	07/2015
SÃO LUIZ II	MIRANDA II	105.30	230	NOVEMBER	2002	07/2015
SÃO LUIZ II	SÃO LUIZ I	18.60	230	JANUARY	1983	07/2015
SÃO LUIZ II	SÃO LUIZ I	19.00	230	SEPTEMBRE	1988	07/2015
TUCURUÍ	ALTAMIRA	317.60	230	JUNE	1998	07/2015
UTINGA	SANTA MARIA	93.02	230	DECEMBER	1994	07/2015
VILA DO CONDE	GUAMÁ	49.30	230	APRIL	1981	07/2015
VILA DO CONDE	GUAMÁ	49.30	230	DECEMBER	1982	07/2015
MARABÁ	CARAJÁS	145.00	230	OCTOBER	2004	07/2015
BARRA PEIXE	RONDONÓPOLIS	217.00	230	MAY	2008	07/2015
RIO VERDE (Couto Magalhães)	RONDONÓPOLIS	177.83	230	JULY	1983	07/2015
SÃO LUIZ II	UTE SÃO LUIZ	0.05	230	JANUARY	1982	07/2015
CARAJÁS	INTEGRADORA	83.00	230	AUGUST	2008	07/2015
ABUNÃ	RIO BRANCO	302.00	230	NOVEMBER	2002	07/2015
ARIQUEMES	JARÚ	83.82	230	SEPTEMBRE	1997	07/2015
JARÚ	JI-PARANÁ	80.69	230	SEPTEMBRE	1997	07/2015
SAMUEL	ARIQUEMES	151.60	230	AUGUST	1994	07/2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	07/2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	07/2015
SAMUEL ( USINA )	SAMUEL ( SE )	2.85	230	JULY	1989	07/2015
PORTO VELHO	ABUNÃ	188.00	230	MAY	2002	07/2015
JI-PARANÁ	PIMENTA BUENO	117.80	230	JUNE	2008	07/2015
PIMENTA BUENO	VILHENA	160.20	230	OCTOBER	2008	07/2015
Sub-total 230 kV		5,256.67
TUCURUÍ-VILA	CAMETÁ	214.21	138	AUGUST	1998	07/2015
COXIPÓ	Rondonopolis-Cemat	0.00	138	JULY	1981	07/2015
COXIPÓ	SÃO TADEU	44.17	138	JANUARY	2010	07/2015
SÃO TADEU	JACIARA	77.92	138	JANUARY	2010	07/2015
JACIARA	Rondonopolis-Cemat	70.00	138	JANUARY	2010	07/2015
COUTO MAGALHÃES	Rondonopolis-Cemat	176.0	138	APRIL	1981	07/2015
CURUÁ-UNA	TAPAJÓS-Celpa	68.80	138	JANUARY	2006	07/2015
ABUNÃ	GUAJARÁ MIRIM	0	138	MAY	2002	07/2015
RIO BRANCO	EPITACIOLÂNDIA	0	138	MARCH	2008	07/2015
JI-PARANÁ	ROLIM DE MOURA	0	138	AUGUST	2008	07/2015
Sub-total 138 kV		651.1	651.1
TUCURUÍ	TUCURUÍ VILA	2.3	69	JULY	1997
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	JANUARY	1980
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	DECEMBER	1985
RIO BRANCO	TANGARÁ	0	69	FEBRUARY	2003	07/2015
RIO BRANCO	TANGARÁ	0	69	FEBRUARY	2003	07/2015
RIO BRANCO	SÃO FRANCISCO	0	69	NOVEMBER	2002	07/2015
RIO BRANCO	SÃO FRANCISCO	0	69	NOVEMBER	2002	07/2015
ALFAVILLE	RIO MADEIRA	0	69	JULY	1989	07/2015
ALFAVILLE	RIO MADEIRA	0	69	JULY	1989	07/2015
JI-PARANÁ	ROLIM DE MOURA	0	69	DECEMBER	1999	07/2015
PORTO VELHO	AREAL	0	69	APRIL	1999	07/2015
PORTO VELHO	AREAL	0	69	SEPTEMBRE	1999	07/2015
RIO BRANCO	SENA MADUREIRA	0	69	AUGUST	2008	07/2015
PORTO VELHO	TIRADENTES	0	69	NOVEMBER	1989	07/2015
PORTO VELHO	TIRADENTES	0	69	NOVEMBER	2007	07/2015
TIRADENTES	ALFAVILLE	0	69	NOVEMBER	2008	07/2015
TIRADENTES	ALFAVILLE	0	69	NOVEMBER	2008	07/2015
Sub-total 69 kV		5.1
Sub-total 13,8 kV		0
Interconnected system total		9,148.97
Total Geral		9,844.86

Marketletter – March 2010

** The extension Nobres Sinop was split into Nobres-Nova  Mutum and Nova Mutum Sinop, with 110 km and 236 km, respectively

Tension KV	Km
750	-
600	-
500	3,236.10
445	-
230	5,446.87
138	959.10
69	202.79
13.8	0
Total	9,844.86

Average tariff – R$/MWh

1st qrt/10
81.99

Main investments – R$ million

Projects	1st qrt/10
Transmission	48,897,939
TS Amapá	133,042
Reinforcement of the Isalated System	3,132,790
TS North/Northeast-Maranhão	899,650
Transmission system maintenance	1,985,578
TS North/Northeast-Pará	252,066
TL Maranhão Implantation	4,937,588
TL Rib. Gonçalves/Balsas Implantation	1,272,995
SE Miranda II Implantation	9,825,465
Reinforcement interconnected system	26,458,765
Generation	1,433,202
HPU Coaracy 2nd stage	98,611
Generation system maintenance	1,014,917
Belo Monte study
HPU Tucuruí	247,225
HPU Curuá-Una-Amplia	72,449
Others	6,384,032
Preservation and conservation	4,260,244
Infrastructure – other assets	2,123,788
TOTAL	56,715,173

Marketletter – March 2010

New investments – Transmission

Enterprise	State/	Total of	Extension km	Beginning of Operation	End of Concession
	Vanue	Investment R$ million
LT São Luís II – São Luís III SE São Luís III – 230/69 kV– 150 MVA (*)	MA	75.00	35	Estimated for Sept/2009, delayed due to rain in the region. New estimate: May/2010.	2039
LT Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Riberio Gonçalves (*)	MA/PI	102.04	95	jul/10	2040
LT Presidente Dutra - São Luis II C1 e C2 / SE Miranda II – Sectioning of TL (*)	MA	86.75	3.24	nov/10	2040
LT Jorge Teixeira - Lechuga (ex Cariri) Double Circuit	AM	27.00	30	jul/11	2041
Obs: The above enterprises started operation in 2008 on to 2010.

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	PERIODICITY
Eletrobras
ECR - 257/97 - BID	US$	372.0	4/6/024	Semi-annual installments
ECR - 259/98 - CAF	US$	52.1	8/4/2014	Semi-annual installments
		424.1
ECR - 260/98 - EXIMBANK	Yen	169.5	4/6/2024	Semi-annual installments
		169.5
ECF-1424/96	RGR	23.6	6/30/2016	Monthly installments
ECF-1545/97	RGR	87.2	3/30/2016	Monthly installments
ECF-1554/97 RN	RGR	18.9	6/30/2016	Monthly installments
ECF-1630/97 RN	RGR	1.3	4/30/2016	Monthly installments
ECF-1659/97 RN	RGR	2.1	6/30/2016	Monthly installments
ECF-1674/97 RN	RGR	2.1	3/30/2009	Monthly installments
ECF-1679/97 RN	RGR	0.8	8/30/2011	Monthly installments
ECF 2794/09	IPCA	1,605.5	12/30/2024	Quarterly installments
ECF-2092/01 N	RGR	293.3	9/30/2022	Monthly installments
RES-765/02	RGR	622.0	10/29/2012	Monthly installments
RES-766/02	RGR	152.6	10/29/2012	Monthly installments
ECF-2710/08 RGR	RGR	15.0	12/31/2015	Monthly installments
ECF-2757/08 RGR	RGR	27.6	12/31/2015	Monthly installments
ECF-2758/08 RGR	RGR	12.7	12/31/2015	Monthly installments
		2,864.7
Total		3,458.3
Financial Institution
Credit Balbina-0111- fretes	Euro	0.1	12/31/2013	Semi-annual installments
Credit National-0118- balbina	Euro	0.2	12/31/2015	Semi-annual installments
Credit National- 0122-samuel	Euro	1.6	12/31/2016	Semi-annual installments
Credit National- 0184-	Euro	0.0	12/31/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	3.3	4/15/2014	Semi-annual installments
Total		5.2
BNDES - 03.2.782.3.1	R$	664.0	9/15/2016	Monthly installments
Total		664.0
Fornecedor
Petrobras Distribuidora S/A	R$	146.4	7/31/2011	Monthly installments
Total		146.4
Total geral		4,273.8

Contract obligations – 03/31/10

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Generation	351.9	325.5	252.0	255.4	258.7	262.4	1,728.5
Transmission	82.3	65.0	66.5	67.6	68.8	70.4	366.7
Commercialization	9.7	10.6	10.6	10.6	10.6	0.0	0.0
	443.9	401.0	329.1	333.6	338.1	332.8	2,095.2

Energy Purchase Agreement		2010	2011	2012	2013	2014	After 2014
Edelca	MWh	601,977	623,673	644,194	669,962	696,760
	R$	68.1	71.4	75.7	80.6	85.7
CCEE	MWh
	R$
TOTAL	MWh	601,977	623,673	644,194	669,962	696,760	0
	R$	68.1	71.4	75.7	80.6	85.7	0

Marketletter – March 2010

Partnership

Generation

SPC/Consortium / Object			Enterprise Value R$ million	Partnership		Energy Generated (*) 1st qrt/10	Concession
	Assured Energy - MW	Participation
		%		Partners	%		Begining	Duration (years)
EAPSA - Enerigia Águas da Pedra S.A. UHE Dardanelos	261MW (install power) 154,9 MW (assured energy)	24.5	760	Neoenergia	51	Under construction	7/3/2007	35
				Eletrobras Chesf	24.5
AMAPARI ENERGIA S.A. UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 23,30 MW (install power **) 21 MW (guaranteed demand***)	49	84.7	MPX Mineração e Metálicos S.A	51	UTE Serra do Navio 30.590,76 MWh Viability study	5/20/2008	29
	PCH Capivara 29,8 Mw (install power)		210				5/20/2008	29
Brasventos Aratuá 1 Geradora de Energia S.A.	14,4MW (install power)	24.5	68.4	Eletrobras Furnas	24.5	Award and homologation notice of auction held on February 25, 2010	4/20/2010 (anticipated)	35
				J. Marucelli	25.5
				Bioenergy	25.5
Brasventos Miassaba 3 Geradora de Energia S.A.	50,4MW (install power)	24.5	245	Eletrobras Furnas	24.5	Award and homologation notice of auction held on February 25, 2010	4/20/2010 (anticipated)	35
				J. Marucelli	25.5
				Bioenergy	25.5
Brasventos Eolo Geradora de Energia S.A.	48,6MW (install power)	24.5	229.4	Eletrobras Furnas	24.5	Award and homologation notice of auction held on February 25, 2010	4/20/2010 (anticipated)	35
				J. Marucelli	25.5
				Bioenergy	25.5
Rei dos Ventos 3 Geradora de Energia S.A.	48,6MW (install power)	24.5	233.6	Eletrobras Furnas	24.5	Award and homologation notice of auction held on February 25, 2010	4/20/2010 (anticipated)	35

Transmission

SPE/Consortium			Enterprise	Partnership		In operation
	Object	Participation	Value
		%	R$ million	Partners	%	Yes	No
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó-Cuiabá-Rondonópolis, 230 KV with 193 Km SE Seccionadora Cuiabá	49	116.0	Bimetal Indústria e Comércio de Produtos Metalúrgicos Ltda.	24.5	X
				Alubar Cabos SA	13.25
				Linear Participações e Incorporações Ltda	13.25
INTESA - Integração Transmissora de Energia S.A.	TL Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2, 500KV with 695 Km	37	500.0	Fundo de Investimento em Participação Brasil Energia	51	X
				Eletrobras Chesf	12
BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 e Maggi - Nova Mutum, both 230 kV, SE Juba and SE Maggi - 230/138 kV with 402 Km	45	238.0	Terna Participações S.A	35	X
				Bimetal Indústria e Comércio de Produtos Metalúrgicos Ltda.	20
Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri (AM), 500kV, with 586 Km, SE Itacoatiara and SE Cariri	30	1,289.5	Eletrobras Chesf	19.5		X
				Abengoa Concessões Brasil Holding S.A.	50.5
Porto Velho Transmissora de Energia S.A.	SE Coletora Porto Velho (RO)- 500/230 kV, 2 Converse Stations (Back-to-Back), 400 MW and LT Coletora Porto Velho – Porto Velho, C1/C2, 230 KV with17,30 km.	24.5	517.7	Eletrobras Eletrosul	24.5		X
				Abengoa Concessões Brasil Holding S.A.	25.5
				Construtora Andrade Gutierrez	25.5
Estação Transmissora de Energia S.A.	Converse Station 01 CA/CC, 500/±600 KV and Inverse Station 01 CC/CA, ±600/500 kV (RO / SP)	24.5	1,428.5	Eletrobras Eletrosul	24.5		X
				Abengoa Concessões Brasil Holding S.A.	25.5
				Construtora Andrade Gutierrez	25.5
Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV with 2.375 Km	24.5	1,787.7	Eletrobras Eletrosul	24.5		X
				Abengoa Concessões Brasil Holding S.A.	25.5
				Construtora Andrade Gutierrez	25.5
LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT), with 987 Km, 230 KV.	49	412.0	Abengoa Concessões Brasil Holding S.A.	25.5		X
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.5
RIO BRANCO Transmissora de Energia S.A.	TL Porto Velho (RO) – Abunã (RO) - Rio Branco (AC), with 487 Km, 230KV	49	238.0	Abengoa Concessões Brasil Holding S.A.	25.5		X
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.5
Transmissora MATOGROSSENSE de Energia S.A.	TL Jauru (MT) – Cuiabá (MT), with 348 Km and SE Jauru, 500KV	49	240.0	Alupar Investimento S.A.	31		X
				Bimetal Indústria Metalúrgica Ltda	15
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	5

Marketletter – March 2010

Number of employees – 03/31/10

Composition of employees by tenure	Number of employees
(Years)
Up to 5	1,328
6 to 10	258
11 to15	49
16 to 20	38
21 to 25	1,042
over 25	1,140
Total	3,855

Department	Number of employees
Field	1,178
Administrative	2,677
Total	3,855

Complementary work force – 03/31/10

Contracted	Other (*)
628	29

(*) Employees from other companies of the Eletrobras System

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	2010	2009 (reclassified)
Current Assets
Cash and banks	48,964	102,791
Concessionaires and affiliates	189,085	154,579
Debtors	28,629	37,246
Storage
- Nuclear fuel elements	324,634	286,903
- Stored goods	29,191	37,623
Actuarial assets	-	24,885
Tax credits	27,705	51,566
Deferred costs	-	29,383
Other rights	5,170	4,241
	653,378	729,217
Non-Current Assets
Concessionaires and affiliates	91,710	91,710
Stored materials
- Uranium concentrate	111,199	129,046
- Nuclear fuel elements	157,302	90,796
- Stored goods	279,406	254,384
Service in course – nuclear fuel	182,228	237,875
Actuarial assets	-	95,564
Funding - decommissioning	77,886	51,206
Collaterals and linked deposits	11,118	6,572
Other rights	17,235	17,404
	928,084	974,557
Investments	1,265	1,265
Property, plant and equipment
Cost excluding depreciation and amortization	6,921,715	6,623,111
(-) Obligations linked to the concession	(263)	(1,848)
	6,921,452	6,621,263
Intangibles	33,591	27,146
	7,884,392	7,624,231
Total Assets	8,537,770	8,353,448

Marketletter – March 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009 (reclassified)
Current Liabilities
Suppliers	131,145	147,774
Debt charges	7,036	9,880
Loans and financing	123,612	64,008
Taxes and social contributions	53,376	44,890
Fundação Real Grandeza (pension fund) – debt	26,938	24,885
Dividends	112,063	29,641
Income participation	13,501	7,200
Payment-roll obligations	10,768	11,075
Provisions for 13th months wages and vacations	44,523	43,434
Other obligations	10,607	5,789
	533,569	388,576
Non-Current Liabilities
Loans and Financing	3,124,180	2,856,870
Taxes and social contributions	69,167	87,313
Fundação Real Grandeza – debt	71,452	95,564
Nucleos – actuarial provision	172,584	106,603
Liability for decommissioning	224,801	269,162
Provision for legal contingencies	29,876	43,561
Income tax and social contribution provision	38,503	174,949
	3,730,563	3,634,022
Stockholders’ Equity
Social capital	3,296,032	3,296,032
Capital reserves	903,064	903,064
Income reserves	123,396	120,641
Losses for the period	(48,854)	11,113
	4,273,638	4,330,850
Total Liabilities and Stockholders’ Equity	8,537,770	8,353,448

Marketletter – March 2010

Statement of Income for the period ended on March 31

(R$ thousand)

	2010	2009 (reclassified)
Operating Revenue
Supply of electric energy	416,076	375,433
Deductions to operating revenue
Taxes and contributions on sales	(15,206)	(13,722)
Global Reversion Reserve	(10,511)	(9,383)
	(25,717)	(23,105)
Net Operating Revenue	390,359	352,328
Cost of electric energy service
Personnel	71,113	59,092
Material	4,516	8,797
Raw materials – fuel consumption	82,470	55,940
Third party services	13,947	31,613
Depreciation and amortization	52,134	45,397
Quota for decommissioning	8,348	10,705
Charges on the use of electric grid	13,152	11,978
Other costs	6,890	6,045
	252,570	229,567
Gross operating income	137,789	122,761
Operating Expense
Personnel	24,284	11,830
Third party services	16,519	7,861
Depreciation and amortization	2,067	1,062
Supervision tax - ANEEL	1,971	1,880
Taxes	419	2,293
Provision (reversion) for legal contigencies	(922)	313
Other operating expenses	5,158	1,616
	49,496	26,855
Result of service	88,293	95,906
Financial Revenue (Expense)
Debt charges	(94,729)	(89,574)
Adjustment of actuarial asset valuation	-	(6,260)
Currency variations – loans and financing and debt	8,502	(4,138)
Currency variations – liability for decommissioning	(11,404)	6,048
Monetary variation – loans and financing and debt	(47,911)	13,308
Adjustment of descommissioning to present value	10,257	1,663
Others	(360)	(269)
	(135,645)	(79,222)
Other expenses	(147)	(86)
Operating result	(47,499)	16,598
Social contribution – reversion	(359)	(1,452)
Income tax - reversion	(996)	(4,033)
Net income before income participation	(48,854)	11,113
Net income for the period	(48,854)	11,113
Net income per 1000 shares - R$	(3.96)	0.90

Marketletter – March 2010

Cash Flow for the period ended on March 31

(R$ thousand)

Operating Activities	2010	2009 (reclassified)
Net income for the period	(48,854)	11,113
Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	54,201	46,460
* Property, plant and equipment discharges (residual value)	169	190
* Raw material consumption and stored material	86,907	64,897
* Monetary Variations – decommissioning	11,404	(6,048)
* Monetary Variations loans - Eletrobras	39,083	(25,972)
* Monetary Variations debt - Fundação Real Grandeza	1,918	(269)
* Monetary Variations – suppliers	(1,592)	17,176
* Debt charges – loans Eletrobras	93,258	87,768
* Debt charges - Fundação Real Grandeza	1,471	1,805
* Charges and monetary variation - decomissioning	(1,303)	-
* Evaluation adjustment of actuarial asset	-	6,260
* Income participation	338	-
* Income tax expenses and social contribution deferred	1,355	(1,563)
* Liability for decommissioning - expenses	8,348	10,705
* Adjustment to present value of the decommissioning liability	(10,257)	(1,663)
* Other adjustments	923	3,094
	237,369	213,953
Variation - (increase) and decrease in operating assets
* Concessionaires and affiliates - Eletrobras Furnas	47,387	37,748
* Stored materials	(50,220)	(53,318)
* Taxes to recover PASEP,COFINS, Income tax, Social Cont. and others	(10,494)	(9,809)
* Decommissioning Fund	(9,845)	(9,616)
* Amortization of accounts to receive- Eletrobras Furnas	-	1,116
* Other operating assets	(1,583)	(3,753)
	(24,755)	(37,632)
Variation – increase and (decrease) – in operating liabilities
* Suppliers	(148,277)	(62,058)
* Taxes (except Income tax and Social Contribution)	(15,358)	(11,043)
* Payment-roll obligations and vacation provision	(6,577)	473
* Income participation	75	-
* Other operating liabilities	1,407	9,926
	(168,730)	(62,702)
Resources from operating activities	43,884	113,619
Loans and Financing Activities
* Long-term loans and financing obtained - Eletrobras	60,050	-
* Financing payments on a short-term basis Eletrobras	(5,058)	(222)
* Payment of IOF and debt charges to Eletrobras	(47,326)	(34,234)
* Payment to Fundação Real Grandeza	(7,858)	(7,796)
Resources from loans and financing activities	(192)	(42,252)
Investment Activities
* Acquisition of property, plant and equipment assets	(66,117)	(88,303)
Resources applied in investment activities	(66,117)	(88,303)
Icrease in cash and cash equivalent	(22,425)	(16,936)
- Cash and cash equivalent – beginning of period	71,389	119,727
- Cash and cash equivalent – end of period	48,964	102,791
Increase in cash and cash equivalent	(22,425)	(16,936)

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
142.49	142.37	36.50%	40.41%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - GWh	Energy generated MWh	Beginning of operation	End of concession
		1st qrt/10
Angra I	657	726.3	1,341,027.3	01/1985	No Concession
Angra II	1,350	2,192.9	2,878,174.2	09/2000	No concession

Energy sold

1st qrt/10
R$ million	MWh
416.1	3,879,420.7

Additional Information on Nuclear Area

1st qrt/10
Type	Unit	Quantity ELEMENTS C N	R$ million
Substitution of Nuclear combustion elements Acquisition of uranium plus services	ELEMENTS R$ million		Substituted ECN Value 45.1
Operacional expense consum	R$ million Kg uranium		82.58 37,363.

Losses in generation - %

1st qrt/10
3

Average tariff – R$/MWh

1st qrt/10
157.9

Main investments – R$ million

Project	1st qrt/10
Angra 1	24.5
Angra 2	0.8
Angra 3	44.0
Others	7.7
Total	77.0

New Investment -Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	End concession
Termonuclear Plant Angra 3 - implantation	State of Rio de Janeiro / Município de Angra dos Reis	R$ 8.770,3 million (basis: june 2009 - Custos Diretos)	1,405 MW	1,212 MW average	Dec 1, 2015	No Concession

Marketletter – March 2010

Loans and Financing – R$ million

Creditor	Balance on 03/31/10	Due date	Currency
Eletrobras	3,111.6	2015	R$
Eletrobras	143.2	2015	Eur
Eletrobras	3,254.8	2015	Total

Contract obligations on 03/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	68.6	124.9	128.2	120.3	94.7	78.5	2,639.6

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
547	446	229	5	342	740	2,309

Department	Number of employees
Field	2,016
Administrative	293

Complementary work force – 03/31/10

Other
15

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	8,486	5,601
Open-market transactions	119,987	60,978
Consumers, concessionaires and affiliates	90,965	79,591
Renegotiated energy credits	161,882	132,465
Debtors	17,860	8,918
Sale of property and services in course	23,986	20,664
Taxes to compensate	26,423	36,069
Stored materials	26,278	27,378
Other credits	15,576	12,188
	491,443	383,852

Non-current Assets
Renegotiated energy credits	488,078	531,994
Taxes to compensate	6,071	6,639
Deferred income tax and social contribution	68,674	60,116
Other credits	17,707	19,849
	580,530	618,598

Investments
Participation in related companies	765,463	510,215
Others	3,312	2,940
	768,775	513,155
Property, plant and equipment net
Transmission	2,048,425	1,965,619
Generation	727,075	361,373
Others	100,818	99,840
	2,876,318	2,426,832
Intangible net	100,152	116,447
	4,325,775	3,675,032
Total Assets	4,817,218	4,058,884

Marketletter – March 2010

 (R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	45,741	33,998
Payment-roll	30,560	17,936
Loans and financing	55,668	114,411
Income participation	23,260	22,713
Taxes and social contributions	38,855	38,746
Deferred income tax and social contribution	55,040	45,038
Dividends	198,643	140,128
Estimated obligations	94,643	100,701
Provisions for contingencies	65,551	56,658
Complementary security fund	8,187	8,677
Other liabilities	43,506	29,212
	659,654	608,218
Non-Current Liabilities
Loans and financing	1,018,479	614,727
Taxes and social contributions	150,175	152,761
Deferred income tax and social contribution	171,185	192,201
Complementary security fund	25,054	28,347
Other liabilities	3,299	35,306
	1,368,192	1,023,342
Stockholders’ Equity
Social Capital	1,245,042	1,245,042
Capital Reserves	1,046,641	1,014,531
Accumulated income	67,545	73,175
	2,359,228	2,332,748
Resources for capital increase	430,144	94,576
	2,789,372	2,427,324
Total Liabilities and Stockholders’ Equity	4,817,218	4,058,884

Marketletter – March 2010

Statement of Income for the period ended on March 31

(R$ thousand)

	2010	2009
Operating Revenue
Revenue from the service of electric energy transmission	202,142	183,021
Revenue from the energy commercialization	1,619	-
Revenue from services rendered to third parties	5,398	5,891
Other revenues	1,152	1,097
	210,311	190,009
Deductions from Operating Revenue
Global Reversion Reserve	(5,124)	(4,668)
Social contribution – COFINS	(10,993)	(9,763)
Social contribution – PIS/PASEP	(2,385)	(2,118)
Service tax – ICMS/ISS	(87)	(119)
Research and development	(1,872)	(1,705)
	(20,461)	(18,373)
Net Operating Revenue	189,850	171,636
Cost of service
Cost of service of electric energy transmission	(67,870)	(61,575)
Personnel	(32,846)	(31,520)
Material	(1,763)	(1,091)
Third party services	(5,527)	(3,864)
Electric energy purchased for resale	(3,185)	-
Depreciation and amortization	(24,688)	(23,512)
Provision for credits of questionable liquidation	(219)	-
Others	358	(1,588)
Cost of service rendered to third parties	(2,307)	(1,145)
Personnel	(1,262)	(771)
Material	(13)	(82)
Third party services	(1,028)	(287)
Others	(4)	(5)
	(70,177)	(62,720)
Gross Operating Income	119,673	108,916
Operating Expense
Administrative and general expenses	(33,402)	(31,706)
Personnel	(21,757)	(19,999)
Material	(422)	(349)
Third party services	(6,320)	(3,389)
Depreciation and amortization	(557)	(472)
Supervision tax – ANEEL	(941)	(819)
Reversion/Provision for contingencies	(719)	(2,844)
Special retirement complement / actuarial liability	245	(45)
Others	(2,931)	(3,789)
Result of Service	86,271	77,210
Shareholding participation result
Equity method	7,525	5,037
	7,525	5,037
Financial Revenue (Expense)
Income from financial applications	3,028	6,963
Income on renegotiated energy credits	36,719	13,784
Debt charges	(11,389)	(13,379)
Monetary variation – loans and financing	(10,978)	(6,380)
Charges on taxes and social contributions	(2,594)	(2,334)
Others	(9,831)	(4,861)
	4,955	(6,207)
Operating Income before result	98,751	76,040
Other Revenue	92	3
Other Expense	(332)	(841)
	(240)	(838)
Operational Income	98,511	75,202
Social Contribution	(8,256)	(6,383)
Income tax	(22,710)	(17,510)
Net income for the period	67,545	51,309
Net income per share – R$	1.58	1.20

Marketletter – March 2010

Cash Flow for the period ended on March 31

(R$ thousand)

	2010	2009
Operating Activities
Net income for the period	98,511	75,202
Expenses (revenues) not affecting cash:
. Depreciation and amortization	25,245	23,984
. Amortization of investment fees	5,132	-
. Monetary varitation	(5,547)	13,281
. Financing charges	3,092	896
. Equity method result	(7,525)	(5,037)
. Present value adjustment	1,103	1,306
. Losses in permanent assets	240	838
. Provision for contigencies	666	1,579
. Special retirement complement/ actuarial liability	(245)	40
. Equity participation remuneration	(862)	(71)
. Other	219	-
Sub-total	21,518	36,816
Variations of operating asset
. Consumers. concessionaires and affiliates	(2,070)	(2,746)
. Debtors	2,302	936
. Sale of assets and services in course	(1,573)	(1,090)
. Taxes to compensate	(5,390)	(243)
. Income tax and social contribution deferred	(432)	(2,215)
. Stored materials	30	(749)
. Other credits	554	35,699
Sub-total	(6,579)	29,592
Variations of operating liability
. Suppliers	(23,208)	(28,059)
. Payment-roll	(5,806)	(9,496)
. Income participation	840	(992)
. Taxes and social contributions	2,754	(4,002)
. Deferred income tax and social contribution	(3,123)	9,770
. Estimated obligations	(339)	(439)
. Complementary security fund	5,192	(10,563)
. Other liabilities	(23,690)	(43,781)
Sub-total	89,760	97,829
Operating activities cash	(12,765)	(14,922)
. Financial charges paid	2	6
. Financial charges receivable	(60,882)	(42,464)
. Income tax and social contribution paid	(1,468)	1,070
. Legal deposits	14,647	41,519

Investment Activities	44	44
Loans and financing granted – receivable	27,763	25,556
Renegotiated energy credit - receivable	(92,255)	(118,727)
Property	(4,142)	(115,044)
Intangible	(80,951)	(182,106)
Equity participation	425	437
Write-off of fixed assets	1,609	-
Redemption of bonds	2,685	4,511
Dividends received	(144,822)	(385,329)
Total of Investment Activities
Financing Activities	104,367	9,124
Loans and financing obtained	(7,869)	(7,734)
Loans and financing –principal payement	(4,658)	(4,658)
Special installment – Law 10,684/03	(1,995)	(2,131)
Complementary security fund payment	89,845	(5,399)
Total of Financing Activities	(40,330)	(349,209)
Increase (decrease) in cash and cash equivalent	168,801	415,788
Cash and cash equivalent – beginning of period	128,471	66,579
Cash and cash equivalent – end of period

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
119.04	106.23	62.70%	61.89%

Market Data

Extension of transmission lines (km) – 03/31/10

Concession Area	Extension (km)	Tension	Operation	End of concession
Areia --Bateias	220.3	525	jun/00	7/7/2015
Areia --Campos Novos	176.3	525	sep/82	7/7/2015
Areia - -Curitiba	235.2	525	jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	may/82	7/7/2015
Areia - -Segredo	57.8	525	aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	dec/01	7/7/2015
Caxias - -Itá	256.0	525	feb/02	7/7/2015
Curitiba --Bateias	33.5	525	jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	apr/06	7/7/2015
Itá - -Machadinho	64.6	525	jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	sep/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	may/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	sep/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	sep/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	aug/81	7/7/2015
Sub-Total 525 kV	2,586.5
Anastácio - Dourados	210.9	230	aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	oct/76	7/7/2015
Areia - Salto Osório	160.5	230	jan/77	7/7/2015
Areia - Salto Osório	160.3	230	dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	sep/81	7/7/2015
Biguaçu – Desterro	56.6	230	dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	oct/08	7/7/2015
Biguaçu –Jorge Lacerda B	116.4	230	jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	mar/02	7/7/2015
Blumenau - Joinville	67.0	230	sep/79	7/7/2015
Blumenau - Joinville	72.9	230	apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	may/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	nov/76	7/7/2015
Curitiba -Joinville	99.7	230	jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	jul/90	7/7/2015
Dourados -Guaíra	226.5	230	nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	oct/05	7/7/2015
Farroupilha -Nova Prata 2	60.5	230	nov/92	7/7/2015
Farroupilha -Monte Claro	31.0	230	sep/04	7/7/2015
Monte Claro -Passo Fundo	211.5	230	sep/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	jun/79	7/7/2015
Jorge Lacerda - Siderópolis	47.3	230	aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	may/05	7/7/2015
Londrina(ESUL) - Maringá	95.1	230	may/05	7/7/2015
Londrina - Apucarana	40.4	230	apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	may/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	nov/92	7/7/2015
Passo Fundo - Xanxerê	79.3	230	may/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	may/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	sep/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	nov/07	7/7/2015
Sub-Total 230 kV	5,149.1
Blumenau - -Ilhota	40.2	138	oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	sep/83	7/7/2015
Campo Grande - Mimoso	108.3	138	sep/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	oct/89	7/7/2015
Ilhota - Picarras	14.8	138	apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	jan/02	7/7/2015
Ilhota - Joinville	75.8	138	jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	nov/06	7/7/2015
Sub-Total 138 kV	1,841.2
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	sep/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	oct/78	7/7/2015
Sub-Total (132 and 69 kV)	68.7
Total geral	9,645.5

Marketletter – March 2010

Main investments - R$ million

Project	1st qrt/10
Transmission
Expansion of South transmission system	25.6
Maintenance of electric energy transmission system	1.1
Generation
Installation of Hydro Complex São Bernardo	5.2
Installation of Hydro Complex São João	27.2
Installation of Hydro Plant Maua	54.9
Installation of Hydro Complex São Domingo	2.6
Installation of Hidro Complex Alto do Serra	0.4
Studies to increase the electric energy generation	0.2
Other	2.0
Total	119.2

Marketletter – March 2010

New Investment -Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession
PEUP. São João PEU São Domingos SHU Barra do Rio Chapéu	RS MS SC	310.0 227.0 84.0	77.0 48.0 15.0	39.0 36.9 8.61	2010 2012 2010	2007 2009 2008	2041 2037 2034

New Investment – Transmission

Project	State Venue	Total of Investment – R$ million	Extension of lines - KM	Beginning operation	End of concession
SE Missões – Ampliação A – 230/69 kV, 100 MVA	RS	35.8		anticipated 05/28/2010	01/28/2038
SE Xanxerê - Ampliação G – 230 kV	SC	15.4		anticipated 09/18/2010	07/07/2015
SE Farroupilha - Ampliação E – 230 kV	RS	4.7		anticipated 07/18/2010	07/07/2015
LT Salto Osório – Xanxerê – 230 kV	SC-PR	15.3	162	anticipated 06/18/2010	07/07/2015
LT Salto Osório – Pato Branco-Xanxerê – 230 kV	SC-PR	15.5	166	anticipated 06/18/2010	07/07/2015
SE Siderópolis - Ampliação J – 230/69 kV	SC	7.3		anticipated 01/31/2011	07/07/2015
SE Joinville - Ampliação J – 230 kV	SC	3.1		anticipated 09/26/2011	07/07/2015
SE Xanxerê - Ampliação I – 230/138 kV	SC	14.5		anticipated 09/26/2011	07/07/2015
SE Dourados - Ampliação F – 230/138 kV	MS	4.3		anticipated 09/26/2011	07/07/2015
LT Itajaí Fazenda – Florianópolis – 138 kV	SC	4.2	3.6	anticipated 05/26/2011	07/07/2015
SE Canoinhas - Ampliação E - 230/138 kV 150 MVA	SC	12.06	3.6	anticipated 09/26/2011	07/07/2015

Loans and Financing – R$ million

Creditor	Balance on 03/31/10	Due date	Currency
Eletrobras	685	December/2028	Real
BB - BNDES	389	January/2028	Real

Contract obligations on 03/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	56	57	85	77	72	72	655

Partnerships

Transmission

SPC/ Consortium	Object	Partic. %	Enterprise Value R$ million	Partnership		In operation
				Partners	%	Yes	No
Ártemis	TL (S. Santiago-Ivaporã-Cascavel) - 525 kV with 476 km	49	310	Cymi	51	X
				Santa Rita	2.5	X
Etau	TL (Campos Novos – Barra Grande – Lagoa Vermelha – Santa Marta) - 240 kV with 174 km	27.4	116	Alcoa	42	X
				C. Correa Cimentos	10.6	X
				DME Energética	10	X
				CEEE	10	X
SC Energia	TL (Campos Novos - Blumenau) – 525 kV with 360 km	100	410			X
						X

Uirapuru	TL (Ivaiporã – Londrina) – 525 kV com 122 km	49	107	Cymi Holding SA	51	X
RS Energia	TL (Campos Novos - Pólo) – 525 kV with 260 km	100	252			X
						X
Consórcio Integração Norte Brasil	TL Rio Madeira – 500/600 kV with 2,375 km	24.5	3,733	Eletrobras Eletronorte	24.5		x
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5

Marketletter – March 2010

Generation

SPC/ Consortium	Object	Instaled Capacity	Guaranteed Energy MW	Partic. %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
ESBR Participações S/A	UHE JIRAU	3,300 MW	1,975.3 MW	20	10,000	SUEZ ELETROBRAS CHESF Camargo Corrêa	50.1 20.0 9.9	2013	2008	2043
Consórcio Energético Cruzeiro do Sul	UHE Mauá	362 MW	197.7MW	49	1,000	COPEL	51	2011	2008	2042
Consórcio Coxilha Negra V, VI and VII	Parque Eólico Coxilha Negra	90 MW	33 MW	90	390	Wobben	10	2012	2010	2030

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
514	207	83	1	458	342	1,605

Department	Number of employees
Field	866
Investment	138
Administrative	601

Complementary work force – 03/31/10

Other (*)
08

(*) Employees from other companies of the Eletrobras System

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	2,457	2,056
Open-market applications	12,941	8,252
Linked open-markets applications	-	14,500
Concessionaires	24,781	23,676
Taxes to recover	6,987	7,013
Acquisition of fuel to be recovered - Energetic development account - CDE	8,730	8,304
(-) Provision for credits of questionable liquidation	(183)	(171)
Stored materials	44,975	33,661
Expenses paid in advance	902	938
Other credits	2,247	1,837
	103,837	100,066
Non-Current Assets
Concessionaires
Taxes to recover	-	-
Deposits linked to legal suits	3,348	4,913
Property, plant and equipment	5,579	5,804
In service-net
In course	225,704	186,702
	1,027,278	815,444
Intangibles	1,252,982	1,002,146
In service – net
In course - net	2,495	3,888
	141	-
	2,636	3,888
Total Assets	1,255,618	1,006,034
	1,368,382	1,116,817

Marketletter – March 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	109,725	95,709
Payment-roll	3,460	3,009
Debt charges	-	8,443
Taxes and social contributions	8,031	2,208
Loans and financing	115,388	-
Consumer charges to be collected	1,936	2,577
Estimated obligations	8,981	6,514
Provision for early retirement	638	961
Provision for contingencies	13,177	10,231
Provision for research and development	3,667	2,764
Others	461	505
	265,464	132,921
Non-Current Liabilities
Debt charges
Loans and financing	21,939	7,811
Provision for early retirement	742,378	655,661
Early retirement plan	724	1,137
	-	1,338
	765,041	665,947
Stockholders’ Equity
Social Capital
Capital Reserves	868,721	868,721
Resources for capital increase	4,436	4,436
Accrued losses	38,850	-
Shares held in treasury	(574,039)	(555,117)
	(91)	(91)
Total Liabilities and Stockholders’ Equity	337,877	317,949
	1,368,382	1,116,817

Marketletter – March 2010

Statement of Income for the period ended on March 31

(R$ thousand)

Gross Operating Revenue	2010	2009
Supply of electric energy	54,022	51,448
Other operating revenues	9	5
	54,031	51,453
Deductions to Operating Revenue
Consumer charges	(1,966)	(2,047)
Tax and social contribution	(4,127)	(3,558)
	(6,093)	(5,605)
Net Operating Revenue	47,938	45,848
Cost of service of electric energy
Electric energy purchased for resale	(36,255)	(37,106)
Charges on the use of electric grid	(6,091)	(2,480)
	(42,346)	(39,586)
Operating cost
Personnel	(10,113)	(10,175)
Private pension fund	(798)	(801)
Material	(2,158)	(4,125)
Raw material for production of electric energy	(23,158)	(23,498)
(-) Expense recuperation – fuel subvention	23,066	22,515
Third party services	(6,085)	(5,356)
Depreciation and amortization	(9,422)	(10,798)
Other expenses	(1,115)	(1,378)
	(29,783)	(33,616)
Gross operating result	(24,191)	(27,354)
Administrative expenses
General and administrative expenses	(6,095)	(4,842)
Result of service	(30,286)	(32,196)
Other operating revenue and expense	113	254
Other operating revenue and expense	113	254
Financing revenues (expenses)
Financing revenues
Income from financial investments	160	761
Interest, penalty and monetary variation	135	208
	295	969
Expense revenue
Debt charges	(87)	(992)
Other financial expenses	(95)	(92)
	(182)	(1,084)
Loss for the period	(30,060)	(32,057)
	(26.68)	(28.45)

Loss per 1,000 shares

Marketletter – March 2010

Cash Flow for the period ended on March 31

(R$ thousand)

	2010	2009
Operating Activities
Net income (loss) for the period	(30,060)	(32,057)
Depreciation and amortization	9,548	10,943
Intangible amortization	349	348
Cost of discharge of permanent assets	191	154
Open-market revenues	(160)	(761)
Monetary variation and interest - expenses	3,709	198
Adjustment	13,637	10,882
Variations:
(Increase) / decrease in open-market	(2,768)	14,181
(Increase) / decrease in receivables	(520)	(487)
(Increase) / decrease in stored equipment	1,565	1,451
(Increase) / decrease in refundable taxes	(6)	1,218
(Increase) / decrease in law suit deposits	(213)	158
(Increase) / decrease in other assets	(5,919)	(4,275)
(Increase) / decrease in suppliers	21,991	8,840
(Increase) / decrease in wages and social contributions	(794)	(1,139)
(Increase) / decrease in payable taxes	(2,508)	861
(Increase) / decrease in other liabilities	(1,184)	(1,554)
(Increase) / decrease in provisions for contingencies	(50)	-
(Increase) / decrease in actuarial liabilities	(176)	(1,116)
	9,418	18,138
Operating activities – net cash	(7,005)	(3,037)
Investment Activities
Acquisition of property, plant and equipment asset	(109,390)	(88,631)
Acquisition of intangible asset	(4)	-
Investment Activities – net cash	(109,394)	(88,631)
Financing activities
Incoming loans	94,296	91,542
Financing activities- net cash	94,296	91,542
Total of cash effects	(22,103)	(126)
Initial cash balance (Availabilities and financial applications)	2,457	2,056
Final cash balance (Availabilities and financial applications)	24,560	2,182

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
(20.86)	(21.40)	(43.52%)	(46.67%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh 1st qrt/10	Beginning operation	End concession
P. Médici (Candiota)	446	251,500	200,204.560	01/1974 04/1953 02/1968	07/07/2015
S. Jerônimo (Candiota)	20	12,600	12,208.884		07/07/2015
Nutepa (Candiota)	24	6,100	0.000		07/07/2015

Electric energy purchased for resale

	1st qrt/10
	R$ million	MWh
Eletrobras System	32	665,980.000
Other	6	279,260.078
Total	38	945,240.078

Energy sold

Sale	1st qrt/10
	R$ million	MWh
Through auction and initial contracts	54	887,777.22
Through free market agreements or bilateral contracts
Total	54	887,777.22

Fuel for production of electric energy

		1st qrt/10
Type	Metric unit	Quantity	R$ million
Coal	Ton	288,855.15	12,402,376.18
Fuel Oil	kg	7,438,680.00	7,611,385.39
Diesel	L	89,220.00	148,022.96
Transport service			2,912,455.89
ISS			81,578.38
Other			1,978.37
		7,816,755.15	23,157,797.17

Losses in generation – MW / %

1st qrt/10
4.36

Average tariff – R$/MWh

1st qrt/10
60.85

Main investments - R$ million

Project	1st qrt/10
Generation	103
Maintenance of electric energy generation system	1

Installation of Thermal Power Unit  Candiota III

89

Adjustment for overhauling Presidente Médici Thermal Unit

13

Loans and financing – R$ million

Creditor	03/31/2010	Due data	Currency
ECR 280/06 281M	281	12/20/2021	USD
ECR 280/06 149M	149	12/20/2016	USD
ECR 280/07 A	24	12/20/2021	R$
ECF 2796/2009	36	11/20/2016	R$
ECF 2763/2009	4	11/20/2011	R$
ECF 2808/10	50	undefined	R$

Marketletter – March 2010

Contract obligations on 03/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	115	67	71	71	71	485	115

Number of employees – on 03/31/10

Employees	Directors	Attachés
641	3	10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total
208	61	31	2	278	61	641

Department	Number of employees
Field	508
Administrative	133

Complementary work force – on 03/31/10

Contracted	Quantity
Drivers	14
Security Services	138
Janitorial and receptionist services	66
Total	218

Marketletter – March 2010

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	34,467	27,187
Return on investments	15,434	10,943
Fiscal assets to recover	10	482
Various credits	767	688
Other	280	143
	50,958	39,443
Non-current assets
Investments	80,191	82,884
Property, plant and equipment
Furniture and utensils	202	186
(-) Accumulated depreciation	(152)	(142)
	50	44
Intangible	1	1
	80,242	82,929
TOTAL ASSETS	131,200	122,372

	2010	2009
LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Shareholders remuneration	1,474	10,819
Payable accounts - Eletrobras	331	366
Tax obligations	241	51
Estimated obligations	12	14
Other	11	83
	2,070	11,333
NON-CURRENT LIABILITIES
Obligation with granting companies	-	-
	-	-
STOCKHOLDERS EQUITY
Social Capital	55,770	55,769
Income reserve	569	533
Accrued losses	10,507	(7,548)
	66,845	48,754
Advance Payment for Capital Increase	62,285	62,285
	129,130	111,039
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	131,200	122,372

Marketletter – March 2010

Statement of Income for the period ended on March 31
(R$ thousand)

	2010	2009
Operating Revenues
Dividends	11,006	10,331
Interest on own capital	-	414
Equity participation	428	1,072
	11,433	11,817
Operating Expenses
Personnel/fees	478	659
Materials and Products	23	23
Traveling expenses, transportation, training	4	7
Third party services	82	84
Publicity	28	23
Taxes and contributions	70	38
Rent, Condominium Installments and Municipal Taxes	16	16
Operacional provision	804	7,375
Other	26	44
	1,530	8,269
Operating Result BEFORE FINANCING RESULT	9,903	3,548
FINANCIAL REVENUES (EXPENSES)
Financing revenues	693	849
Financing expenses	(4)	(25)
FINANCIAL RESULT	690	824
Operacional result	10,593	4,372
Income before income tax and social contribution	10,593	4,372
Income tax and social contribution	(86)	(83)
Net income for the period	10,507	4,289
Net income per share	R$ 1.01	R$ 0.41

Marketletter – March 2010

The table below represents the main indices of the distribution companies in the first three months of 2010:

R$ million

	Net Operating		Result of		Income/ Loss for		EBITDA		EBITDA
Company	Revenue		Service		the period				Margin
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Eletrobras Distribuição Roraima	28.22	32.28	(12.31)	(5.68)	(15.84)	(4.93)	(10.69)	(4.30)	(37.89%)	(13.30%)
Eletrobras Amazonas Energia	267.44	240.68	39.15	(148.76)	51.42	(175.31)	67.10	(119.56)	25.09%	(49.67%)
Eletrobras Distribuição Rondônia	101.84	129.52	(25.65)	(5.22)	(17.07)	(9.17)	(19.78)	(0.02)	(19.43%)	(0.01%)
Eletrobras Distribuição Acre	44.87	46.10	(0.26)	3.39	(1.41)	0.70	1.91	6.48	4.25%	14.06%
Eletrobras Distribuição Alagoas	150.29	167.65	(18.37)	17.94	(12.95)	6.97	(12.33)	25.57	(8.21%)	15.25%
Eletrobras Distribuição Piauí	153.14	137.38	12.76	13.46	9.76	(12.53)	12.76	13.46	8.33%	9.80%

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Eletrobras Distribuição Roraima	0.40265	0.46172	0.52794	0.61510	0.98378	0.77074	60.63849	3.36191	(0.56111)	(0.15262)	(3.56885)	(0.08757)	(0.03970)	(0.01595)
Eletrobras Amazonas Energia	1.30412	0.84698	1.25170	0.61984	0.47312	0.85020	0.89795	5.67548	0.19228	(0.72839)	0.01958	(0.30296)	0.03883	(0.06831)
Eletrobras Distribuição Rondônia	1.41864	1.00540	0.87081	0.52122	0.70470	1.18014	2.38640	(6.55117)	(0.16764)	(0.07083)	(0.06218)	0.09078	(0.00003)	(0.00000)
Eletrobras Distribuição Acre	1.06982	1.49600	0.40081	0.94893	0.74021	0.59472	2.84933	1.46744	(0.03151)	0.01516	(0.01359)	0.00838	0.00004	0.00012
Eletrobras Distribuição Alagoas	1.32708	1.49644	0.94672	0.76395	0.59267	0.83613	1.45500	5.10235	(0.08617)	0.04158	(0.03978)	0.05228	(0.03491)	0.07295
Eletrobras Distribuição Piauí	1.62111	1.00464	0.54391	0.34289	1.07586	1.41805	(14.18206)	(3.39204)	0.06373	(0.09120)	(0.17408)	0.04718	0.00049	0.00051

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

	2010	2009
Assets
Current Assets
Cash and banks	7,643	4,301
Open-market applications	1,004	260
Consumers and Concessionaire	109,821	146,604
Provision for credits of questionable liquidation	(52,641)	(99,172)
Debtors	2,405	1,089
Stored materials	1,802	1,915
ICMS tax to recover	-	7,306
Others Credits	2,679	3,258
Expenses paid in advance	1,582	641
	74,295	66,202
Long-term asset
ICMS tax to recover	-	35,883
Provision for credits of questionable liquidation	-
Consumers and concessionaire	59,920	12,989
Other credits	7,830	1,278
	67,750	50,150
Property, plant and equipment	131,445	129,071
	131,445	129,071
Total Assets	273,490	245,423

Marketletter – March 2010

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	144,453	79,300
Payment-roll	2,494	580
Debt charges		332
Loans and Financing		8,465
Regulatory taxes	1,406	664
Taxes and social contributions	1,624	1,783
Estimated obligations	4,823	4,314
Provisions for contingencies	8,410	910
Public light tax collected	7,542	42,301
Research and Development	8,446	564
Other payable accounts	3,334	2,288
	1,982	1,879
	184,514	143,380
Non-Current Liabilities
Loans and Financing		41,786
Associated, Subsidiaries, Holding co,	80,274
Other payable accounts	4,265	3,992
	84,539	45,778

Stockholders’ Equity
Social Capital	320,743	320,743
Accrued losses	(300,471)	(259,551)
Losses of the period	(15,835)	(4,927)
	4,437	56,265
Total Liabilities and Stockholders’ Equity	273,490	245,423

Marketletter – March 2010

Statement of Income for the period ended on March 31

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	32,797	39,812
Gross supply of electric energy	2,878	1,417
Use of distribution grid	3,381	3,040
Other operating revenues	354	614
	39,410	44,883
Deductions to Operating Revenue
ICMS on the sale of energy	(6,284)	(6,817)
Social contribution - PIS/PASEP	(650)	(739)
Social contribution - COFINS	(3,006)	(3,405)
Service tax - ISS	(11)	(12)
Global Reversion Reserve	(656)	(459)
Charges on PEE	(141)	(161)
Charge on Fuel consumption account - CCC	(300)	(846)
Charge on Research and Development	(141)	(161)
	(11,189)	(12,600)
Net Operating Revenue	28,221	32,283
Cost of electric energy service
Electric energy purchased for resale	(19,886)	(19,686)
Cost of operation
Personnel	(4,289)	(4,186)
Material		(113)
Third party services	(5)	(224)
Depreciation and amortization	(1,317)	(1,071)
Others	(58)	(65)
	(5,669)	(5,659)
Gross operating income/losses	2,666	6,938
Operating expenses
Sales expenses
Personnel	(1,614)	(1,353)
Material	(29)	(79)
Third party services	(371)	(1,171)
Depreciation	(5)	(5)
Provisions	(8,557)	(3,778)
Others	(26)	(18)
	(10,602)	(6,404)
General and administrative expense
Personnel	(2,976)	(3,437)
Administrators	(6)	(34)
Complementary pension fund	(232)	(305)
Material	(294)	(211)
Third party services	(654)	(1,384)
Leases and rentals	(25)	(40)
Depreciation	(293)	(307)
Others	(155)	(439)
	(4,635)	(6,157)
Other operational expenses
Supervision tax - ANEEL	(47)	(55)
Provisions	358
Other	(47)
	264	(55)
	(14,973)	(12,616)
Result of Service	(12,307)	(5,678)
Financing result
Income from financial applications	9	27
Monetary variation – asset	4,706	3,857
Monetary variation – liability	(5,590)	(1,631)
Debt charges	(1,192)	(1,376)
Others	(1,343)	(126)
	(3,410)	751
Operating result	(15,717)	(4,927)
Non-operating result	(118)	-
Loss for the period	(15,835)	(4,927)
Loss per share - R$	(0.05)	(0.02)

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
(10.69)	(4.30)	(37.89%)	(13.30%)

Market Data

Electric energy purchased for resale

1st qrt/10
MWh	161,947.781
R$ million	31.824

Energy sold

	1st qrt/10
Class	R$ million	MWh
State utilities	4.186	20,831
Industrial	0.753	3,359
Residential	18.214	56,429
Commercial	7.259	25,114
Other	1.398	7,579
Total	31.810	113,312

Losses  - %

1st qrt/10
Technical	Commercial
7.50	9.36

DEC- Duration of interruptions - in hours

1st qrt/10
2.11

FEC – Frequency of interruptions – Number of outages

1st qrt/10
3.23

TMA – Average response time – in minutes

1st qrt/10
58.24

Extension of distribution lines (km) – 03/31/10

km	Voltage (kV)
922.624	127V ou 220V
1,040.39	13.8kV
70.27	69kV

Average tariff – R$/MWh

1st qrt/10
280.73

Main Investments - R$ million

Project	1st qrt/10
Distribuition	0.102
Maintenance of energy distribution system	0.102
Maintenance of energy distribution and commercialization system	0.000

Loans and Financing – R$ million

Creditor	Balance on 03/31/10	Date Due	Currency
Eletrobras – RES 0676/03	8.42	04.30.2015	R$
Eletrobras – ECF 1554/97	7.48	04.30.2015	R$
Eletrobras – RES 0898/03	1.76	05.30.2015	R$
Eletrobras – RES 2516/05	0.30	10.30.2014	R$
Eletrobras – RES 2554/05	0.23	10.30.2014	R$
Eletrobras Eletronorte	26.53	11.30.2013	R$

Marketletter – March 2010

Contract obligations on 03/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Eletrobras	2.67	2.07	3.06	3.37	3.71	3.31	0
Eletrobras Eletronorte	4.67	6.79	7.50	7.57	0	0	0

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	678,056	677,846	629,596	669,950	716,663	766,242	745,050
R$ million	136.50	145.11	151.74	158.67	166.07	174.38	183.09

Default – more than  120 days – on 03/31/10

Class	R$ million
Industrial	0.076
Residential	1.921
Commercial	0.249
Other	57.786
Total	60.032

Number of employees – on 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
108	85	0	0	75	26	294

Department	Number of employees
Field	146
Administrative	148

Complementary work force – 03/31/10

Contracted	Other
01	01

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	2010	2009 (reclassified)
Current Assets
Cash and banks	228,130	80,644
Consumers and concessionaires	544,414	460,120
Provision for credits of questionable liquidation	(281,396)	(166,628)
Debtors	29,694	40,220
Taxes to compensate	11,694	6,173
Stored materials	113,297	73,821
Regulatory assets– Isolated – Law 12111/09	306,506	289,929
Refunding of fuel	563,250	-
Expenses paid in advance	34	669
Other credits	965	10,085
	1,516,588	795,033
Non-Current Assets
Associated, Subsidiaries, Holding co,	86	535
Taxes and social contributions to compensate	1,340,693	1,193,114
Deposits linked to legal suits	34,862	37,059
Debtors	7,352	9,910
Regulatory assets	43,004	-
Other credits	9,070	-
	1,435,067	1,240,618
Investment	7,670	7,670
Property, plant and equipment	2,010,665	1,812,130
Intangible	14,237	7,373
	3,467,639	3,067,791
Total Assets	4,984,227	3,862,824

Marketletter – March 2010

Liabilities and Stockholders’ Equity	2010	2009 (reclassified)
Current Liabilities
Suppliers	904,018	535,360
Payment-roll	3,352	2,957
Debt charges	-	777
Loans and Financing	19,929	214,986
Regulatory taxes	6,978	4,764
Taxes and social contributions	54,457	52,873
Estimated obligations	18,855	17,498
Regulatory liabilities	67,561	15,169
Installments	68,724	67,502
Other payable accounts	19,049	26,786
	1,162,923	938,672
Non-Current Liabilities
Loans and financing	364,876	1,206,336
Provision for contingencies	103,129	127,645
Fuel consumption account - CCC	566,717	805,910
Taxes and social contributions	-	4,847
Installments	138,783	187,374
Others	21,694	13,381
	1,195,199	2,345,493
Stockholders’ Equity
Social Capital	2,381,558	2,381,558
Accumulated losses	(1,724,142)	(1,802,899)
	657,416	578,659
Resources for capital increase	1,968,689	-
	2,626,105	578,659
Total Liabilities and Stockholders’ Equity	4,984,227	3,862,824

Marketletter – March 2010

Statement of Income for the period ended on March 31

(R$ thousand)

	2010	2009 (reclassified)
Operating Revenue
Supply of electric energy	148,978	190,330
Gross supply of electric energy	178,562	113,216
Revenue of use of electric energy	61,294	47,379
Other operating revenues	2,623	3,538
	391,457	354,463
Deductions to Operating Revenue
Charge fuel consumption account - CCC	(12,330)	(3,850)
Global Reversion Reserve	(8,926)	(7,947)
Charge Research and Development and Energetic Efficiency Project	(1,775)	(2,439)
Tax and social contributions	(100,988)	(99,544)
	(124,019)	(113,780)
Net operating revenue	267,438	240,683
Operating expense
Personnel	(53,481)	(48,226)
Material	(7,925)	(7,280)
Third party services	(54,312)	(36,655)
Fuel for production of electric energy	(524,456)	(315,474)
Expense recuperation – Fuel purchased	533,907	212,532
Financial compensation for use of hydro resources	(1,158)	(1,736)
Electric energy purchased for resale	(120,126)	(107,170)
Depreciation and amortization	(27,946)	(29,198)
Provision/operational provision reversion	(15,157)	(15,855)
Rentals	(31,879)	(33,631)
Others	74,247	(6,745)
	(228,286)	(389,438)
Result of Service	39,152	(148,755)
Financial Revenue (Expense)
Arrears on energy sold	7,518	6,578
Monetary variation – asset	-	943
Monetary variation – liability	(12)	(21)
Debt charges	(7,898)	(37,224)
Others	12,149	3,169
	11,757	(26,555)
Other revenues (expenses)	513	(1)
Operating Result	51,422	(175,311)
Loss before income tax and social contribution	51,422	(175,311)
Loss for the period	51,422	(175,311)
Loss per share – R$	0.03	(0.10)

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
67.10	(119.56)	25.09%	(49.67%)

Market Data

Energy generated

Plant	Installed Capacity - MVA	Energy generated – MWh 1st qrt/10	Beginning operation	End concession

PARINTINS	25.8	21,245	12/23/1965	Undefined
ITACOATIARA	34.3	13,991	09/03/1966	Undefined
MANACAPURU	17.7	20,459	01/28/1967	Undefined
BARREIRINHA	3.7	2,072	06/13/1967	Undefined
COARI	21.6	15,495	09/29/1967	Undefined
MAUÉS	11.0	7,555	12/13/1967	Undefined
HUMAITÁ	8.9	8,839	07/22/2968	Undefined
URUCARÁ	5.5	2,655	06/17/1968	Undefined
BENJAMIN CONSTANT	7.3	4,039	08/25/1968	Undefined
TEFÉ	19.2	14,212	08/30/1968	Undefined
MANICORÉ	6.5	4,767	05/15/1969	Undefined
AUTAZES	3.6	4,016	06/20/1969	Undefined
CODAJÁS	6.7	3,590	09/19/1969	Undefined
EIRUNEPÉ	10.0	4,339	09/26/1969	Undefined
NOVA OLINDA DO NORTE	5.9	3,747	10/15/1969	Undefined
ATALAIA DO NORTE	1.5	1,155	03/04/1970	Undefined
BARCELOS	4.8	3,218	07/21/1970	Undefined
LÁBREA	6.9	4,954	08/17/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.7	1,985	01/05/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.1	2,389	01/06/1971	Undefined
CARAUARI	6.4	3,787	01/071971	Undefined
FONTE BOA	4.4	3,130	01/07/1971	Undefined
BOCA DO ACRE	7.9	5,356	02/22/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	10.8	6,548	03/11/1971	Undefined
ITAPIRANGA	3.1	1,665	12/10/1971	Undefined
ANORI	4.3	2,067	13/10/1971	Undefined
SILVES	2.6	984	10/13/1971	Undefined
AUGUSTO MONTENEGRO	0.4	107	10/13/1971	Undefined
NHAMUNDÁ	2.5	1,799	11/06/1971	Undefined
TABATINGA	15.3	11,448	11/06/1971	Undefined
NOVO ARIPUANÃ	5.3	3,063	06/01/1972	Undefined
BORBA	7.0	3,589	05/01/1972	Undefined
SANTA ISABEL DO RIO NEGRO	2.2	1,419	10/26/1972	Undefined
JUTAÍ	3.2	2,152	05/01/1972	Undefined
NOVO AIRÃO	4.0	2,421	07/08/1973	Undefined
IPIXUNA	2.7	1,140	07/25/1973	Undefined
ENVIRA	3.9	1,827	08/31/1973	Undefined
CUCUÍ	0.6	175	10/15/1973	Undefined
JAPURÁ	0.2	68	10/25/1973	Undefined
MARAÃ	2.3	1,352	10/25/1973	Undefined
JURUÁ	2.0	922	10/23/1973	Undefined
TAPAUÁ	3.8	2,333	12/15/1973	Undefined
CANUTAMA	2.1	1,242	12/18/1973	Undefined
PAUINI	2.4	1,355	09/09/1974	Undefined
CAREIRO	2.1	1,756	09/11/1974	Undefined
AMATURÁ	1.0	899	11/04/1974	Undefined
ESTIRÃO DO EQUADOR	0.4	124	12/20/1974	Undefined
PALMEIRAS	0.4	102	12/23/1974	Undefined
IPIRANGA	0.4	123	01/01/1975	Undefined
VILA BITTENCOURT	0.4	167	12/24/1975	Undefined
IAUARETÊ	0.9	303	04/01/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	2.3	1,416	04/01/1975	Undefined
TONANTINS	2.4	1,594	04/01/1975	Undefined
ALVARÃES	2.2	1,397	05/05/1975	Undefined
BERURI	2.2	1,883	12/24/1975	Undefined
CAAPIRANGA	1.8	1,060	01/20/1975	Undefined
UARINI	2.0	1,270	02/04/1976	Undefined
URUCURITUBA	4.0	1,472	01/20/1975	Undefined
PEDRAS	0.6	217	08/15/12976	Undefined
ANAMÃ	1.7	980	01/01/1976	Undefined
ITAMARATI	2.2	760	02/20/1976	Undefined
CASTANHO	12.1	7,409	12/20/1979	Undefined
RIO PRETO DA EVA	2.4	3,649	06/10/2004	Undefined
LIMOEIRO	2.1	804	11/12/1982	Undefined
BOA VISTA DO RAMOS	3.0	1,700	03/11/1986	Undefined
MANAQUIRI	1.8	1,662	06/19/1984	Undefined
CAVIANA	0.4	186	07/14/1986	Undefined
CAMPINAS	0.4	125	07/15/1986	Undefined
CAIAMBÉ	0.5	271	08/02/1976	Undefined
MURITUBA	0.2	64	08/04/1986	Undefined
APUÍ	5.4	3,115	09/25/1986	Undefined
MOCAMBO	0.9	264	03/06/1’987	Undefined
BELÉM DO SOLIMÕES	0.7	282	03/12/1987	Undefined
ITAPEAÇÚ	0.9	267	03/06/1987	Undefined
CABORÍ	0.8	249	09/02/1992	Undefined
CAMETÁ	0.6	245	09/28/1992	Undefined
SACAMBÚ	0.4	150	12/23/1992	Undefined
NOVO REMANSO	1.7	1,684	08/16/1998	Undefined
TUIUÉ	0.7	163	09/05/1998	Undefined
JACARÉ	0.4	199	08/23/1998	Undefined
NOVO CÉU	0.9	575	08/26/1998	Undefined
ZÉ AÇÚ	0.2	82	09/24/1998	Undefined
VILA AMAZÔNIA	0.7	277	09/24/1998	Undefined
AXINIM	0.4	232	10/01/1998	Undefined
VILA URUCURITUBA	0.4	123	05/15/1999	Undefined
ARARA	0.2	120	04/14/2000	Undefined
FEIJOAL	0.7	201	02/18/2000	Undefined
LINDOIA	0.5	502	07/01/2000	Undefined
MOURA	0.7	116	04/14/2004	Undefined
BETÂNIA	0.2	121	07/17/2006	Undefined
VILA DE MATUPÍ	0.9	727	08/10/2006	Undefined
SANTA RITA WELL	0.9	259	11/26/2006	Undefined
PARAUÁ	0.3	144	09/13/2003	Undefined
UHE Balbina	250.0	217,274	01/1989	01/03/2027
UTE Aparecida	192.0	188,714	02/1984	Undefined
UTE Mauá	467.6	508,894	04/1973	Undefined
UTE Electron(*)	120.0	72,647	06/2005	Undefined
UT CO**	17.6	6,445	08/13/2009	Undefined
UT AS**	41.6	20,298	02/11/2009	Undefined
UT FO**	14.4	62,831	08/16/2009	Undefined
Total	1,478.5	1,323,265

* Unit belongs to Eletrobras Eletronorte.

Marketletter – March 2010

Electric energy purchased for resale

1st qrt/10
MWh	656,828
R$ million

Energy sold

	1st qrt/10
Distribution	R$ million	MWh
Residencial		304,399
Industrial		377,334
Commercial		214,972
Rural		10,319
Public authority		90,211
Public Ilumination		28,643
Public Service		48,014
Total		1,073,892

Fuel for production of electric energy

		1st qrt/10
Type	Metric unit	Quantity	R$ million
OÓil	Thousands liters	450,448

Losses  - %

1st qrt/10
Technical	Commercial
2.6	42.3

Marketletter – March 2010

Extension of transmission line – 03/31/10

Item	Line	Tension level Kv	Extension Km	Date of energization
1	MNSJ-LT4-01	69,0	7,337	4-fev-01
2	MNMU-LT4-01	69,0	11,932	13-out-91
3	MNDI-LT4-01	69,0	4,684	13-out-91
4	MNDI-LT4-02	69,0	4,684	11-nov-06
5	MNVO-LT4-01	69,0	1,160	13-out-91
6	MNVO-LT4-02	69,0	1,160	13-out-91
7	MNCC-LT4-01	69,0	5,796	26-jul-92
8	MNSG-LT4-01	69,0	6,418	28-set-97
9	MNSG-LT4-02	69,0	7,230	12-out-97
10	MNFL-LT4-01	69,0	4,438	11-fev-89
11	MNFL-LT4-02	69,0	4,494	18-nov-01
12	MNFL-LT4-03	69,0	4,842	2-dez-07
13	MNCD-LT4-01	69,0	7,463	1-jan-96
14	MNSO-LT4-01	69,0	9,516	19-mar-05
15	FLRE-LT04-01	69,0	1,466	30-nov-08
16	REPN-LT04-01	69,0	4,515	30-nov-08
17	FLPN-LT4-01	69,0	5,993	2-dez-07
18	ADPN-LT4-01	69,0	8,663	15-jul-83
19	ADSG-LT4-01	69,0	3,788	2-fev-97
20	ADCC-LT4-01	69,0	3,994	23-mar-05
21	ADEP-LI4-01	69,0	0,153	23-nov-99
22	MUDI-LT4-01	69,0	7,637	30-abr-77
23	MUDI-LT4-02	69,0	5,541	12-abr-99
24	MUDD-LT4-01	69,0	4,122	29-nov-97
25	MUDD-LT4-02	69,0	4,107	7-mar-04
26	MUCC-LT4-01	69,0	9,388	6-fev-05
27	MUCD-LT4-01	69,0	17,194	20-ago-06
28	MUMG-LT4-01	69,0	0,533	22-fev-04
29	MUEP-LI4-01	69,0	0,200	7-mar-04
30	MGSJ-LT4-01	69,0	8,882	9-mar-04
31	MGCE-LI4-01	69,0	6,058	9-jul-04
32	MUMG-LT4-02	69,0	0,226	29-fev-04
33	ETMU-LT4-01	69,0	0,358	1-jan-81
34	DICE-LT4-01	69,0	2,065	17-mar-96
35	DDCC-LT4-01	69,0	7,428	29-nov-97
36	SGCC-LT4-01	69,0	4,005	2-fev-97
37	SOSV-LT4-01	69,0	5,326	19-mar-05
38	PSIB-LI4-01	69,0	18,048	17-jun-06

Item	Line	Tension level Kv	Extension Km	Date of energization
1	BACR-LT6-01	230,0	158,513	6-nov-06
2	MNCR-LT6-01	230,0	22,704	6-nov-06
3	RTFG-LI6-01	230,0	0,129	13-set-98
4	BAMN-LT6-02	230,0	180,344	9-mai-89
5	BABA-LT6-01	230,0	0,590	20-fev-89
6	BABA-LT6-02	230,0	0,635	15-mar-89
7	BABA-LT6-03	230,0	0,635	24-abr-89
8	BABA-LT6-04	230,0	0,680	13-set-89
9	BABA-LT6-05	230,0	0,680	24-jul-89

DEC- Duration of interruptions - in hours

Capital

1st qrt/10
9.94

Interior

1st qrt/10
25.30

Global – Amazonas Energia (capital and interior)

1st qrt/10
15.30

FEC – Frequency of interruptions – Number of outages

Capital

1st qrt/10
6.38

Marketletter – March 2010

Interior

1st qrt/10
29.70

Global – Amazonas Energia (capital and interior)

1st qrt/10
14.52

TMA – Average response time – in minutes

Capital

1st qrt/10
139.30

Interior

1st qrt/10
170.82

Global – Amazonas Energia (capital and interior)

1st qrt/10
148.96

Average tariff – R$/MWh

1st qrt/10
278.81

Main investments - R$ million

Project	1st qrt/10
Distribution
Generation
Others
Total

Loans and Financing – R$ million

Creditor	03/31/10	Due date	Currency
Eletrobras		03/2019	REAL

Contract obligations - 31/12/2010– R$ million

Loans and Financing	2010	2011	2012	2013	2014	Após 2014

Energy Purchase Agreement

	2010	2011	2012	2013	2014	2015	After 2015 (2016-2018)
MWh	2,846,925.00	2,846,925.00	2,889,784.15	2,893,450.91	2,908,322.22	2,926,068.64	8,915,921.77
R$	920,924,404.12	1,013,953,833.76	1,063,932,345.26	1,112,247,328.18	1,168,070,893.48	1,226,238,779.08	4,067,597,058.05

Default – more than  120 days – on 03/31/10 – R$ million

Class	Total
Industrial	68,707,192.35
Residencial	108,492,697.49
Commercial	35,545,147.80
Other	43,314,051.84
Total	256,059,089.48

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
926	65	288	329	406	280	2,294

Department	Number of employees
Field	1,932
Administrative	362

Marketletter – March 2010

Complementary work force – 03/31/10

Contracted	Other
1,527	22

Marketletter – March 2010

Balance Sheet for the period ended on January, 31

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	9,112	3,601
Open-market applications	106,480	0
Light for All Project – related funds	283	27
Consumers	179,427	164,119
Electric energy credits in installments	31,403	26,219
Debtors	4,921	2,390
(-) Provision for credits of questionable liquidation	(99,986)	(72,012)
Services in course	5,835	11,109
Taxes to compensate	10,861	11,151
Fuel purchase - CCC	41,943	0
Stored materials	5,299	6,739
Low-income social tariff	1,466	2,918
Regulatory assets	65,340	20,129
Expenses paid in advance	2,015	(367)
Sales/Expenses to be reimbursed	1,139	1,110
Other credits	2,197	5,141
	367,735	182,274
Non-Current Assets
Consumers	10,512	11,755
Electric energy credits in installments	53,944	72,560
Collaterals and linked deposits	4,277	9,610
Credits to recover	2,075	7,575
Bens Transferidos à Amazonas Energia	5,787	0
Goods for sale	9,758	9,758
CCC	99,178	0
Expenses paid in advance	11,540	13,547
Other credits	5,747	1,997
Investments	1,836	1,836
Property, plant and equipment - net	352,921	248,581
Intangible	4,444	1,503
	562,019	378,722
Total Assets	929,754	560,996

Marketletter – March 2010

 (R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	168,126	55,018
Pay-roll	2,227	919
Debt charges	-	71
Taxes and social contributions	14,951	15,934
Loans and financing	6,784	55,001
Provision for Contingencies	16,498	-
Estimated obligations	6,690	5,491
Regulatory liabilities	1,645	-
Compensation account of the variation of values of items of Part “A” - CVA	18,251	18,285
Regulatory taxes	5,372	14,797
CCC – Diesel reimbursement	5,045	3,888
Others	13,627	11,891
	259,216	181,295
Non-Current Liabilities
Loans and financing	98,497	404,382
Provision for Contingencies	10,344	10,343
Refund CCC acount	36,789	36,570
Taxes and social contributions	3,463	3,898
Aquisição de Energia - Transição Sistema Interligado	99,178	-
Bens Adquiridos da Eletrobras Eletronorte	114,512	-
Regulatory taxes	18,946	6,623
CCC – Refund of oil for specific uses	14,254	18,944
	395,983	480,760

Stockholders’ Equity (not covered)
Social Capital	362,732	362,732
Capital Reserves	48,439	47,874
Accrued losses	(1,254,476)	(1,230,906)
	(843,305)	(820,300)
Resources for capital increase	1,117,860	719,241
	274,555	(101,059)
Total Liabilities and Stockholders’ Equity	929,754	560,996

Marketletter – March 2010

 Statement of Income for the period ended on January 31

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	160,197	183,627
Other revenues	(1,195)	1,139
	159,002	184,766
Deductions to Operating Revenue
ICMS tax	(26,794)	(29,620)
Social contribution - COFINS	(12,188)	(16,816)
Social contribution - PASEP-PIS	(2,646)	(3,449)
Global Reversion Reserve	(1,565)	(875)
ISS	-	(11)
Fuel consumption account - CCC	(4,659)	(3,153)
CDE	(4,501)	0
Proinfa	(3,800)	0
Energetic Efficiency Project - PEE	(506)	(659)
Research and Development	(506)	(659)
	(57,165)	(55,242)
Net Operating Revenue	101,837	129,524
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(72,886)	(83,486)
Cost of operation
Personnel	(3,830)	(3,300)
Material	(604)	(1,109)
Third party services	(9,035)	(8,001)
Raw material for production of electric energy	(24,314)	(26,712)
Recovery of expenses – CCC	24,314	23,063
Depreciation/Amortization	(5,870)	(5,202)
Others	(305)	(249)
	(19,644)	(21,510)
Cost of third party services	(92,530)	(104,996)
Operating Income	9,307	24,528
Operating Expenses
Expenses with sales	(17,175)	(16,213)
Administrative and general expenses	(17,786)	(13,536)
	(34,961)	(29,749)
Result of Service	(25,654)	(5,221)
Operating Result
Other revenues	1,259	55
Other expenses	(571)	(67)
	688	(12)
Financial Revenues (Expenses)
Income from financial applications	1,677	190
Arrears on energy sold	4,912	6,283
Debt charges	(2,249)	(13,685)
Monetary variations	969	3,266
Others	2,585	5
Financing result	7,894	(3,941)
Net income for the period	(17,072)	(9,174)

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
1st qrt/10	1st qrt/09	1st qrt/10	1st qrt/09
(19.78)	(0.02)	(19.43%)	(0.01%)

Market Data

Electric energy purchased for resale

1st qrt/10
Eletrobras System
MWh	525,899
R$ million	52.40
Other
MWh	195,500
R$ million	20.49

Energy sold

	1st qrt/10
Distribution	R$ million	MWh
State utilities	4.2	20,746
Industrial	27.5	86,806
Residential	67.9	179,897
Commercial	41.2	107,893
Other	29.6	96,982
Renda não faturada	-10.3	0
Total	160.0	492,324

Fuel for production of electric energy

		1st qrt/10
Type	Metric unit	Quantity	R$ million
Diesel	m3	15,007	24.31

Losses  - %

1st qrt/10
31.13

DEC- Duration of interruptions - in hours

1st qrt/10
7.62

FEC – Frequency of interruptions – Number of outages

1st qrt/10
8.54

TMA – Average response time – in minutes

1st qrt/10
156.90

Extension of distribution lines (km) – 03/31/10

Voltage (kV)

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total
359	339	528	11,626	26,934	39,786

Average tariff – R$/MWh

1st qrt/10
288,98

Main investments - R$ million

Project	1st qrt/10
Distribution	28.93
Expansion RD Rural of the distribution Light for all	20.55
Expansion RD Urban distribution	0.52
Maintenance of the distribution system	6.20
Maintenance of transmission system	0.02
Isolated system - energy	0.00
Modernization – Distribution and Comercialization System	1.33
Expansion of the Distribution System	0.31
Infrastructure and suport	0.49
Maintenance of real estate	0.27
Maintenance of real estate, vehicles, machinery and equipment	0.14
Maintenance of info assets	0.08
Producion	0.02
Maintenance of generation system	0.02
Total	29.44

Marketletter – March 2010

Loans and Financing – R$ million

Creditor	Balance on 03/31/10	Due date	Currency
Eletrobras	102.3	2025	Real

Contract obligations on 03/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
		15.77	15.70	15.69	11.50	8.99	34.66

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	2,921,395	3,186,896	3,459,387	3,638,122	3,990,539	4,159,078	18,855,115
R$ million	358.63	391.22	424.67	446.62	489.88	510.57	2.314.65

Average tariff – R$/MWh

1st qrt/10
122.76

Default – more than  90 days – on 03/31/10

Class	R$ million
Industrial	7.71
Residential	6.00
Commercial	4.39
Other	85.10
Total	103.76

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
266	2	37	60	262	117	744

Department	Number of employees
Field	374
Administrative	370

Complementary work force – 03/31/10

Contracted	Other (*)
1,180	6

(*) Employees from others companies of  theEletrobras System

Marketletter – March 2010

Balance Sheet for the period ended on March 31

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	15,055	19,672
Consumers	82,385	68,733
Provision for credits of questionable liquidation	(36,853)	(28,644)
Stored materials	2,658	2,376
Taxes to recover	5,200	3,636
Acquisition of fuel on account of Fuel consumption account - CCC	23,140	5,179
Expenses paid in advance	10,342	6,472
Low-income social tariff	449	778
Other credits	8,531	9,513
	110,907	87,715
Non-Current Assets
Long-term assets
Taxes to recover	2,050	983
Legal deposits	5,508	5,556
Affiliates, controlled and holding co’s	-	21,323
Other credits	362	567
	7,920	28,429
Investments	838	838
Property, plant and equipment	277,257	87,329
Intangible	3,597	1,491
	289,612	118,087
Total Assets	400,519	205,802

Marketletter – March 2010

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	44,065	24,497
Taxes and social contributions	7,785	6,207
Loans and financing	25,550	8,799
Estimated obligations	1,710	1,244
Regulatory Charges	1,535	711
Complementary pension fund	964	-
Investment in projects	12,508	9,746
Provisions for contingencies	40	4,017
Other	9,512	3,412
	103,669	58,633
Non-Current Liabilities
Long-term Liabilities
Loans and financing	18,144	30,982
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Assets transferred from ELETRONORTE	136,490	-
Complementary pension fund	5,389	-
Other	61	63
	192,801	63,762
Stockholders’ Equity
Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Accumulated Results	(145,385)	(130,102)
	(76,518)	(61,235)
Resources for capital increase
Advance for capital increase	180,567	144,642
	104,049	83,407
Total Liabilities and Stockholders’ Equity	400,519	205,802

Marketletter – March 2010

Statement of Income for the period ended on March 31

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	68,325	66,466
Other revenues	2,615	2,044
	70,940	68,510
Deductions to Operating Revenue
ICMS tax	(14,538)	(13,805)
Social contribution - COFINS	(5,508)	(5,466)
Social contribution - PASEP-PIS	(1,195)	(1,186)
Global Reversion Reserve	(1,487)	(412)
Energetic Efficiency Project - PEE	(223)	(225)
Research and Development	(195)	(225)
Fuel consumption account - CCC	(1,443)	(1,091)
CDE	(1,481)	-
	(26,070)	(22,410)
Net Operating Revenue	44,870	46,100
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(24,679)	(23,295)
Cost of operation
Personnel	(1,050)	(684)
Material	(34)	(37)
Third party services	(2,494)	(3,068)
Raw material for production of electric energy	(21,458)	(19,956)
Recovery of expenses – raw material consumed under Fuel consumption account - CCC/ Energetic development account - CDE	18,484	16,866
Depreciation/Amortization	(2,169)	(3,093)
Credit losses of ICMS	(573)	(743)
Others	(466)	(112)
	(34,439)	(34,122)
Operating Income	10,431	11,978
Operating Expenses
Expenses with sales	(6,572)	(5,855)
Administrative expenses	(4,120)	(2,743)
Other		8
	(10,692)	(8,590)
Result of Service	(261)	3,388
Financing Result
Financing revenues	364	355
Financing expenses	(1,517)	(3,044)
Net income for the period	(1,414)	699
Income per share	(0.03)	0.01

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
1.91	6.48	4.25%	14.06%

Market Data

Electric energy purchased for resale

1st qrt/10
MWh	220,817
Eletrobras System	165,850
Other	54,967
R$ milhões
Eletrobras System
Other	1,607

Energy sold

	1st qrt/10
Distribution	R$ million	MWh
State utilities	14.3	34,927
Industrial	4.2	7,776
Residential	34.6	72,759
Commercial	17.3	33,749
Other	3.0	12,534
Total	73.4	161,745

Fuel for production of electric energy

		1st qrt/10
Type	Metric unit	Quantity	R$ million
Diesel	Litres	8,732,297	21,458

Losses  - %

1st qrt/10
Technical	Commercial
11.86	15.33

DEC- Duration of interruptions - in hours

1st qrt/10
13.59

FEC – Frequency of interruptions – Number of outages

1st qrt/10
12.69

TMA – Average response time – in minutes

1st qrt/10
577.41

Extension of distribution lines (km)

Tension

AT+BT urban	AT+BT rural
1,795.165	11,832.068

Average tariff – R$/MWh

1st qrt/10
453.80

Main investments - R$ million

Project	1st qrt/10
Distribution
Installation of urban distribution system	1,915
Luz para todos (Light for All)	8,565
Maintenance of energy distribution system	2,593
Maintenance of isolated system	1,563
Other
Maintenance of assets and property	0
Maintenance of vehicles and machinery	108
Maintenance of info assets	419
Total	15,163

Marketletter – March 2010

Loans and Financing – R$ million

Creditor	Balance on 03/31/10	Due date	Currency
Eletrobras	44,693	As of 2010	R$

Loans and	2010	2011	2012	2013	2014	2015	After 2014
Financing	44,693

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2014
MWh	2,621	2,807	2,996	3,193	3,383	3,575	11,723

Default – more than  120 days – on 03/31/10

Class	R$ million
Industrial	767
Residential	5,743
Commercial	2,918
Other	28,817
Total	38,245

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
97	5	0	0	70	92	264

Department	Number of employees
Field	171
Administrative	93

Complementary work force – 03/31/10

Contracted	Other (*)
1	3

(*) Employees from others companies of the Eletrobras System

Marketletter – March 2010

Balance Sheet for the period ended on March, 31

(R$ thousand)

	2010	2009
Assets
Current Assets

Cash and banks	22,927	21,589
Consumers and concessionaires	384,442	378,683
Program for reduction of electric energy consumption	4,466	4,498
Tariff charges	905	972
Non-regulated energy	7,101	8,986
Debtors	8,177	7,587
Taxes and social contributions to compensate	8,502	4,660
Social tariff for low-income consumers	9,330	10,593
(-) Provision for credits of questionable liquidation	(220,464)	(133,190)
Stored materials	5,543	4,719
Other credits	20,081	7,543
Regulatory assets	35,399	46,187
	286,409	362,827
Non-Current Assets
Consumers	122,567	116,172
Taxes and social contributions to compensate	2,708	3,660
(-) Provision for credits of questionable liquidation	(11,108)	(3,405)
Collaterals and tied deposits	4,413	0
Deposits linked to legal suits	26,853	25,804
Others	12,351	6,600
Regulatory assets	4,257	8,017
	162,041	156,848
Investments	168	168
Property, plant and equipment - net	347,171	293,315
Intangible	3,461	414
	512,841	450,745
Total Assets	799,250	813,572

Marketletter – March 2010

(R$ thousand)

Liabilities	2010	2009
Current Liabilities

Suppliers	47,498	53,705
Program for the reduction of electric energy consumption	2,410	2,414
Tariff charges	558	754
Payment-roll	6,640	4,430
Supported resigning program	7,293	0
Taxes and social contributions	32,760	68,157
Loans and financing	14,925	55,554
Employees beneficts	18,853	0
Social tariff for low-income consumers	28	625
Regulatory liabilities	17,776	14,911
Provision for vacations and social charges	9,085	8,665
Regulatory taxes	4,662	2,533
Program for energy efficiency	26,041	6,507
Others	27,290	24,205
	215,819	242,460
Non-Current Liabilities

Taxes and social contributions	14,766	18,419
Loans and financing	148,130	347,111
Provision for contingencies	71,097	31,198
Program for the reduction of electric energy consumption	4,315	20,765
Other obligations	19,563	20,298
	257,871	437,791
Stockholders’ Equity

Social Capital	218,393	218,393
Accrued losses	(419,866)	(322,930)
	(201,473)	(104,537)
Resources for capital increase	527,033	237,858
Total Liabilities	799,250	813,572

Marketletter – March 2010

Statement of Income for the period ended on March, 31

(R$ thousand)

	2010	2009
Operating Revenue
Supply and gross supply of electric energy	157,761	175,356
Social tariff for low-income consumers	14,062	15,951
Electric grid availability revenue	39,647	42,314
Other revenues	2,202	1,266
	213,672	234,887
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(41,243)	(46,192)
Social contribution - COFINS	(10,204)	(11,360)
Social contribution - PASEP	(2,248)	(2,466)
Global Reversion Reserve	(1,171)	(1,080)
Consumer charge - Energetic Efficiency Project - PEE	(745)	(815)
Consumer charge - Energetic development account - CDE	(1,299)	(1,095)
Consumer charge - Fuel consumption account - CCC	(5,708)	(3,404)
Consumer charge –Research and Development	(745)	(809)
Others	(16)	(19)
	(63,379)	(67,240)
Net Operating Revenue	150,293	167,647
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(81,487)	(71,746)
Charge on the use of transmission grid	(12,179)	(10,618)
	(93,666)	(82,364)
Cost of operation
Personnel	(24,939)	(17,892)
Material	(416)	(1,149)
Third party services	(5,196)	(5,206)
Depreciation and amortization	(6,035)	(7,624)
Others	(1,194)	(920)
	(37,780)	(32,791)
Total cost services rendered	(131,446)	(115,155)
Gross Income	18,847	52,492
Operating Expenses
Expenses with sales	(22,375)	(19,757)
Administrative and general expenses	(14,488)	(14,583)
Other Revenues (Expenses) net	(352)	(210)
	(37,215)	(34,550)
Operating Result	(18,368)	17,942
Financing result	5,418	(8,257)
Result before taxes	(12,950)	9,685
Provision for social contribution on net income	0	(749)
Provision for income tax	0	(1,966)
Net income (loss) for the period	(12,950)	6,970
Net income (loss) per share – R$	(0.0367)	0.0197

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
1st qrt/10	1st qrt/09	1st qrt/10	1st qrt/09
(12.33)	25.57	(8.21%)	15.25%

Market Data

Electric energy purchased for resale

1st qrt/10
MWh	982,290
Eletrobras	593,755
Other	388,535
R$ million	81,487
Eletrobras	46,408
Other	35,079

Energy sold

	1st qrt/10
Distribution	R$ million	MWh
Residential	67	231,285
Industrial	21	113,440
Commercial	40	131,655
Rural	8	54,016
Government	9	31,344
Public illumination	6	34,122
Public service	8	41,892
Total	159	637,754

Losses  - %

1st qrt/10
Technical	Commercial
8.80	24.12

DEC- Duration of interruptions - in hours

1st qrt/10
5.7077

FEC – Frequency of interruptions – Number of outages

1st qrt/10
4.0264

TMA – Average response time – in minutes

1st qrt/10
118

Average tariff – R$/MWh

1st qrt/10
246.75

Main investments - R$ million

Project	1st qrt/10
Distribution
Citizen energy	11
Northeastern region energy	7
Other	2
Total	20

Marketletter – March 2010

Loans and Financing – R$ million

Creditor	Balance on 03/31/10	Due date	Currency
ELETROBRAS	123	2021	REAL
FACEAL	33	2015	REAL
BNDES	1	2013	REAL
BIC BANCO	2	2010	REAL
BANCO DO BRASIL	4	2010	REAL
LLOYDS BANK	1	2024	DÓLAR

Contract obligations on 03/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Local currency	178	30	30	28	23	11	26
Foreign currency	1	-	-	-	-	-	1

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	3,931,845	4,019,366	4,124,886	4,336,777	4,373,247	4,413,787	4,413,787
Average tariff	83.00	83.00	83.00	83.00	83.00	83.00	83.00
R$ million	326.343	333.607	342.365	359.952	362.979	366.344	366.344

Default – more than 90 days – on 03/31/10

Class	R$ million
Residential	6
Industrial	53
Commercial	14
Rural	25
Government	7
Public ilumination	12
Other	3
Total	120

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
453	0	0	112	224	383	1,172

Department	Number of employees
Field	761
Administrative	411

Complementary work force – 03/31/10

Contracted	Other
508	8

Marketletter – March 2010

Balance Sheet for the period ended on March, 31

(R$)

Assets	2010	2009
Current Assets
Cash and banks	13,837,514.43	13,963,468.38
Open-market applications	66,804,701.09	4,890,925.74
Consumers	432,406,369.16	320,143,793.53
Receivables	1,851,807.22	57,487,294.18
Provision for credits of questionable liquidation	(212,238,319.33)	(172,080,165.36)
Non-managerial tariff values to compensate	45,022,714.00	696,733.10
Taxes to compensate	9,678,552.23	10,244,592.57
Low-income consumption – subsidies to receive	11,599,862.32	11,374,971.16
Stored materials	11,805,760.94	7,154,229.45
Other credits	10,761,156.91	4,988,039.10
	391,530,118.97	258,863,881.85
Non-Current Assets
Consumers	13,470,253.14	-
Receivables	799,106.10	3,446,572.52
Taxes to compensate	3,643,826.26	3,537,719.84
Emergency program for reduction of electric energy consumption	177,916.44	178,105.68
Legal deposits	23,749,088.58	42,705,851.80
Provision for credits of questionable liquidation	(868,978.08)	-
Others	-	127,035.02
	40,971,212.44	49,995,284.86
Investments	145,656.80	145,656.80
Property, plant and equipment	302,784,364.23	320,950,255.32
Intangible	3,673,576.35	5,252,895.83
	306,603,597.38	326,348,807.95
	347,574,809.82	376,344,092.81
Total Assets	739,104,928.79	635,207,974.66

Marketletter – March 2010

(R$)

Liabilities and Stockholders Equity	2010	2009
Current Liabilities
Suppliers	77,104,552.15	74,640,120.74
Payment-roll	9,836,919.71	5,366,000.81
Debt charges	675,617.40	282,862.22
Loans and financing	63,762,588.05	80,534,905.18
Regulatory taxes	6,408,398.41	4,738,384.88
Research and development	15,266,915.04	25,663,834.98
Private security fund	9,870,747.26	7,426,893.26
Taxes and contributions	26,841,223.27	25,231,049.32
Program for tax recovery - REFIS	1,647,997.08	16,270,174.20
Estimated obligations	11,692,693.71	15,784,063.69
Other payable accounts	18,411,812.68	1,730,259.73
	241,519,464.76	257,668,549.01
Non-Current Liabilities
Free energy	26,507,827.90	19,613,710.41
Loans and financing	357,712,658.12	507,375,200.26
Private security fund	88,345,181.68	93,815,482.65
Provision for contingencies	52,432,643.82	20,789,350.81
Rationing tax	742,936.15	743,664.57
Other payable accounts	27,913,215.84	753,433.80
	553,654,463.51	643,090,842.50
Stockholders Equity
Social Capital	375,023,144.61	375,023,144.61
Capital Reserves	31,535,890.60	31,535,890.60
Accumulated losses	(1,241,851,586.21)	(1,172,431,695.88)
	(835,292,551.00)	(765,872,660.67)
Resources for capital increase	779,223,551.52	500,321,243.82
	(56,068,999.48)	(265,551,416.85)
Total Liabilities and Stockholders Equity	739,104,928.79	635,207,974.66

Marketletter – March 2010

Statement of Income for the period ended on March, 31

(R$)

Operating Revenue	2010	2009
Supply of electric energy	217,259,311.98	196,742,356.83
Use of grid and short-term energy	5,270,076.15	6,957,677.51
Other revenues	4,422,840.55	2,844,853.32
	226,952,228.68	206,544,887.66
Deductions to Operating Revenue
Service tax - ICMS	(45,458,748.10)	(40,149,386.32)
Social contribution - COFINS	(17,248,369.38)	(15,507,602.00)
Social contribution - PIS/PASEP	(3,744,711.98)	(3,378,533.58)
ISS	(3,372.00)	(28,924.67)
Regulatory assets	389,694.69	(1,847,311.55)
Global Reversion Reserve	(1,927,578.08)	(990,397.11)
Consumer charge - PEE	(745,236.59)	(676,424.81)
Consumer charge – R&D	(745,834.38)	(2,892,842.30)
CCC	(3,209,216.88)	(3,070,823.11)
CDE and other	(1,114,622.39)	(625,002.34)
	(73,807,995.09)	(69,167,247.79)
Net Operating Revenue	153,144,233.59	137,377,639.87
Cost with electric energy
Cost with electric energy	(75,041,242.17)	(65,712,714.31)
Cost with operation	(31,041,890.81)	(26,632,462.05)
	(106,083,132.98)	(92,345,176.36)
Gross Operating Result	47,061,100.61	45,032,463.51
Operating Expenses
Expenses with sales	(20,233,146.96)	(21,653,461.42)
Administrative and general expenses	(14,068,657.30)	(9,921,554.29)
	(34,301,804.26)	(31,575,015.71)
Result of service	12,759,296.35	13,457,447.80
Other results
Other revenues	0.00	131.74
Other expenses	(113,739.02)	(640,673.40)
	(113,739.02)	(640,541.66)
Financial Revenues (Expenses)
Income from financial applications	2,182,709.55	469,767.67
Arrears – energy sold	5,158,081.05	1,993,653.20
Debt charges	(7,890,529.23)	(15,516,389.50)
Debt monetary variation	(3,925,552.49)	(6,718,141.74)
Other	1,590,012.48	(5,574,417.46)
Financing result	(2,885,278.64)	(25,345,527.83)
Loss for the period	9,760,278.69	(12,528,621.69)
Loss per share	(3.77)	(3.77)

Marketletter – March 2010

R$ million

EBITDA		EBITDA Margin
1st qrt/10	1st qrt/09	1st qrt/10	1st qrt/09
12.76	13.46	8.33%	9.80%

Market Data

Electric energy purchased for resale

	Eletrobras System	Other Supliers	T O T A L
MWh	479,192	301,589	780,781
R$ million	38,432	26,403	64,835

Energy sold

	1st qrt/10
Distribution	R$ million	MWh
State utilities	33,894	98,686
Industrial	17,894	105,359
Residential	114,810	235,292
Commercial	47,973	60,275
Other	2,688	20,879
Total	217,259	520,492

Losses  - %

1st qrt/10
Technical	Commercial
12,4	17,5

DEC- Duration of interruptions - in hours

1st qrt/10
12,68

FEC – Frequency of interruptions – Number of outages

1st qrt/10
8,96

TMA – Average response time – in minutes

1st qrt/10
204

Extension of distribution lines (km) – 03/31/10

AT + BT urban	AT + BT rural
12,647	33,080

Average tariff – R$/MWh

1st qrt/10
310,99

Main Investments

Project	R$ million
Transmission	3.49
Light for all	39.21
Distribution	3.60
Other	1.66
Total	47.96

Loans and Financing – R$ million

Creditor	Balance on 03/31/10	Due date	Currency
ELETROBRAS	322,059	2017	RGR/FINEL
B BRASIL/ROL	3,262	2014	IGPM
BB-MORGAN	8,119	2024	DÓLAR
ELETROBRAS CHESF	88,035	2010	IGPM

Marketletter – March 2010

Contract obligations on 03/31/10

Loans and Financing– R$ million	2010	2011	2012	2013	2014	After 2015
		37,527	56,296	75,060	93,825	112,594

Energy Purcahse Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	3,5573,353	4,040,605	4,523,977	3,088,899	2,,599,428	2,035,284	35,866,965
R$	288,006,625,09	348,191,258,08	478,330,783,87	410,712,334,16	358,331,163,13	296,846,170,34	5,231,196,793,71

Default – more than  120 days – on 03/31/10

Class	R$ million
Industrial	28,930
Residential	8,534
Commercial	16,545
Other	117,243
Total	171,252

Number of employees – 03/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
326	0	1	16	278	716	1,337

Department	Number of employees
Field	691
Administrative	646

Complementary work force – 03/31/10

Contracted	Other
1,123	6

 (*) Employees from others companies of the Eletrobras System

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.